ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN


07022284

com
4 809
... REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

March 29, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption (**FILE NO. 82-5113**)

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Concessions for Victims of Typhoon 0613 in Miyazaki Prefecture in Relation to October Billing Amounts

2. Launch of High Definition Broadcasting on SKY PerfecTV! (124/128 Services)

3. Notice of the Details for the Issuance of Stock Options (Stock Acquisition Rights)

4. Launch of SKY PerfecTV! HIKARI, a Multichannel Broadcasting Service Employing Optical Fiber Networks, in Koriyama-shi, Fukushima

5. Announcement of an Executive Change

dlw4/6

6. Launch of Terrestrial Digital Broadcasting in Fukuyama-shi, Hiroshima, from October 1 through "HIKARI PerfecTV!" --Timed to coincide with the launch in Hiroshima-shi via optical fiber networks--

7. Total Registrations and Individual Subscribers as of the end of September 2006

8. WOWOW to Commence Broadcasting on SKY PerfecTV! (124/128 Services) Platform

9. Revision to Results Forecast

10. Regarding Press Coverage in Today's Nihon Keizai Shimbun Evening Edition

11. Partial Business Succession accompanying Split of CS Broadcasting Business of Nippon BS Broadcasting Corporation

12. Consolidated Semi-Annual Report Release for the year ending March 2007

13. Summary of Business Results for 1H/FY2006 (Supplemental Information)

14. Notice of Basic Agreement of the Business Combination Through Establishment of a Joint Holding Company

15. The Business Combination of SKY Perfect Communications and JSAT

16. Financial Summary of 1H/FY2006 and Our Business Strategy

17. Total Registrations and Individual Subscribers as of the end of October 2006

18. Concessions for Victims of a Tornado in Saroma-cho, Hokkaido, in Relation to December Billing Amounts

19. Notification of establishment of Multimedia Broadcasting Planning LLC, a joint venture

20. Total Registrations and Individual Subscribers as of the end of November 2006

21. Change in Name of 110-Degree CS Digital Broadcasting Service "SKY PerfecTV! 110" --The new name "e2 by SKY PerfecTV!" in place from February 1, 2007--

22. Commencement of WOWOW Broadcasting over SKY PerfecTV! HIKARI, Optical-Fiber-Based Broadcasting Service

23. Completion of Registration as a Broadcaster on Telecommunications Services for the 124-Degrees/128-Degrees Longitude East Services

24. Notice of Establishment of the ISDB-T Multimedia Forum

25. eTEN, Inc. to Become a Subsidiary of SKY Perfect Communications Inc.

26. Total Registrations and Individual Subscribers as of the end of December 2006

27. Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement

28. Announcement of Partial Amendment to the Articles of Incorporation

29. Acquisition of On Demand TV, Inc. and I-Cast, Inc Shares

30. Notice of Consolidation of eTEN, Inc. through Share Exchange

31. Revision to Results Forecast

32. Consolidated Business Results of Third Quarter for the year ending March 2007

33. Summary of Business Results for 3Q/FY2006 (Supplemental Information)

34. Financial Summary of 3Q/FY2006 and Our Business Strategy

35. Total Registrations and Individual Subscribers as of the end of January 2007

36. Notice Regarding Allocation and Issuance of Stock Acquisition Rights Accompanying the Share Transfer

37. Notice of Share Exchange Ratio of eTen, Inc.

38. Total Registrations and Individual Subscribers as of the end of February 2007

39. SKY Perfect JSAT's Corporate Logo and Location of the Head Office

40. SKY Perfect JSAT Group The New Mid-Term Management Plan (FY2007-FY2011)

41. Results Forecasts of SKY Perfect JSAT Corporation for the Year Ending March 31, 2008

42. SKY Perfect JSAT Group's Mid-Term Management Plan

43. Brief Description of Semi-Annual Report

44. Semiannual Report 2006

If you have any questions or requests for additional information, please do not hesitate to contact Atsushi Izumi of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1000, facsimile +813-6888-6840). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Atsushi Izumi

Atsushi Izumi

Enclosure

SKY Perfect Communications Inc.
News Release

September 22, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Concessions for Victims of Typhoon 0613 in Miyazaki Prefecture in Relation to October Billing Amounts

SKY Perfect Communications Inc., together with the 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The impact of this matter on the Company's consolidated financial results is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

September 22, 2006
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of Typhoon 0613 in Miyazaki Prefecture in Relation to October Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in Nobeoka-shi, Miyazaki Prefecture, where the Disaster Relief Act has been applied in the wake of damage caused by Typhoon 0613. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV! 110" in the area would be exempt from paying their October bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the typhoon.

Details

1. Applicable areas (As of September 18, 2006)
   (1) Nobeoka-shi in Miyagi Prefecture
   (2) Where it is deemed that damage has been incurred similar to that in the above areas as a result of the heavy rainfall.

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

September 28, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of High Definition Broadcasting on SKY PerfecTV! (124/128 Services)

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce that it has made a decision to start specific studies for commencing high definition (HD) broadcasting in summer 2008 on SKY PerfecTV! (124/128 services), currently offered from two communications satellites.

Started in December 2003 in three major areas, namely the Kanto, Kinki and Chukyo regions, terrestrial digital broadcasting will expand nationwide by the end of 2006. Given that terrestrial analog broadcasting will be ceased in 2011, digital TV sets ready for HD broadcasting are penetrating the market at an accelerating pace. Under the brand name PerfecTV!, SKY Perfect launched Japan's first digital multi-channel broadcast service in October 1996. In line with the change in media circumstances and progress in digital technologies, HD broadcasting is becoming increasingly common and a growing number of households will own digital TV sets, enjoying a broad array of programs on some 290 channels on the SKY PerfecTV! platform.

SKY Perfect will continue to regard SKY PerfecTV!, which covers approximately 290 channels, as its mainstay service. To ensure that it remains distinctive from other media, SKY Perfect will be adding several HD channels to this platform in the summer of 2008 to bolster subscriber numbers and enhance its broadcasting service.

New HD content introduced on SKY PerfecTV! will be compliant with the new DVB-S.2* standard for transmission and the H.264/MPEG-4 AVC* standard for encoding. Both standards are expected to be adopted worldwide. They increase transmission efficiency and open the way for broadcasting HD content within a much narrower transmission bandwidth than that achievable with the conventional method.

SKY Perfect envisions launching around ten HD broadcasting channels on the JCSAT-4A communication satellite located at 124 degrees E Longitude owned by JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki) in the summer of 2008. It will also aim to launch about 20 additional HD channels in the fall of 2009, to offer an approximate total of 30 HD channels.

SKY Perfect will also start detailed studies aimed at developing new STBs compliant with HD broadcasting and at establishing a system for supplying such STBs. Given simultaneous rebroadcast of terrestrial digital broadcasting in cooperation with JSAT Corporation, the new STB will also support terrestrial digital

broadcasting.

No details have been set for specific HD channels, the new HD basic pack and their respective fees. They will be announced as soon as they are finalized.

* DVB-S.2

For television broadcasting and data transmission, worldwide satellite operators currently use the DVB-S standard set out by the European standardization body called Digital Video Broadcasting (DVB). In March 2005, the DVB-S.2 standard was approved as the next-generation satellite transfer standard. Reflecting the progress in channel coding and modulation technologies, it boasts satellite circuit efficiency about 30% beyond that of the DVB-S.

* H.264 / MPEG-4 AVC

H.264 / MPEG-4 AVC is the next-generation video compression standard based on MPEG-4. Its standard specifications were formulated in December 2003 by a joint organization of the ITU Telecommunication Standardization Sector (ITU-T) and ISO/IEC Moving Picture Experts Group (MPEG), which is known as the Joint Video Team (JVT). It offers higher compression efficiencies and requires a smaller bandwidth for distributing HD video content than the MPEG-2 standard, which is currently used for BS, CS and terrestrial broadcasting. Outside Japan, H-264-based services were successively launched at the end of 2005 and in 2006 on DIRECTV and ECHOSTAR in the United States and on BSkyB in the United Kingdom.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.
News Release

FILE No.
82—5113

September 29, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of the Details for the Issuance of Stock Options (Stock Acquisition Rights)

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo: President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce that, today, those details that were yet to be finalized in relation to the issuance of new stock acquisition rights to be issued as stock options to Company directors and executive officers pursuant to Article 238 (1) and (2) and Article 240 (1) of the Corporate Law decided on at the meeting of the Board of Directors held on August 30, 2006 are finalized. The details are provided below.

Details

1. Price of assets being invested in upon the exercise of new stock acquisition rights
   70,256 yen per share
   70,256 yen per unit

2. Total issue price for shares issued upon the exercise of new stock acquisition rights
   82,902,080 yen

Note: Guidelines on the issuance of new stock acquisition rights for matters besides those outlined above were announced on May 12, 2006 and August 30, 2006. Please note that the allotment of new stock acquisition rights constitutes no condition particularly beneficial to the persons to which such rights are issued.

(Reference)

(1) New stock acquisition right allotment date: October 1, 2006
(2) New stock acquisition right exercise period: From October 1, 2008 to September 30, 2012
(3) Intended recipients of new stock acquisition right allotment: 6 directors (685 units), 6 executive officers (495 units). Total of 12 persons (1,180 units).

* For any inquiries on this matter please call
Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.
News Release

FILE No.
82—5113

September 29, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of SKY PerfecTV! HIKARI, a Multichannel Broadcasting Service Employing Optical Fiber Networks, in Koriyama-shi, Fukushima

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), is pleased to announce the commencement of sales of SKY PerfecTV! HIKARI, the multichannel broadcasting service employing optical fiber networks, in Koriyama-shi, Fukushima. Details are provided in the attached news release.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

OptiCast Inc.
News Release

September 29, 2006

Launch of SKY PerfecTV! HIKARI, a Multichannel Broadcasting Service Employing Optical Fiber Networks, in Koriyama-shi, Fukushima

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito: "SKY Perfect"), is pleased to announce the commencement of sales of SKY PerfecTV! HIKARI, the multichannel broadcasting service employing optical fiber networks, in Koriyama-shi, Fukushima from October 1, 2006. This follows the completion of the change in service area registration for the broadcasting business using wired service pursuant to the Law Concerning Broadcast on Telecommunications Services. This service will be marketed by OptiCast Marketing Inc. (Head Office: Shibuya-ku, Tokyo: President and Representative Director: Tatsuro Saitoh; "OptiCast Marketing").

SKY PerfecTV! HIKARI is a multichannel broadcasting service that operates over radio frequency (RF) using the B FLET'S service (Fiber-To-The-Home Internet service) provided by Nippon Telegraph and Telephone East Corporation (Head Office: Shinjuku-ku, Tokyo; President and Representative Director: Toyohiko Takabe; "NTT East") and the FLET'S service provided by Nippon Telegraph and Telephone West Corporation (Head Office: Osaka-shi, Osaka; President and Representative Director: Shunzo Morishita; "NTT West"). Now, OptiCast will launch a simultaneous re-transmission broadcasting service in the central areas of Koriyama-shi where terrestrial digital broadcasting and BS digital broadcasting will be provided in addition to the 280 channels SKY Perfect broadcasts through the multichannel broadcasting service. There are also plans for the service area to be progressively expanded in the future. OptiCast currently provides the SKY PerfecTV! HIKARI service over a service area encompassing some 5.7 million households in Tokyo, Kanagawa Prefecture, Chiba Prefecture, Aichi Prefecture, Osaka, and Hyogo Prefecture.

In December 2004, holding 66.7% of the number of issued shares, OptiCast became the largest shareholder in Information Network Koriyama Inc. (Head Office: Koriyama, Fukushima; President and Representative Director: Tatsuro Saitoh; "INK"), a cable television business planning company in Koriyama. INK is a cable television planning company that was established in December 1984 primarily backed by local capital with investments also made by the City of Koriyama and the Koriyama Chamber of Commerce and Industry, and has for many years, been working towards the commercialization of multichannel broadcasting services in the form of urban CATV. Since investing in INK, OptiCast has continued to investigate the possibility of providing multichannel broadcasting and Internet communications services in Koriyama. However, as a cable television broadcaster, INK's operations involve laying cabling to provide services, which incurs cable installation and line equipment costs, and so on. For this reason, OptiCast, as a broadcaster on

telecommunications services, having changed their service area registration for the broadcasting business using wired service, has now decided to offer SKY PerfecTV! HIKARI over optical fiber networks owned by NTT East.

This move will now make possible the provision of Triple-Play Service, which combines the multichannel broadcasting service SKY PerfecTV! HIKARI with NTT East's Internet services and optical IP telephony services and will finally make urban cable television available in Koriyama, which has been without cable TV services for some time. In the future, OptiCast Marketing plans to establish a strategic sales system in which INK will have a central role to promote the spread of SKY PerfecTV! HIKARI in Koriyama.

The SKY Perfect Group plans to expand its multichannel broadcasting services via optical fiber together with NTT East and NTT West's optical access services.

* For customer inquiries, please call:

SKY PerfecTV! HIKARI Customer Center (General inquiries)

TEL: 0570-013-999 (045-339-0011 from mobile phones and PHS)
Business hours: 10:00 - 20:00 (365 days of the year)

SKY Perfect Communications Inc.

News Release

September 29, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of an Executive Change

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce that it has decided on the following changes to executive positions. Also, SKY Perfect Mobile Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Shuuhei Yamaura), a subsidiary of SKY Perfect engaged in mobile-related business, appointed directors at an extraordinary general meeting of shareholders, and appointed a Representative Director at a meeting of the Board of Directors held after the close of the extraordinary general Meeting of shareholders.

Details

SKY Perfect Communications Inc.

Retired executive officer (as of September 30, 2006)

Retired	Executive Officer	Uju Yamazaki

SKY Perfect Mobile Inc.

Directors (as of September 28, 2006)

Retired	President and Representative Director	Uju Yamazaki
Newly appointed	President and Representative Director *	Shuuhei Yamaura *

* Shuuhei Yamaura is an Executive Officer and General Manager of the Technology & Development Group at SKY Perfect Communications Inc.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

September 29, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of Terrestrial Digital Broadcasting in Fukuyama-shi, Hiroshima, from October 1 through "HIKARI PerfecTV!"
--Timed to coincide with the launch in Hiroshima-shi via optical fiber networks--

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce the commencement of terrestrial digital broadcasting in Fukuyama-shi, Hiroshima, through HIKARI PerfecTV!. Details are provided in the attached news release.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

September 29, 2006

Launch of Terrestrial Digital Broadcasting in Fukuyama-shi, Hiroshima from October 1 through "HIKARI PerfecTV!" --Timed to coincide with the launch in Hiroshima-shi via optical fiber networks--

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce that following completion of the change in service area registration for the broadcasting business using wired service with the Ministry of Internal Affairs and Communications pursuant to the Law Concerning Broadcast on Telecommunications Services, OptiCast will commence broadcasting of NHK GTV, NHK ETV, Chugoku Broadcasting (RCC), Hiroshima TV (HTV), Hiroshima Home TV, and TV Shin Hiroshima (TSS), to coincide with the launch of terrestrial digital broadcasting in Hiroshima-shi due to commence on October 1, 2006.

Along with this, terrestrial digital broadcasting will start to be offered in the HIKARI PerfecTV!* service area in Fukuyama-shi, coinciding with the launch of terrestrial digital broadcasting in Hiroshima-shi as well.

Terrestrial digital broadcasting is scheduled to commence in Fukuyama-shi in April 2007 (broadcasting will commence from the Fukuyama Station (Hikoyama), with broadcasts due to commence across all parts of the city by the end of 2010). However, now, through the multichannel broadcasting service HIKARI PerfecTV! that has been available since November 2005 over the optical fiber networks of Energia Communications, Inc. (Head Office: Hiroshima-shi, Hiroshima; President and Representative Director: Minoru Sato; "Energia Com"), a 100% subsidiary of The Chugoku Electric Power Co., Inc., it will now be possible for viewers to access terrestrial digital broadcasts six months ahead of areas that will be able to get terrestrial digital broadcast reception.

Due to its topographical features, Fukuyama-shi has poor terrestrial analog broadcasting reception, and there have been calls for this situation to be addressed. Now, with a head end (receiving station) located in Hiroshima-shi, OptiCast is able to provide clear, interference-free HD video images, as signals are transmitted long distances over optical fiber.

* OptiCast provides the multichannel broadcasting service employing optical fiber networks under the service name "SKY PerfecTV! HIKARI", but the multichannel broadcasting service in Fukuyama-shi, Hiroshima, that is jointly operated with Energia Communications, Inc., will remain under the name of "HIKARI PerfecTV!".

SKY PerfecTV! HIKARI Customer Center (General inquiries)
TEL: 0570-013-999
(084-973-2157 from some mobile phones, PHS, and IP phones. (OptiCast Chugoku Sales Office)
Business hours: 10:00 - 20:00 (365 days of the year)

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

October 3, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of September 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of September 2006. As a result of the detailed check for the number of institutional subscribers, 4,283 churn was found omitted from the previous counting. Such number is included in the cumulative total number of SKY PerfecTV! subscribers as of the end of September 2006 as a deduction.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	44,205	32,125
Churn	37,607	29,094
Churn Rate*3	10.8%	9.7%
Net Increase	6,598	3,031
Cumulative Total	**4,178,055**	**3,594,748**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	20,746	18,528
Churn	27,399	26,185
Churn Rate*3	8.8%	9.7%
Net Increase	-6,653	-7,657
Cumulative Total	**3,726,526**	**3,244,786**
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	21,077	11,471
Churn	9,751	2,453
Churn Rate*3	30.6%	10.4%
Net Increase	11,326	9,018
Cumulative Total	**393,256**	**293,076**
Cumulative Total of DTH Services	**4,119,782**	**3,537,862**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	1,782	1,560
Churn	107	106
Churn Rate*3	8.1%	8.3%
Net Increase	1,675	1,454
Cumulative Total	**17,540**	**16,755**
Other Wired Broadcasting Services*5	Total Subscribers*1	Individual Subscribers*2
New Subscribers	600	566
Churn	350	350
Churn Rate*3	10.4%	10.5%
Net Increase	250	216
Cumulative Total	**40,733**	**40,131**
Cumulative Total of Wired Broadcasting Services	**58,273**	**56,886**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of September 2006.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	555	859
Number of households*8	66,937	68,964

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

SKY PerfecTV!



October 19, 2006

Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Toshio Hirose
President
WOWOW INC.
(TSE Mothers, Code No. 4839)
For any inquiries, please call:
Naoki Takamizawa
General Manager
Investor Relations and Public Relations Dept.
(TEL: 03-5414-8090)

WOWOW to Commence Broadcasting on SKY PerfecTV! (124/128 Services) Platform

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito; "SKY Perfect") and WOWOW INC. (Head Office: Minato-ku, Tokyo; Representative Director and President: Toshio Hirose; "WOWOW") are pleased to announce that they have reached an agreement regarding the commencement of WOWOW broadcasts over the SKY PerfecTV! (124/128 services; "SKY PerfecTV! service") platform from Friday December 1, 2006.

WOWOW commenced commercial broadcasting in 1991 as Japan's first private satellite broadcasting station, and this year, is celebrating its 15th anniversary. WOWOW brings together a comprehensive lineup of choice content from around the world, including movies, sports, music programs, dramas, anime and other original programs, and delivers this content to its subscribers. As of September 30, 2006, WOWOW's total number of subscribers had hit 2.38 million.

Meanwhile, SKY Perfect provides Japan's largest multichannel pay TV platform through the SKY PerfecTV! service that employs two communications satellites (CS) positioned at longitudes 124 degrees east and 128 degrees east, and celebrates the 10th anniversary of the commencement of broadcasting in 1996 this year. Through the SKY PerfecTV! service, SKY Perfect provides 190 TV channels and 101 digital radio channels covering a wide variety of genres, including sports, movies, dramas, news and more. As of September 30, 2006, the total number of SKY Perfect subscribers stood at approximately 4.17 million (total registrations). (Of this total SKY PerfecTV! service registrations account for approximately 3.72 million.)

Under the agreement, SKY Perfect and WOWOW will build on the fundamental strength of each other's operations, i.e. WOWOW's broadcasting station and SKY Perfect's platform, to commence the provision of WOWOW channels over the SKY PerfecTV! service platform. This arrangement will enable SKY PerfecTV! service subscribers to enjoy an even greater range and variety of digital multichannel broadcast content.

The details of the broadcasting arrangement are provided below.

Channel name: WOWOW
Channel number: 330ch
WOWOW registration fee: 3,150 yen (incl. tax)
Monthly charge: 2,100 yen/month (incl. tax)
Broadcasting to commence: Friday December 1, 2006
Subscription applications to open: Wednesday November 15, 2006

We believe that the addition of WOWOW channel to the SKY PerfecTV! service channel lineup will not only provide viewers with an even more extensive range of movie, drama and music programs, but for sports, for example, will also provide extensive soccer coverage of the major European leagues like the Spanish soccer league as well as J.League (J1/J2), and that this will in turn dramatically enhance the viewing convenience of viewers who enjoy pay TV broadcasting, and will serve to further expand the digital multichannel pay TV market in Japan.

Both SKY Perfect and WOWOW will assume a leading role in the Japanese pay TV broadcasting market in the future, as they intend to use this new arrangement as a launching pad to seek out further service convenience enhancements for viewers.

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* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

Investor Relations and Public I Relations Dept.
WOWOW INC.
TEL: 03-5414-8090 FAX: 03-5414-8107

(Reference)

1. Corporate Profile of SKY Perfect Communications Inc. (As of Sept. 30, 2006)

(1) Company name:	SKY Perfect Communications Inc.	
(2) Main business activities:	Multichannel pay TV platform service	
(3) Date established:	November 10, 1996	
(4) Head office:	Shibuya-ku, Tokyo	
(5) Representative:	Representative Director & President, Masao Nito	
(6) Capital:	50,083 million yen	
(7) No. of employees:	468 (consolidated basis)	
(8) Major shareholders:	Sony Broadcast Media Co., Ltd.	12.5%
	Fuji Television Network, Inc.	12.5%
	Itochu Corporation	12.5%
	JSAT Corporation	6.9%

2. Corporate Profile of WOWOW INC. (As of Sept. 30, 2006)

(1) Company name:	WOWOW INC.	
(2) Main business activities:	General broadcasting business using broadcast satellites (including pay TV broadcasting)	
(3) Date established:	December 25, 1984.	
(4) Head office:	Minato-ku, Tokyo	
(5) Representative:	Representative Director & President: Toshio Hirose	
(6) Capital:	5,000 million yen	
(7) No. of employees:	260	
(8) Major shareholders:	Fuji Television Network, Inc.	9.9%
	Tokyo Broadcasting System, Inc.	8.9%
	Nippon Television Network Corporation	8.3%
	Matsushita Electric Industrial Co., Ltd.	7.6%

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

October 19, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Revision to Results Forecast

Based on recent business developments, SKY Perfect Communications Inc. announces a revision to the forecast interim and full-year results for fiscal 2006 (from April 1, 2006 to March 31, 2007), published at the announcement of the annual results for fiscal 2005 on May 12, 2006. The changes are as follows:

Details

1. Revision of Results Forecast
(1) Revision of non-consolidated results forecast
Revision of forecast interim results for the fiscal year ending March 31, 2007 (April 1, 2006 to September 30, 2006)

(Million yen)

	Revenues	Ordinary income	Net income
Previous forecast (A)	38,000	1,700	1,700
Revised forecast (B)	38,000	3,300	3,200
Difference (B-A)	–	1,600	1,500
% change	–	94.1%	88.2%
(Reference) Interim results for the fiscal year ended March 31, 2006	37,133	1,026	916

Revision of forecast results for the fiscal year ending March 31, 2007 (April 1, 2006 to September 30, 2006)—No Change

(Million yen)

	Revenues	Ordinary income	Net income
Previous forecast (A)	77,000	6,000	6,000
Revised forecast (B)	77,000	6,000	6,000
Difference (B-A)	—	—	—
% change	—	—	—
(Reference) Business results for the fiscal year ended March 31, 2006	74,377	3,261	3,480

(2) Revision of consolidated results forecast

Revision of forecast interim results for the fiscal year ending March 31, 2007 (April 1, 2006 to September 30, 2006)

(Million yen)

	Revenues	Ordinary income / loss	Net income / loss
Previous forecast (A)	43,000	-1,100	-800
Revised forecast (B)	42,500	1,400	1,300
Difference (B-A)	-500	2,500	2,100
% change	-1.2%	—	—
(Reference) Interim results for the fiscal year ended March 31, 2006	41,023	-108	-323

Revision of forecast results for the fiscal year ending March 31, 2007 (April 1, 2006 to September 30, 2006)

(Million yen)

	Revenues	Ordinary income	Net income
Previous forecast (A)	90,000	1,000	1,500
Revised forecast (B)	87,500	1,000	1,500
Difference (B-A)	-2,500	—	—
% change	-2.8%	—	—
(Reference) Results for the fiscal year ended March 31, 2006	82,329	106	357

2. Reasons for Revision

(1) Non-consolidated results forecast

While ARPU has been above the SKY Perfect's expectation throughout this interim period, the total number of subscribers came in somewhat under what was expected due to subscriber churn after the 2006 FIFA World Cup Germany™ and other factors. As a result, revenues are now predicted to meet the previously forecast figure of 38.0 billion yen.

Thanks to fewer sales incentives, reductions in outsourcing and other costs, and an improvement in content costs, ordinary income for this interim period is predicted to come in at 3.3 billion yen, 1.6 billion yen above previous forecasts. Also factoring in the loss on the retirement of fixed assets, forecasts for interim net income have also been upwardly revised, with interim net income expected to exceed previous forecasts by 1.5 billion yen to come in at 3.2 billion yen.

On a full-year basis, the Company will once again run the free antenna installation campaign for SKY PerfecTV! (124/128) services with the cooperation of broadcasters from November in an attempt to achieve its target of gaining 530 thousand new subscribers. In addition to this, in light of the fact that some of the expenses that were previously factored into the interim period in the previous forecast will now not be incurred until the second half of the year, forecasts for both ordinary income and net income will remain unchanged from the previously forecast 6 billion yen.

(2) Consolidated results forecast

Consolidated revenues for this interim period are predicted to come in at 42.5 billion yen, 0.5 billion yen under the previous forecast, as a result of those factors affecting non-consolidated revenues coupled with the delayed progress in subscription uptake for the SKY PerfecTV! HIKARI (detached home type) service.

In terms of profit and loss, both consolidated ordinary income and consolidated interim net income forecasts have been upwardly revised from previous forecasts by 2.5 billion and 2.1 billion to 1.4 billion yen and 1.3 billion yen, respectively. In addition to factors affecting non-consolidated profit and loss figures, this is also the result of the fact that the costs incurred by OptiCast Inc., who operate the SKY PerfecTV! HIKARI service came in under what was forecast in the interim period, and that the company's other consolidated subsidiaries are also predicting results that will exceed what was previously forecast.

On a full-year basis, the slow uptake of SKY PerfecTV! HIKARI subscriptions by the end of the interim period has had an effect, with revenues now expected to come in at 87.5 billion yen, 2.5 billion yen under the previous forecast. On the profit and loss front, as a result of non-consolidated factors in addition to the rising costs that consolidated subsidiaries are expected to incur through the promotion of subscriptions to SKY PerfecTV! HIKARI (detached home type) service, the previous forecasts for both consolidated ordinary income and full-year consolidated net income remain unchanged at 1.0 billion yen and 1.5 billion yen, respectively.

* The above results forecasts are based on the information available at the time of preparation, and encompass a number of uncertain factors. Actual results, etc. may differ from the forecast figures due to changes in business conditions.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

October 25, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Regarding Press Coverage in Today's Nihon Keizai Shimbun Evening Edition

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") has released the following statement in relation to the press coverage in the *Nihon Keizai Shimbun*'s Evening Edition for today, October 25, under the headline "SKY Perfect and JSAT to Merge Operations."

Statement

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is currently looking into strengthening its relationship with and possible merger with JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki), but nothing definite, including the stock transfer ratio, has been decided on at this stage. SKY Perfect will immediately disclose if anything on this matter is decided.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Translation)

FILE No.
82—5113

SKY Perfect Communications Inc.
News Release

October 26, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Partial Business Succession accompanying Split of CS Broadcasting Business of Nippon BS Broadcasting Corporation

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") announced today that, in order to succeed the CS broadcasting business which is to be split from Nippon BS Broadcasting Corporation (Head Office: Chiyoda-ku, Tokyo; President and Representative Director: Makoto Yamashina; "Nippon BS Broadcasting"), a broadcaster of 110-degree CS and BS digital broadcasting service and a subsidiary of BIC CAMERA INC. (Head Office: Toshima-ku, Tokyo; President: Hiroyuki Miyajima; "BIC CAMERA") through Multi Channel Entertainment Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Yoshinori Tanahashi; "MCE"), a subsidiary of SKY Perfect and a licensed broadcaster of 110-degree CS digital broadcasting service, the Board of Directors of SKY Perfect resolved the execution of an agreement regarding an absorption-type corporate split between Nippon BS Broadcasting and MCE. The corporate split shall be subject to a permission regarding an inheritance of the position of the licensed broadcaster from the Minister for Internal Affairs and Communications under the Broadcast Law.

Nippon BS Broadcasting, incorporated in August 1999, commenced the BS digital broadcasting of "Chikyu Channel (Channel 999)" in December 2000. It also commenced 110-degree CS digital broadcasting of "Life Style TV (Channel 990)" and "SHOP & TV5 (Channel 991)", but plans to cease the broadcasting of such programs via 110-degree CS digital broadcasting on November 30, 2006. Since Nippon BS Broadcasting will commence high-definition television broadcast service as a specialized broadcaster of BS digital broadcasting service in December 2007, SKY Perfect, setting MCE as a successor, shall succeed rights and obligations relating to the CS broadcasting business of Nippon BS Broadcasting.

SKY Perfect have declared in its Mid-Term Vision (FY2005-2010) that in order to strengthen its DTH business, one of its management policies shall be aggressive development in investment in and cooperation with broadcasters. Along with the partial business succession, SKY Perfect is going to consider concrete measures to enhance its services such as further addition of high-definition content via 110-degree CS digital broadcasting, and is going to make them more attractive.

The partial succession will have only an immaterial effect on the Company's consolidated business results for the year ending March 2007.

---

*For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

(Summary English Translation)

SKY PerfecTV! October 26, 2006

Consolidated Semi-Annual Report Release for the year ending March 2007

Company Name: SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)
Representative:
Masao Nito
President and Representative Director
Attn.: Katsunori Suzuki
General Manager of
Finance & Accounting Dept.
Board Meeting Date: October 26, 2006
Adoption of U.S. GAAP: Not applicable

Stock Exchange: Tokyo Stock Exchange 1st Section
Head Office: Tokyo
Tel.: (03) 5468-7800

1. Consolidated Business Results for Six Months Ended September 2006 (April 1, 2006 through September 30, 2006)

(1) Consolidated Results of Operations

	Operating Revenues		Operating Income		Ordinary Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Six months ended September 30, 2006	42,533	3.7	1,255	-	1,352	-
Six months ended September 30, 2005	41,023	10.4	-424	-	-108	-
Year ended March 31, 2006	82,329	11.2	-261	-	106	-97.1

	Net Income		Net Income per Share	Net Income per Share (fully diluted)
	(millions of yen)	(%)	(yen)	(yen)
Six months ended September 30, 2006	1,288	-	598.36	-
Six months ended September 30, 2005	-323	-	-149.97	-
Year ended March 31, 2006	357	-90.4	162.56	162.54

(Notes)

1. Investment profit and loss in equity method:
Six months ended September 30, 2006: -370 million yen
Six months ended September 30, 2005: -4 million yen
Year ended March 31, 2006: -265 million yen

2. *Average number of outstanding shares during each period (Consolidated basis):*
   Six months ended September 30, 2006: 2,152,924 shares
   Six months ended September 30, 2005: 2,154,841 shares
   Year ended March 31, 2006: 2,153,886 shares
3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenues, ordinary income and net income represent the ratio of increase/decrease compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Total Equity	Ratio of Shareholders' Equity to Assets	Total Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Six months ended September 30, 2006	120,355	88,656	69.8	39,042.87
Six months ended September 30, 2005	126,999	89,387	70.4	41,518.89
Year ended March 31, 2006	133,171	93,999	70.6	43,661.41

(Notes)

Number of outstanding shares as of the end of each period (Consolidated basis):
Six months ended September 30, 2006: 2,152,924 shares
Six months ended September 30, 2005: 2,152,925 shares
Year ended March 31, 2006: 2,152,924 shares

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Period
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Six months ended September 30, 2006	3,699	-4,556	-1,895	37,556
Six months ended September 30, 2005	2,706	-5,256	-2,283	27,405
Year ended March 31, 2006	3,582	4,981	-492	40,310

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 13

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 3

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated (new): 1 Equity method (new): 1
(excluded): 0 (excluded): 0

2. Forecast of Consolidated Business Results for Year Ending March 2007 (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Year ending March 31, 2006	87,500	1,000	1,500

(Reference)
Estimated net income per share (full year): 696.73 yen

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

October 26, 2006

Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 1H/FY2006 (Supplemental Information)

1. Number of Subscribers

(Thousands)

	1H/ FY2005	1H/ FY2006	Difference	2Q/ FY2005	2Q/ FY2006
Net Addition (Total Subs.)	134	76	-58	60	8
SKY PerfecTV!	85	-6	-90	37	-25
SKY PerfecTV! 110	48	73	25	22	28
SKY PerfecTV! HIKARI *	1	9	7	1	4
Other Wired Services	—	1	1	—	1
Total Subs. at Period-End	3,957	4,178	221	3,957	4,178
SKY PerfecTV!	3,704	3,727	22	3,704	3,727
SKY PerfecTV! 110	251	393	143	251	393
SKY PerfecTV! HIKARI *	2	18	15	2	18
Other Wired Services	—	41	41	—	41
New Individual Subs.	247	228	-19	120	94
SKY PerfecTV!	208	143	-65	101	54
SKY PerfecTV! 110	37	73	35	18	33
SKY PerfecTV! HIKARI *	2	9	7	1	4
Other Wired Services	—	3	3	—	2
Number of Churn (Individual Sul	140	169	29	71	89
SKY PerfecTV!	131	153	22	66	79
SKY PerfecTV! 110	9	13	5	5	9
SKY PerfecTV! HIKARI *	0	0	0	0	0
Other Wired Services	—	2	2	—	1
Net Addition (Individual Subs.)	107	59	-48	49	5
SKY PerfecTV!	77	-10	-87	35	-25
SKY PerfecTV! 110	29	59	31	13	25
SKY PerfecTV! HIKARI *	1	8	7	1	4
Other Wired Services	—	1	1	—	1
Individual Subs. at Period-End	3,417	3,595	178	3,417	3,595
SKY PerfecTV!	3,226	3,245	19	3,226	3,245
SKY PerfecTV! 110	189	293	104	189	293
SKY PerfecTV! HIKARI *	2	17	15	2	17
Other Wired Services	—	40	40	—	40
Churn Rate (Individual Subs.)	8.3%	9.5%	1.2%	8.3%	9.9%
SKY PerfecTV!	8.2%	9.4%	1.2%	8.2%	9.7%
SKY PerfecTV! 110	9.8%	10.0%	0.2%	10.7%	12.4%
SKY PerfecTV! HIKARI *	7.5%	7.4%	-0.1%	7.10%	8.0%
Other Wired Services	—	11.6%	—	—	10.4%

* April 1, 2006In March 2006, SKY Perfect Communications Inc. changed the name of its broadcasting service via FTTH from HIKARI PerfecTV! to SKY PerfecTV! HIKARI. (The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano remain under the name of HIKARI PerfecTV!)

- The number of new individual subscribers this period was 228,000, which represents a decline from the same period last year. This was primarily attributable to a delay in subscriptions of single-family homes to HIKARI SKY PerfectTV!, although subscriptions to the core SKY PerfectTV! and SKY PerfectTV! 110 showed favorable growth.

- The churn rate for the period under review rose 1.2 points from the same period in the previous year to 9.5% primarily as a reaction following the broadcast of FIFA World Cup™ Germany.

- As a result, the number of individual subscribers at the end of the first half of FY2006 was 3,595,000, rising 178,000 compared to the same period last year.

2. Business Results

Financial Summary (From April 1 to September 30, 2006)

(Millions of Yen)

Consolidated Results	1H/ FY2005	1H/ FY2006	Difference	% change	2Q/ FY2005	2Q/ FY2006
Revenues	41,023	42,533	1,509	3.7%	20,669	21,547
Operating Income (Loss)	-424	1,255	1,680	—	-3	1,202
Ordinary Income (Loss)	-108	1,352	1,460	—	99	1,262
Net Income (Loss)	-323	1,288	1,611	—	-219	1,302
Total Assets	126,999	120,355	-6,644	-5.2%	126,999	120,355
Net Asset*	89,387	88,656	-730	-0.8%	89,387	88,656
Net Cash from Operating Activities	2,706	3,699	992	36.7%	-302	-940
Net Cash from Investing Activities	-5,256	-,556	699	-3.3%	-1,016	-1,643
Net Cash from Financing Activities	-2,283	-,895	387	-7.0%	63	-282
Cash and Cash Equivalents at Period-End	27,405	37,556	10,151	37.0%	27,405	37,556

Non-Consolidated Results	1H/ FY2005	1H/ FY2006	Difference	% change	2Q/ FY2005	2Q/ FY2006
Revenues	37,133	37,981	848	2.3%	18,661	19,175
Operating Income	623	2,931	2,307	370.3%	471	2,230
Ordinary Income	1,026	3,237	2,211	215.6%	597	2,282
Net Income	916	3,189	2,273	248.1%	390	2,287
Total Asset	120,096	113,641	-6,455	-5.4%	120,096	113,641
Net Asset*	92,612	91,071	-1,540	-1.7%	92,612	91,071

- Revenues increased 3.7% on a consolidated basis and 2.3% on a non-consolidated basis from the same period last year, thanks to positive factors such as an increase in subscribers, favorable growth in ARPU and the expansion of the businesses of consolidated subsidiaries compared with the same period a year ago.

- In terms of profit and loss, both ordinary income and net income returned to profit on a consolidated basis, primarily reflecting a decline in marketing costs including sales incentives, despite the recognition of promotional expenses for free broadcasting of the World Cup. Ordinary income increased 1,460 million yen year on year to 1,352 million yen, while net income soared 1,611 million yen to 1,288 million yen.

- In terms of consolidated cash flow, cash provided by operating activities was 3,669 million yen, mainly because of an increase in net income, while cash used in investing activities was 4,556 million yen, reflecting the absence of the expenditure on the acquisition of securities observed in the same period of the previous year. Cash used in financing activities was 1,895 million yen, largely attributable to the payment of dividends, although there was no acquisition of the company stock as there was last year. As a result, cash and cash equivalents at the end of the first half of FY2006 were up 10,151 million yen from a year ago, reaching 37,556 million yen.

3. Forecast for the Fiscal Year 2006 (from April 1, 2006 to March 31, 2007) <Referential>

(Millions of Yen)

	Results of FY2005	Forecast for FY2006	Difference	% change
New Individual Subs. (Thousands)	520	530	10	1.9%
Net Addition in Individual Subs. (Thousands)	226	189	△37	△16.4%
Individual Subs. at Period-End (Thousands)	3,536	3,725	189	5.3%
Total Subs. at Period-End (Thousands)	4,106	4,295	189	4.6%
Churn for Individual Subs	8.6%	9.4%	0.8%	—
Consolidated Results				
Revenues	82,329	87,500	5,171	6.3%
Ordinary Income	106	1,000	894	843.4%
Net Income	357	1,500	1,143	320.2%
Non-Consolidated Results				
Revenues	74,377	77,000	2,623	3.5%
Ordinary Income	3,261	6,000	2,739	84.0%
Net Income	3,480	6,000	2,520	72.4%
Dividend per Share for the FY	750yen	750yen	—	—

On October 19, 2006, we slightly revised our forecast of full-year business results from our initial projection announced on May 12, 2006.

On a non-consolidated basis, revenues remain unchanged from the initial projection at 77 billion yen. In terms of profit and loss, although actual results for the first half exceeded our initial projection, we have left ordinary income and net income unchanged at 6 billion yen, the same as the previous forecast, taking into account the following factors: expenses for the antenna free installation campaign in SKY PerfectTV! (124/128) services to be implemented in November 2006 in cooperation with broadcasters and a delay in recording certain expenses until the second half, which we had projected for the first half.

On a consolidated basis, we anticipate that revenues will be 87.5 billion yen, 2.5 billion yen below the previous forecast, mainly as a result of the effect of a delay in subscriptions to HIKARI SKY PerfectTV! at the end of the first half. In terms of profit and loss, we have left ordinary income and net income unchanged from the previous forecast at 1 billion yen and 1.5 billion yen respectively, although actual results for the first half exceeded initial projections. This primarily reflects our expectations of higher costs, including promotional expenses for the subscriptions of singly-family homes to HIKARI SKY PerfectTV!, in addition to non-consolidated factors.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

October 26, 2006

JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778

SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

Notice of Basic Agreement of the Business Combination Through Establishment of a Joint Holding Company

JSAT Corporation (President & CEO: Kiyoshi Isozaki; Headquarter: Chiyoda-ku, Tokyo; "JSAT") and SKY Perfect Communications Inc. (President and Representative Director: Masao Nito; Headquarter: Shibuya-ku, Tokyo; "SKY Perfect"; together with JSAT, the "Companies") are pleased to announce that respective meetings of the board of directors held on October 26, 2006 have resolved to conduct a business combination (the "Business Combination") by establishing a joint holding company, SKY Perfect JSAT Corporation ("the Holding Company") through a joint share transfer (*kyodo kabushiki iten*; the "Share Transfer"), subject to preparation of the joint share transfer plan (the "Plan"), execution of the joint share transfer agreement (the "Definitive Agreement"), approval at their respective extraordinary shareholders' meetings, confirmation from relevant regulatory authorities and the completion of other necessary procedures. The Companies, in connection therewith, have entered into a basic agreement of the Business Combination on October 26, 2006.

1. Purpose of the Business Combination

Based on equal partnership with mutual respect, the Companies will combine their management resources to realize synergies to further develop the market of the multichannel pay TV in Japan, and to maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of telecommunications and broadcasting industries.

2. Overview of the Business Combination

(1) Structure of the Business Combination

The Companies plan to conduct the Business Combination by jointly establishing the Holding Company around April 2, 2007 through the Share Transfer, where the Companies will become wholly owned subsidiaries of the Holding Company, subject to approval of their respective extraordinary shareholders' meetings to be held in February 2007 and confirmation from relevant regulatory authorities.

The Companies may change through their discussion the structure for the Business Combination by the Share Transfer should any significant difficulties arise during the course of the process.

(2) Schedule of the Business Combination

November 11, 2006 (tentative):	Record date for extraordinary shareholders' meetings for the approval of the Share Transfer (the Companies)
Early January 2007 (tentative):	Preparation of the Plan and the execution of the Definitive Agreement (the Companies)
Early February 2007 (tentative):	Extraordinary shareholders' meetings for the approval of the Share Transfer (the Companies)
March 27, 2007 (tentative):	Effective date of delisting of the shares of the Companies
April 2, 2007 (tentative):	Effective date of registration and incorporation of the Holding Company and listing of the Holding Company shares
Mid-April 2007 (tentative):	Date of delivery of share certificates (the Holding Company)

The Companies may change through their discussion the above schedule should any significant difficulties arise during the course of the process.

(3) Share Exchange Ratio

The ratio of the number of shares of the Holding Company's common stock to be allocated to the shares of the Companies upon the Share Transfer (the "Exchange Ratio") will be as follows:

Company name	SKY Perfect	JSAT
Exchange Ratio	1	4

Based on the Exchange Ratio, holders of SKY Perfect's common stock will receive one share of the Holding Company's common stock for each one share of the SKY Perfect's common stock, and holders of JSAT's common stock will receive four shares of the Holding Company's common stock for each one share of the JSAT's common stock.

With respect to the Exchange Ratio, SKY Perfect and JSAT have respectively retained Morgan Stanley Japan Securities Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd. as their financial advisors and asked them to evaluate the Exchange Ratio as third party institutions. These financial advisors calculated the Companies' respective enterprise and equity values by utilizing the comparative stock price performance method, DCF (Discounted Cash Flow) method and other relevant methods. Based on such valuation, SKY Perfect and JSAT determined the Exchange Ratio after their negotiation and discussion.

However, should any significant change occur to affect the conditions upon which the calculation is based, the Companies may discuss and change the Exchange Ratio.

(4) Application for the listing of the Holding Company shares

The Holding Company will apply to list its shares on the Tokyo Stock Exchange (TSE). Although the date of the listing will be determined based on the regulations including rules of the TSE, the listing of the shares of the Holding Company is scheduled on April 2, 2007, the registration date of its incorporation. Along with the Share Transfer process, the shares of SKY Perfect and JSAT are scheduled to be delisted from TSE as of March 27, 2007.

(5) Convertible bonds issued by JSAT (with the maturity in March 2007)

Convertible bonds that are not converted to JSAT common stocks will be redeemed by JSAT in March 2007 in accordance with the terms and conditions of the convertible bonds.

(6) Stock acquisition rights (stock options) issued by the Companies

The treatment of stock acquisition rights will be announced upon preparation of the Plan and execution of the Definitive Agreement.

(7) Accounting treatment associated with the Business Combination

The accounting treatment associated with the Business Combination will be announced as soon as it is determined. Whether goodwill will be recognized, the estimated amount of goodwill (if it is recognized) and amortization period thereof will also be announced when it is determined.

(8) Treasury stocks of the Companies and shares of SKY Perfect owned by JSAT

The Holding Company's stock will be allocated to treasury stock owned by the Companies and the shares of SKY Perfect owned by JSAT in accordance with the Exchange Ratio (SKY Perfect: 1 and JSAT: 4). SKY Perfect and JSAT will consider and determine the treatment of the Holding Company's stock to be held by the Companies as a result of the Share Transfer from a perspective of the combined group's equity policy, taking into account of options to use them as considerations in acquisitions for future M&A strategy and the retirement of treasury stock to improve the group's capital efficiency.

(9) Shareholder register administrator

The shareholder register administrator will be announced upon preparation of the Plan and execution of the Definitive Agreement.

3. Synergies expected in the Business Combination

(1) Optimization of the satellite broadcasting operation and expansion of the multichannel satellite broadcasting market

A vertical integration will enable the Companies to optimize the satellite broadcasting operation as a whole by integrating satellite operation and platform business, whereas sub-optimal and separate operation has caused certain operational and economic inefficiencies. The integration will also contribute to the further growth of multichannel satellite pay TV market in Japan by combining financial and human resources of the Companies to strengthen marketing activities, developing attractive contents, employing high definition broadcasting, and introducing high-performance receivers to increase customer satisfaction.

(2) Enhancement of horizontal development through scale expansion

With increase of financial and human resources, the combined group will be able to enhance their horizontal expansion strategy to strengthen operation across multiple platforms, including cable services using optical fibers, and content distribution services using the Internet and mobile phones. As a leader in multichannel pay TV, the combined group will also be able to accelerate development of new businesses including the development utilizing M&A. In addition, the combined group will be able to further develop the satellite communications business including combination of cable and wireless services and pursuing overseas expansions based on broadcasting and communication businesses as our two mainstay operations.

(3) Efficient operation of the combined group under a holding company structure

The Holding Company will be responsible for planning, operation, and controlling function of the combined group, enabling them to perform an efficient group management with optimal financial and investment decisions in more flexible and strategic manner.

4. Overview of the Business Combination Parties (consolidated) (as of the end of March 2006)

(1) Company name	SKY Perfect Communications Inc.	JSAT Corporation
(2) Description of business	Multichannel pay TV platform services	Network- and image-related services using communication satellites
(3) Date of incorporation	November 1994	February 1985
(4) Headquarter	Shibuya-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Masao Nito, President and Representative Director	Kiyoshi Isozaki, President & CEO, Representative Director

(6) Paid-in capital	50,083 million yen	53,769 million yen
(7) Number of shares issued	2,270,365 shares	356,418 shares
(8) Shareholders' equity	93,999 million yen	82,888 million yen
(9) Total assets	133,171 million yen	169,733 million yen
(10) Fiscal year end	March 31	March 31
(11) Number of employees	468	257
(12) Major customer	Pay Per View Japan, Inc.	NTT Communications Corporation
(13) Principal shareholders and ownership ratio	Sony Broadcast Media Co., Ltd. 12.47% Fuji Television Network, Inc. 12.47% ITOCHU Corporation (including Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account)) 12.47% JSAT Corporation 6.91% Tokyo Broadcasting System, Inc. 5.68%	NTT Communications Corporation 17.64% Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account) 13.99% Japan Trustee Services Bank, Ltd. (Sumitomo Corporation retirement benefit trust account) 10.75% Japan Trustee Services Bank, Ltd. (Mitsui & Co., Ltd. retirement benefit trust account) 9.40% Nippon Television Network Corporation 6.31%
(14) Major relationship banks	Mizuho Corporate Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	Mizuho Corporate Bank, Ltd. Shinsei Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Japan Bank for International Cooperation and others

(15) Relationship between parties

	Capital relationship	JSAT owns 6.91% of the shares issued by SKY Perfect. JSAT owns 49%, 20% and 10% of the shares issued respectively by SKYPerfect Marketing Co., Ltd., Pay Per View Japan, Inc. and Multi Channel Entertainment Inc., which are consolidated subsidiaries of SKY Perfect.
	Human relationship	JSAT has seconded two employees to SKY Perfect.
	Business relationship	JSAT has consigned the uplink business to SKY Perfect. JSAT also provides SKY Perfect with satellite circuits, such as promotion channels.

(16) Consolidated Results for the most recent three years

(Million yen)

	SKY Perfect				JSAT			
Fiscal year	FY04/3	FY05/3	FY06/3	FY07/3E*	FY04/3	FY05/3	FY06/3	FY07/3E*
Sales	72,475	74,016	82,239	87,500	45,144	44,388	43,952	38,500
Operating income	4,152	2,826	(261)	–	10,965	8,063	2,636	10,200
Ordinary income	4,853	3,681	106	1,000	9,962	7,512	2,309	10,200
Net income	4,384	3,709	357	1,500	6,460	4,077	(7,928)	6,000
Net income per share (yen)	1,957.23	1,630.78	162.56	696.73	16,926.50	11,233.68	(22,320.52)	16,906.53
Dividend per share (yen)	500	750	750	750	6,000	6,000	6,000	6,000
Shareholders' equity per share (yen)	42,449.21	41,332.86	43,661.41	–	276,931.76	258,874.61	233,559.08	–

* Estimate for reference purpose only

5. Overview of the Holding Company (Tentative)

(1) Company name: SKY Perfect JSAT Corporation

(2) Description of business:

- The Holding Company will be responsible for the overall management of group businesses through planning, operation and administration function to optimize group operations and manage the group companies with delegated authorities and responsibilities.
- The Holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and promptly realize synergies from the Business Combination.

(3) Location of Headquarter: Location of headquarter will be announced as soon as it is determined.

(4) Candidates for directors and corporate auditors:

Title	Name	Current Position
Chairman and Representative Director	Masanori Akiyama	JSAT Corporation, Director and Senior Managing Executive Officer
President and Representative Director	Masao Nito	SKY Perfect Communications Inc., President and Representative Director
Director	Hiroo Sumitomo	JSAT Corporation, Senior Executive Officer
Director	Ryoji Hirabayashi	SKY Perfect Communications Inc., Managing Director

* The details of other directors and corporate auditors will be announced as soon as they are determined.

(5) Paid-in capital: Paid in capital will be announced as soon as it is determined.

(6) Number of shares to be issued:

The number of shares of the Holding Company to be issued at the time of establishment: 3,696,037 shares of common stock (Based on total number of outstanding shares of the Companies as of September 30, 2006)

* The unit stock system will not be adopted.

(7) Fiscal year-end: March 31

(8) Independent auditor: Deloitte Touche Tohmatsu

(9) Forecast:

Forecast for the fiscal year ending in March 2008 will be announced as soon as it is determined. New medium-term plan for the group will be prepared by the end of fiscal year ending in March 2007, which will be announced as soon as the preparation is completed.

6. Ensuring the fairness, neutrality and transparency of the contract broadcasting, the telecommunications and the platform businesses

The group will be proactive in introducing new initiatives to ensure the fairness, neutrality and transparency of our businesses, as the group will further operate satellite, platform, CS broadcasting, and cable broadcasting businesses as a result of the Business Combination.

The group, as a contract broadcasting and telecommunications businesses operator, will continue to comply with applicable laws and regulations such as the Broadcast Law and the Telecommunications Business Law and provide contract broadcasting services based on terms and conditions reported to the Minister of Internal Affairs and Communications and telecommunications services based on the contractual conditions.

The group, as a platform business operator, will participate in the "Council Regarding the Role of Platform" to be established by the Japan Satellite Broadcasting Association and review the current "Guidelines Regarding Platform Business in Satellite Broadcasting."

---

* For inquiries:

JSAT Corporation
Corporate Communications & Investor Relations Division
TEL: 03-5219-7778 FAX: 03-5219-7876

SKY Perfect Communications Inc.
Public Relations and Investor Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399





The Business Combination of SKY Perfect Communications and JSAT

October 27, 2006

JSAT Corporation
SKY Perfect Communications Inc.

Contents of Today's Briefing





I. Business Combination: Background and Purpose

II. Business Combination: An Overview

III. Business Combination: Significance and Synergies

IV. New Company: Mid-Term Goals

1



I. Business Combination: Background and Purpose

2



SKY Perfect and JSAT: Current Situation
Subscriptions
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
SKY Perfect
Multichannel pay TV platform with leading status in the Japanese market. In partnership with NTT, has embarked on full-scale development of FTTH broadcasting
Subscriptions exceed 4 million (Total registration)
Growth in total registration
JSAT
The Asia-Pacific region's largest satellite operator. In addition to communications satellite operations in Japan and overseas, provides full-spectrum infrastructure support for SKY Perfect's satellite broadcasting platform business
Owns nine communication satellites
97
98
99
00
01
02
03
04
05
3


Japanese, US and UK Satellite Broadcasting: Structural Differences
JSAT
SKY PerfecTV!
Japan
US
UK
Common
STB Production
Satellite Transmission
Platform
Broadcasting / Packaging
Production of Programs
SONY, Humax, etc.
Broadcasters
Program Providers
DIRECTV
Echostar
SES
BSkyB
CATV
■ In Japan, platforms and satellite operations are handled by separate companies
■ Both sides pursue profit maximization separately, within their own business domains, which limits expansion of the market
4


Business Combination: Background and Purpose
JSAT
SKY PerfecTV!
Still low penetration rate compared with foreign countries
Diversified content, broadening viewer tastes
Spread of digital TV sets
Launch of terrestrial digital broadcasting
Spread of FTTH infrastructure
Mobile services to grow more sophisticated and media-compatible
Spread of IP broadcasting
Rise of cable TV
Drastic measures are needed for both companies to survive intensified competition among media and to realize the growth potential of multichannel pay TV
5





II. Business Combination: An Overview

6

Schedule leading up to the business combination





[illegible]

■ **October 2006:**	**Basic agreement concluded**
■ **Early January 2007 (tentative):**	**Preparation of the Plan and the execution of the Definitive Agreement**
■ **Early February 2007 (tentative):**	**Extraordinary shareholders' meetings for the approval of the Share Transfer**
■ **Around end of March 2007 (tentative):**	**SKY Perfect Communications/JSAT delisted**
■ **April 2007 (tentative):**	**Launch of holding company** **Listing of holding company**

7



Business Combination Format
Business combination through establishment of a holding company by joint stock transfer
Business name of the holding company:
SKY Perfect JSAT Corporation
SKY Perfect shareholders
JSAT shareholders
Holding Company: SKY Perfect JSAT Corporation
•Corporate strategy
•Group management functions
•etc.
100%
100%
Business Subsidiary: SKY Perfect Communications
Business Subsidiary: JSAT

Share Transfer Ratios





Existing shareholders in SKY Perfect Communications and JSAT will become shareholders in the holding company through joint stock transfer

The following ratios shall apply to the transfers:

- **One SKY Perfect Communications share entitles the holder to ONE share in the new holding company**
- **One JSAT share entitles the holder to FOUR shares in the new holding company**

Composition of Principal Corporate Executives







Holding Company (candidates)

- Chairman & Representative Director: Masanori Akiyama (JSAT)
- President & Representative Director: Masao Nito (SKY Perfect)
- Director: Hiroo Sumitomo (JSAT)
- Director: Ryoji Hirabayashi (SKY Perfect)

Business Subsidiary: SKY Perfect Communications

- Chairman & Representative Director: Hiroyuki Shinoki
- President & Representative Director: Masao Nito

Business Subsidiary: JSAT

- President & CEO, Representative Director: Kiyoshi Isozaki

10





III. Business Combination: Significance and Synergies

11

Synergies Anticipated from the Business Combination




1. **Optimization of DTH business operations and further expansion of the DTH market**

2. **Enhancement of horizontal, cross-sectional media development through expansion of scale**

3. **Movement toward group-based operations through enhancement of holding company functions**

12

Synergy 1




Optimization of DTH business operations and further expansion of the DTH market

<Pre-combination>

Satellite operation and platform businesses operate as separate domains, and both companies pursue "partial optimization" within their respective domains

<Post-combination>

Joint satellite operation and platforms (vertical integration) and shared profit goals enable pursuit of "full optimization" in satellite broadcasting business

- Further expansion of the DTH market through marketing enhancement
- Further improvements in viewer satisfaction
  - Enhanced ability to sustain and supply high-quality content
  - Expanded range of HD programming
  - Convenient, easy-to-use highly functional STBs, etc.

13



Optimization of DTH Business Operations and Further Expansion of the DTH Market (1)
JSAT
SKY PerfecTV!
Pre-combination (partial optimization)
Service fees
Fees for transponder use
Marketing
Subscribers
Post-combination (full optimization)
Service fees
Fees for transponder use
Aggressive marketing/investment in content
Subscribers
Current situation
SKY Perfect and JSAT pursuing profit maximization within their respective business domains
Problems
Limits on service provision to subscribers and broadcasters
Solutions
• Integration of platforms and satellite operation, and shared profit goals
• Better services for subscribers
Benefits
• Maximization of services for broadcasters (increased subscriptions)
• Enhanced customer satisfaction
14



Optimization of DTH Business Operations and Further Expansion of the DTH Market (2)
JSAT
SKY PerfecTV!
■ Enables the establishment of a support and promotion framework for adoption of HD format by broadcasters
■ Adoption of new transmission and compression methods expected to gain widespread use will enable HD broadcasting with significantly narrower bandwidth compared to existing formats
Meeting viewer demands for high picture quality
■ Launch of 124/128 E-degree HD format (approx. 10 channels) through H.264* and DVB-S2** scheduled for the summer of 2008
→With nearly 20 channels added in the fall of 2009, creation of a HD format with a total of approx. 30 channels
■ Accelerated adoption of HD format in CS 110 E-degree broadcasting
* H.264: Enables higher compression rates using the image coding method which is more advanced than MPEG-4, a high functionality version of the current MPEG-2 broadcasting method
** DVB-S2: Compared with the DVB-S standard for global satellite transmission (TV and data broadcasting), this is a next-generation standard featuring an approximate 30% increase in satellite circuit usage rates due to advances in channel coding and modulation
15


Optimization of DTH Business Operations and Further Expansion of the DTH Market (3)
SAT
■ Introduction of products that quickly and precisely accommodate the needs of the viewer
—Development and supply of advanced STBs such as high specification DVRs and bi-directional support
Existing STB
DVR Tuner
—Enhanced maintenance and provision of high quality content
16


Synergy 2
SAT
■ Enhancement of horizontal development by securing company's place as the leading company in multichannel pay TV broadcasting.
■ Acceleration of expansion into new businesses including M&A through growth and stabilization of earnings and cash flows.
17



Enhancement of Horizontal Development through Expansion of Scale (1)
JSAT
Integrated new company
FY05 Revenues
FY05 EBITDA
¥82 billion
¥5 billion
44 billion
¥19 billion
¥126 billion
¥24 billion
Multiplatform business
DTH business
Satellite communication business
Description of Business
■ SKY PerfecTV! HIKARI
■ IP broadcasting · VOD
■ Mobile
■ SKY PerfecTV! (124/128)
■ SKY PerfecTV! 110
■ Domestic communication
■ Global
■ Public
■ Mobile
Positioning
Growth strategy exploiting contents accumulated w. DTH
Expanded profitability as core business
Generation of stable profits
* These Financial results and data are based on Japanese GAAP.
18



Enhancement of horizontal Development through Expansion of Scale (2)
JSAT
Viewers & Consumers
Terminal Display
Transmission Line
Platform
Content
Rental STB DVRs
New company Revenues: ¥126 billion EBITDA: ¥24 billion
(Fiscal 2005 performance simply added)
Terrestrial Retransmission (→ Integration)
JSAT
Cable service backbone (→Stability)
SKY Perfect Communications
SKY PerfecTV! HIKARI
Cable service
New business
Strengthening of contents aggregation
Terrestrial
Rental
Satellite
FTTH/CATV
IP
VOD
Mobile
19


Synergy 3
JSAT
SKY PerfecTV!
The holding company will be responsible for the planning, operations, and management functions of the combined group, enabling it to perform efficient group management with optimal financial and investment decisions in a more flexible and strategic fashion.
2nd-step group expansion is expected
20


Further expansion of the group with enhancements to holding company functions
JSAT
SKY PerfecTV!
<Phase One>
Holding Company
Subsidiary
Subsidiary
Subsidiary
Image of Future Development
<Phase Two (Image)>
Holding Company
Customer Management Business
Cable Business
Mobile Business
Content Business
New Business
New Business
21

Development and Expansion of the Communications Business (1)





- Stable supply of domestic/overseas satellite infrastructure
  - As social infrastructure
  - As satellite broadcasting infrastructure
- Business expansion into satellite-dominant sectors
  - Mobile communications
  - Bridge the digital divide
  - Disaster prevention



- Horizontal/vertical expansion into satellite contiguous/development application sectors

22

Development and Expansion of the Communications Business (2)

Enhanced earnings in existing satellite communication business and expansion into satellite dominant sectors

Communications business

Satellite dominant sectors



Development & application sector
Satellite communications
Combination
of satellite +
optical/cable
Mobile／
Mobile ubiquitous
Public
Government
Municipality
Digital divide
Global
Expansion of
strategic
cooperation
with Intelsat

Existing Satellite Communications Sectors

Remote Sensing

Positioning

Domestic → Overseas → Satellite Contiguous Sector

23

Toward an assurance of fairness, neutrality, and transparency




As the group, through management integration, will be jointly operating a satellite business, platform business, CS broadcasting business, and cable broadcasting business, we will be taking more proactive steps to ensure fairness, neutrality, and transparency than ever before.

- **As a consigned broadcaster/telecommunications provider:**
  As in the past, we will comply with related regulations such as Broadcast Law/Telecommunications Business Law, and will undertake the provision of consigned broadcasting service under the terms and conditions of provision reported to the Minister of Public Management, Home Affairs, Posts and Telecommunications and the provision of telecommunications services as specified.
- **As a platform provider:**
  We will attend the "Conference on Platform Systems" established by Japan Satellite Broadcasting Association, and are considering a reexamination of the current "Guidelines for platform business relating to satellite broadcasting."

24




IV. Mid-Term Goals of the New Company

25

Financial Image of the New Company





(billion yen)

Earnings forecast for the fiscal year ending in March 2007	SKY Perfect (Consolidated)	JSAT (Consolidated)	Simply added
Operating revenues	87.5	38.5	126.0
Ordinary income	1.0	10.2	11.2
Current revenue	1.5	6.0	7.5
Total assets (as of March 2006)	133.1	169.7	302.8
Total market value*	141.4	100.7	242.1

*Calculated from the number of shares issued (excluding reacquired stock) as of the end of March 2006 and the share price as of October 20, 2006.

* These Financial results and data are based on Japanese GAAP.

26

Med-Term Target Image of the New Company





- The release of the integrated group's business plan is to be prepared by the end of March 2007.
  Both SKY Perfect and JSAT are to revise their existing mid-term business plans.
- Image of the integrated groups mid-term goal for 2011
  Number of subscribers 7 to 8 million
  (including subscribers for mobile and IP based services)
  Revenues 200 to 300 billion yen

* These Financial results and data are based on Japanese GAAP.

27

Disclaimer




The plans, forecasts, and strategies pertaining to future business profitability stated in this document are based on judgments by the management of this group that have been obtained from currently available data. Accordingly, we ask that you make no investment decisions that rely solely on these business forecasts. Please understand that, due to a number of important factors, actual performance may produce results that differ significantly from these business forecasts.

<For inquiries regarding this document and IR-related matters of the companies>

JSAT Corporation Corporate Communications & Investor Relations Division
TEL : 03-5219-7778

SKY Perfect Communications Inc. Public Relations and Investor Relations Department
TEL : 03-5468-9400

28





Financial Summary of 1H/FY2006 and Our Business Strategy

October 2006
SKY Perfect Communications Inc.



Section I

Financial Summary of 1H/FY2006

Summary of Consolidated Statement of Income



(Millions of Yen)

	1H/ FY2005	1H/ FY2006	Difference	2Q/ FY2005	2Q/ FY200	Difference
Number of New Individual Subscribers (thousands)	247	228	-19	120	94	-26
Number of Individual Subscribers at Period-End (thousands)	3,417	3,595	+178	3,417	3,595	+178
Revenues:	41,023	42,533	+1,509	20,669	21,547	+878
Subscriber-Related Revenues	25,212	26,245	+1,032	12,676	13,110	+433
Transmission-Related Revenues	4,589	4,547	-41	2,306	2,314	+7
Other Fees and Revenues	11,221	11,740	+518	5,686	6,123	+437
Operating Income	41,447	41,277	-170	20,673	20,345	-327
Ordinary Income	-424	1,255	+1,680	-3	1,202	+1,206
Net Income	-108	1,352	+1,460	99	1,262	+1,163
Retained Earnings	-323	1,288	+1,611	-219	1,302	+1,521
Total Dealing Amount of Subscription Fees and Others	69,766	71,108	+1,342	35,135	35,607	+472
EBITDA	1,832	4,102	+2,269	1,059	2,724	+1,664

Results of Consolidated Subsidiaries for the 1H/2006



April 1 to September 30, 2006 (Millions of Yen)

Company Name	SKY Perfect Communi-cations Inc. (Non-con-solidated)	Data Network Center Corpor-ation	SKY Perfect Market-ing Co., Ltd.	Samurai TV Inc.	Pay Per View Japan, Inc.	OptiCast Inc.	Cable Television Adachi Corpor-ation	SKY Perfect Well Think Co., Ltd.	Others*1/ Elimin-ations	Consolid-ated
Major Area of Business		Customer Management	STB Rental Service	Broadcasting	Broadcasting	Content Distribution Services	Cable Television	Content Development and Investments		
% of equity held by SKY Perfect	-	51.0%	51.0%	80.3%	65.0%	100.0%	77.3%	100.0%	-	-
Revenus	37,981	8,213	1,371	625	7,909	616	1,554	265	-16,004	42,533
Recurring Income (Loss)	3,237	537	-367	-13	300	-1,894	199	-157	-489	1,352
Net Income (Loss)	3,189	534	-368	-13	172	-1,581	120	-158	-608	1,288

*1 Others include SKY Perfect Mobile, Information Network Koriyama, CS Now, Japan MediArk and other companies that has minor impact on consolidated financial results.
*2 Equity method companies include System Create Inc., J SPORTS Broadcasting Corporation and Nikkatsu Corporation.


Number of New Subscribers and Churn Rate
(Thousands)
Free antenna installation campaign (Apr. to Dec. 2005)
2006 FIFA World Cup Germany (Jun. to Jul. 2006)
Season-End of Professional Baseball (Sep.)
Apr
May
Jun
Jul
Aug
Sep
No. of new individual subscriber (FY05)
No. of new individual subscriber (FY06)
Individual churn rate (FY05)
Individual churn rate (FY06)
5
© 2006 SKY Perfect Communications Inc., All Rights Reserved


ARPU (CS124/128 + CS110)
Subscription Fee per Subscriber
Subscriber-Related Revenues per Subscriber
(Yen)
Basic fee
Monthly fee
PPV subscription fee
Revenues from own program
Monthly commission
PPV commission
FY2005
FY2006
6
© 2006 SKY Perfect Communications Inc., All Rights Reserved


SAC (CS124/128 + CS110)
Total SAC
(Millions of Yen)
9,686
3,451
2,451
3,784
7,719
1,762
2,486
1,326
2,145
1H/FY2005
1H/FY2006
Sales incentives
Promotional expenses
Advertising expenses
Expenses Relating Free Broadcasting
SAC per Subscriber
(Yen)
39,533
14,085
10,005
15,443
27,618
6,149
9,944
1H/FY2005
1H/FY2006
Sales incentives
Promotional expenses
Advertising expenses
* Expenses paid by SKY Perfect Communications and SKYPerfect Marketing.
* Public relations costs are excluded from advertising expenses.
* Expenses relating free broadcasting is excluded from SAC per subscriber.
7
© 2006 SKY Perfect Communications Inc., All Rights Reserved

Summary of Consolidated Balance Sheets



Balance Sheets: Consolidated (Millions of Yen)

	March 2006	September 2006	Difference
Current Assets	58,917	62,556	+3,638
Fixed Assets	74,253	57,799	-16,454
Total Assets	133,171	120,355	-12,815
Current Liabilities	25,848	28,347	+2,499
Fixed Liabilities	8,505	3,352	-5,153
Total Liabilities	34,353	31,699	-2,654
Common Stock	50,083	50,083	+0
Capital Surpluses	43,995	43,995	+0
Earned Surpluses	4,628	4,291	-336
Treasury Stock	-10,282	-10,282	+0
Total Shareholders' Equity	88,425	88,088	-336
Unrealized Gains (Losses) on Securities	5,574	-4,032	-9,606
Minority Interests	4,818	4,599	-218
Net Assets	98,817	88,656	-10,161
Total Liabilities and Net Assets	133,171	120,355	-12,815

* March figures are retroactively adjusted to the newly revised accounting standards.

Summary of Consolidated Cash Flows



Balance Sheets: Consolidated (Millions of Yen)

	1H/ FY2005	1H/ FY2006	Difference
Net Cash from Operating Activities	+2,706	+3,699	+993
Net Cash from Investing Activities	-5,256	-4,556	+700
Net Cash from Financing Activities	-2,283	-1,895	+388
Effect of Exchange Rate Changes	+0	-	-
Net Increase in Cash and Cash Equivalents	-4,833	-2,754	+2,079
Cash and Cash Equivalents at Period-End (A)	27,405	37,556	10,151
Cash and Negotiable Securities at Period-End (B)	41,906	36,161	-5,745
Total Anmount of Fund ((B)+Securities for Financial Instruments)	67,382	56,899	-10,483



Section Ⅱ

Business Strategies

Revision of Business Results Forecast for FY2006



Number of Subscribers

(Thousands)

	Original Forecast	Revised Forecast
New Individial Subs.	530	530
Net Increase	206	189
Individual Subs. at Fiscal Year-End	3,742	3,725
Total Subs. at Fiscal Year-End	4,312	4,295

Annualized Churn Rate (Individual Subscribers)

Original Forecast	Revised Forecast
8.9%	9.4%

Business Results Forecast

Full Fiscal Year	Consolidated			Nonconsolidated		
	Original Forecast	Revised Forecast	Difference	Original Forecast	Revised Forecast	Difference
Revenues	90,000	87,500	-2,500	77,000	77,000	-
Ordinary Income	1,000	1,000	-	6,000	6,000	-
Net Income	1,500	1,500	-	6,000	6,000	-

*1 Forecast of the number of new individual subscribers is 530 thousand (unchanged). However, some changes in the breakdown have been made.
(SKY PerfecTV! : 300 thousands, SKY PerfecTV! 110: 180 thousands, Wired services: 50 thousands)

*2 Forecast for annual dividends is unchanged at ¥750.

Business Fields of SKY Perfect Communications


Terminal/ Display
Platform
Content
Vertical Development
Commencement of STB rental system
Introduction of DVR
CATV
(Wired Business)
Current SKY PerfecTV!
SKY PerfecTV! HIKARI
(Wired Business)
Drive Multi Platform Strategy Further
Horizontal Development
Reinforce Content Aggregation
– Strengthen the relationship with broadcasters
– Invest in content production
Terrest-rial
Satellite
FTTH/CATV
VOD
IP
Mobile
Package

Basic Policy on Content Aggregation and Acquisition of Broadcasting Rights for J.League



- Pursue of content aggregation strategy with assorted channels, own contents and investment in contents
- Selective investment in own contents aiming to improve its profitability
- Acquisition of broadcasting rights for J.League
  - –Acquired an exclusive broadcasting rights for the years 2006 to 2010, and become its official broadcaster throughout the period
  - –IP and mobile broad casting right also acquired
  - –Planning to conduct regional marketing in tie-up with 31 J.League teams

DIVISION 1

DIVISION 2

Featured Programs and Contents



- **2006 Volleyball World Championships Japan**
  - **About the half of the all games, 54 games each for women and men**
  - **Games of Japan and other championship leaders in the first round. All the games thereafter.**
  - **October 31 to December 3, 2006**



© Monthly "Volleyball"

- **Movies / Christmas**
  - **100 Movies To Cry In (November)**
  - **Christmas programs (December) (animation, movies, music programs, dramas, etc.)**



(c)Disney



(C) Helen the Baby Fox, Film Partners

- **Series Programs**
  - **Featured programs in December**
  - **Motor sports, music (100 shows and 2006 top chart), animation (Gundam movies), dramas (Lost, season 2), movies, etc.**



Kumi Koda

Content Investment by SKY Perfect Well Think



Released on October 28

"Heavenly Forest"

Staring Aoi Miyazaki and Hiroshi Tamaki

Awaited pictorialization of a hit novel written by Takuji Ichikawa



Released on October 28

"Rainbow Song"

Staring Hayato Ichihara, Jyuri Ueno and Yu Aoi

Shunji Iwai's first producing film. A masterpiece of movies on being young.



Shcheduled release on December 23

"Lassie"

Staring Peter Otoole and Smantha Morton

A dignified English movie faithful to the original Lassie story



WOWOW on SKY PerfecTV!



WOWOW to start broadcasting on SKY PerfecTV!

- Name: WOWOW
- Ch. number: 330
- Subscription fee: 2,100 yen / month (Incl. tax) (WOWOW Registration fee: 3,150 yen)
- Broadcasting to commence: Dec. 1, 2006
- Subscription applications to open: Nov. 15, 2006



More extensive range of movie, drama, sports and music programs

Expand the pay TV market by attracting new subscribers


High Definition Broadcasting on SKY PerfecTV!
Aim to commence HD broadcasting on SKY PerfecTV! from summer 2008 using H.264 technology
Summer 2008 10 HD channels to commence broadcasting
Fall 2009 20 more HD channels to commence broadcasting
Total 30 HD channels
2008
2009
2010
SD
About 180 channels being broadcasted
HD
Summer
10 HD channels to commence broadcasting (including PPV and premium channels)
Fall
20 HD channels to commence broadcasting (launch of HD basic package)
17
© 2006 SKY Perfect Communications Inc., All Rights Reserved


Multi-Room Viewing
Equipping SKY PerfecTV! DVR rental customers (newly contracting) with 2 Room Antenna
Existing STB
DVR Tuner
Recommend multi-room viewing using SONY's "Location Free"
Internet
TV Box of "Location Free"
TV Box of "Location Free"
Base Station of "Location Free"
Indoor
Outdoor
Aiming to introduce discount on multiple contracts at an early date
18
© 2006 SKY Perfect Communications Inc., All Rights Reserved

Free Antenna Installation Campaign



Promote subscriber acquisition
in cooperation with the broadcasters

Conduct a free antenna installation campaign which contributed to last years' favorable subscriber increase from November 2006


スカパー!
アンテナ
取付け
0円

Strong appeal to consumers with promotions
at stores and on TV commercials

SKY PerfecTV! DVR



Introduced SKY PerfecTV! DVR tuner with built-in hard disk drive
--DVR rental service started on October 1--

More than 15,000 pre-applications as of September 30




先行予約キャンペーン

Flier sent with Club SKY PerfecTV!

Introduction of DVR may improve ARPU and reduce churn rate providing subscribers more viewing opportunity


SKY PerfecTV! 110
Increasing number of new subscribers by accelerated diffusion of tuners and fortified sales efforts
Expected volume of shipments for equipments compatible with terrestrial digital broadcasting is 7.4 million* for 2006
Monthly new subscribers in FY2006 doubled from that of a year before
Number of New SKY PerfecTV! 110 Subscribers
(Thousands)
FY2006
FY2005
FY2004
Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar.
21
© 2006 SKY Perfect Communications Inc., All Rights Reserved


Number of Subscribers of SKY PerfecTV! HIKARI
(Thousands)
Condominiums
Detached Homes
2,262
1,788
1,332
909
443
72
Apr. May Jun. Jul. Aug. Sep.
Cumulative number of subscribers
Number of new subscribers
Number of households within properties that have approved service provision
Number of householdes within properties currently receiving service
Of multichannel broadcasting service subscribers
22
© 2006 SKY Perfect Communications Inc., All Rights Reserved

Sales Activities for SKY PerfecTV! HIKARI



Full-fledged sales activities for SKY PerfecTV! HIKARI for detached homes started

■Condominiums

- Both the number of new contracts and subscription are favorable
  (About 60% coverage of newly built condominiums in the service area)
- Plan to introduce a lower price for initial charge aiming to enhance sales activities toward real-estate management firm

■Detached Homes

- Commenced full-fledged sales activities including sales promotion at NTT and home appliance stores, telephone marketing, marketing through ISPs and 100 door-to-door sales people
- Tie-up promotion with NTT
  → Starting late October towards year-end shopping season
  Intensive tie-up promotion activities including TV commercials that uses common characters and key words with NTTs

23

Visual Identities of the Sales Promotion



News papers, transport advertising, magazines, etc.

Tie-up advertising with NTT East's B FLET'S


OK?
OK!



TV commercials



アンテナなしで、
地デジもBSもみられる、
スカパー!光。
OK!

In-store advertising at home appliance stores

Stand alone advertising of SKY PerfecTV! HIKARI

24


SKY PerfecTV! HIKARI and
Other Wired Services
Currently provide SKY PerfecTV! HIKARI services in Tokyo, Osaka and Nagoya Metropolitan Area by using NTT's optical fiber networks.
Also providing Other Wired Services in local areas.
[As of August 2005]
Tokyo
-Acquire more than 50% shares of newly-built condominiums in 23 wards of Tokyo
-Plan to extend the service area in the suburb of Tokyo including Chiba
Achi-Mura
(Channel Lease)
Fukuyama-Shi
(Use power company's optical fiber networks)
Information Network Koriyama
(Started SKYPerfecTV! HIKARI service in October 2006)
Nagoya
Cable television Adachi
(Digitalization in trans modulation method)
Osaka
25
©2006 OptiCast Inc. All rights reserved

General Notes to This Material



- Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise.
- "Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.
- Number of Subscribers

  Number of Individual Subscribers

  Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.

  Number of Total Registrations:

  The total numbers of provisional subscribers before executing Pay-Subscription Agreement, Institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.
- "Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.
- EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.
- Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.

<For any Inquiries about this material or investor relations of our company>

SKY Perfect Communications Inc. PR & IR Department
(E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)

SKY Perfect Communications Inc.

News Release

November 2, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of October 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of October 2006

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	45,069	33,452
Churn	40,963	32,788
Churn Rate*[3]	11.8%	10.9%
Net Increase	4,106	664
Cumulative Total	**4,182,161**	**3,595,412**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	20,912	19,557
Churn	29,966	27,535
Churn Rate*[3]	9.6%	10.2%
Net Increase	-9,054	-7,978
Cumulative Total	**3,717,472**	**3,236,808**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	22,445	11,962
Churn	10,461	4,718
Churn Rate*[3]	31.9%	19.3%
Net Increase	11,984	7,244
Cumulative Total	**405,240**	**300,320**
Cumulative Total of DTH Services	**4,122,712**	**3,537,128**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	1,155	1,333
Churn	133	132
Churn Rate*[3]	9.1%	9.5%
Net Increase	1,022	1,201
Cumulative Total	**18,562**	**17,956**

Other Wired Broadcasting Services*5	Total Subscribers*1	Individual Subscribers*2
New Subscribers	557	600
Churn	403	403
Churn Rate*3	11.9%	12.1%
Net Increase	154	197
Cumulative Total	**40,887**	**40,328**
Cumulative Total of Wired Broadcasting Services	**59,449**	**58,284**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of October 2006.

SKY PerfecTV! HIKARI	Properties that have approved service provision*6	Properties currently receiving service*7
Number of properties	606	900
Number of households*8	70,984	72,704

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.
News Release

FILE No.
82—5113

November 13, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Concessions for Victims of a Tornado in Saroma-cho, Hokkaido, in Relation to December Billing Amounts

SKY Perfect Communications Inc., together with the 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The impact of this matter on the Company's consolidated financial results is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

November 13, 2006
Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of a Tornado in Saroma-cho, Hokkaido, in Relation to December Billing Amounts

The 108 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) have decided to offer concessions to subscribers living in Saroma-cho, Hokkaido, where the Disaster Relief Act has been applied in the wake of damage caused by a tornado. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV! 110" in the area would be exempt from paying their December bill (monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the tornado.

Details

1. Applicable areas (As of November 7, 2006)
   Saroma-cho, Tokoro-gun, Hokkaido

2. Breakdown of the applicable fees
   Monthly basic fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV! 110" including the fee for PPV programs, and the monthly fee for the program guide.
   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries
   TEL: 0120-085-550 (10:00 to 20:00, 365 days a year)

SKY Perfect Communications Inc.
News Release

FILE No.
82—5113

November 29, 2006

Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Notification of establishment of Multimedia Broadcasting Planning LLC, a joint venture

SKY Perfect Communications, Inc. (head office: Shibuya-ku, Tokyo; President & Representative Director: Masao Nito) together with four companies; Fuji Television Network, Inc. (head office: Minato-ku, Tokyo; President & COO: Koichi Murakami), ITOCHU Corporation (head office: Minato-ku, Tokyo; President & CEO: Eizo Kobayashi), NTT DoCoMo, Inc. (head office: Chiyoda-ku, Tokyo; President & CEO: Masao Nakamura), and Nippon Broadcasting System, Inc. (head office: Chiyoda-ku, Tokyo; President: Hiroshi Isohara), today submitted the attached news release with respect to the establishment of a joint limited liability company (LLC) named Multimedia Broadcasting Planning LLC (MMBP).

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

November 29, 2006

Fuji Television Network, Inc.
ITOCHU Corporation
NTT DoCoMo, Inc.
SKY Perfect Communications Inc.
Nippon Broadcasting System, Inc.

Notification of establishment of Multimedia Broadcasting Planning LLC, a joint venture

The five companies Fuji Television Network, Inc. (head office: Minato-ku, Tokyo; Koichi Murakami, President & COO), ITOCHU Corporation (head office: Minato-ku, Tokyo; Eizo Kobayashi, President & CEO), NTT DoCoMo, Inc. (head office: Chiyoda-ku, Tokyo; Masao Nakamura, President & CEO), SKY Perfect Communications, Inc. (head office: Shibuya-ku, Tokyo; Masao Nito, President & Representative Director), and Nippon Broadcasting System, Inc. (head office: Chiyoda-ku, Tokyo; Hiroshi Isohara, President) have agreed to establish a joint limited liability company (LLC) named Multimedia Broadcasting Planning LLC (MMBP). It is the mission of the new company to research new multimedia services applying the Integrated Services Digital Broadcasting—Terrestrial (ISDB-T) system (developed in Japan) with a view to furthering the spread of digital broadcasting in Japan, and to make an appeal for its effectiveness so that mobile multimedia broadcasting applying this system will be allotted the band now occupied by terrestrial analogue TV broadcasting upon the conclusion of the latter.

The five companies possess outstanding record and know-how in the respective related fields. By pooling their talents through MMBP, they hope to make full use of this band to diversify their supply of contents, toward the goal of creating new multimedia services that will help to heighten the information environment for Japanese people. The ISDB-T system has won worldwide recognition for its excellence. It is already in use for regular terrestrial digital broadcasting in Japan, and has also been adopted by Brazil. We at MMBP are committed to the further advancement of this system while conceiving and promoting new services with it.

◆Outline of MMBP:

Name	Multimedia Broadcasting Planning LLC
Representative company	Fuji Television Network, Inc.
Representative business executor	Ryosuke Yokoi (Executive Vice President, Fuji Television Network, Inc.)
Head office address	2-4-8 Daiba, Minato-ku, Tokyo
Date of establishment	December 6, 2006 (tentative)
Capital	¥30,000,000
Interest of business execution companies	equal interest of 20% each

<Major business>

1. Demonstration and promotion of mobile multimedia broadcasting systems applying the ISDB-T system
2. Technical studies concerning the same system
3. Examination of specific service models related to the system
4. Other activities

<Business execution companies>

Fuji Television Network, Inc.

(head office: Minato-ku, Tokyo; Koichi Murakami, President & COO)

ITOCHU Corporation

(head office: Minato-ku, Tokyo; Eizo Kobayashi, President & CEO)

NTT DoCoMo, Inc.

(head office: Chiyoda-ku, Tokyo; Masao Nakamura, President & CEO)

SKY Perfect Communications, Inc.

(head office: Shibuya-ku, Tokyo; Masao Nito, President & Representative Director)

Nippon Broadcasting System, Inc.

(head office: Chiyoda-ku, Tokyo; Hiroshi Isohara, President)

FILE No. 82—5113

SKY Perfect Communications Inc.

News Release



December 4, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of November 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of November 2006

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	45,476	29,123
Churn	40,026	30,882
Churn Rate*[3]	11.5%	10.3%
Net Increase	5,450	-1,759
Cumulative Total	**4,187,611**	**3,593,653**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	19,503	16,872
Churn	28,358	26,842
Churn Rate*[3]	9.2%	10.0%
Net Increase	-8,855	-9,970
Cumulative Total	**3,708,617**	**3,226,838**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	23,882	10,313
Churn	11,042	3,421
Churn Rate*[3]	32.7%	13.7%
Net Increase	12,840	6,892
Cumulative Total	**418,080**	**307,212**
Cumulative Total of DTH Services	**4,126,697**	**3,534,050**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	1,423	1,381
Churn	139	132
Churn Rate*[3]	9.0%	8.8%
Net Increase	1,284	1,249
Cumulative Total	**19,846**	**19,205**

Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	668	557
Churn	487	487
Churn Rate*[3]	14.3%	14.5%
Net Increase	181	70
Cumulative Total	**41,068**	**40,398**
Cumulative Total of Wired Broadcasting Services	**60,914**	**59,603**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of November 2006.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	649	935
Number of households*[8]	75,463	75,968

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.
News Release

December 14, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Change in Name of 110-Degree CS Digital Broadcasting Service "SKY PerfecTV! 110" --The new name "e2 by SKY PerfecTV!" in place from February 1, 2007--

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") announces that it has decided to change the name of its 110-degree CS digital broadcasting service from "SKY PerfecTV! 110" to "e2 by SKY PerfecTV!". The new name is set to be introduced on February 1, 2007. The details are as follows.

New service name (English name): e2 by SKY PerfecTV!

New logos:


e2 by スカパー!
e2
by スカパー!

e2 by SKY PerfecTV! is a representation of two aspects that characterize the service. One is *easy entry*, which means that users of digital TV sets can easily enter into subscriptions. The other is *easy entertainment*, which means that subscribers to the service can readily enjoy 72 finely selected channels. The 110-degree CS digital broadcasting service was launched in July 2002 with the use of communication satellites (CS) positioned at longitude 110 degrees east, which share the same orbital slot as the broadcasting satellites (BS). At present, it provides a total of 72 television channels, including two for high-definition TV services and data broadcasting channels and serves more than 400,000 subscribers (as of the end of November 2006).

The existing name of SKY PerfecTV! 110, which derives from the orbital slot of the satellites, created some confusion in the minds of consumers about the distinction—in name and in service—from the SKY PerfecTV! (124/128 services) platform. With the change in service name from SKY PefecTV! 110 to e2 by SKY PerfecTV!, SKY Perfect will be stressing the appeal of a service that allows subscribers to easily enjoy the multi-channel service.

As digital tuners for the 110-degrees CS broadcasting service built in to television sets for digital terrestrial broadcasting, which attained nationwide coverage on December 1, 2006, come into widespread use, the infrastructure for receiving the 110-degrees CS broadcasting service is being developed. Defining the e2 by SKY PerfecTV! platform as a service that features the reliability and reassurance of SKY PerfecTV! as well as ease of entertainment on digital TV sets, SKY Perfect will be providing three major services under the brand SKY PerfecTV!—the SKY PerfecTV! multi-channel broadcasting service using communication satellites at 124 and 128 degrees East, the SKY PerfecTV! HIKARI broadcasting service employing optical fiber networks and the 100-degree CS digital broadcasting service rebranded as e2 by SKY PerfecTV!.

This year, SKY Perfect celebrated the tenth anniversary of the launch of its broadcasting services. The multi-channel service brand of SKY PerfecTV! embodies our new stance of respecting the desire of our subsciribers to enjoy broadcasting services. The viewing environment with three-wavelength tuners, which are built into digital TV sets as standard, is expanding. SKY Perfect will be leveraging this great advantage to enrich the content, in particular by increasing the high definition TV channels, with a view to establishing e2 by SKY PerfecTV! as an easy-to-enjoy multi-channel medium.

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* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

December 15, 2006

Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Commencement of WOWOW Broadcasting over SKY PerfecTV! HIKARI, Optical-Fiber-Based Broadcasting Service

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito; "SKY Perfect") is pleased to announce that OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Keiichiro Demizu), a 100% subsidiary of SKY Perfect, today released attached news release regarding commencement of WOWOW broadcasting by WOWOW INC. (Head Office: Minato-ku, Tokyo: Representative Director and President: Toshio Hirose) over the SKY PerfecTV! HIKARI multichannel broadcasting service operated over optical fiber networks.

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* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

OptiCast Inc.
News Release

December 15, 2006

Commencement of WOWOW Broadcasting over SKY PerfecTV! HIKARI Optical-Fiber-Based Broadcasting Service

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Keiichiro Demizu; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito) is pleased to announce that an agreement has been reached for the commencement of WOWOW broadcasting by WOWOW INC. (Head Office: Minato-ku, Tokyo: Representative Director and President: Toshio Hirose; "WOWOW") over the SKY PerfecTV! HIKARI* multichannel broadcasting service operated over optical fiber networks, and that it has been decided that broadcasting will commence from Monday January 1, 2007.

SKY PerfecTV! HIKARI is a multichannel broadcasting service that operates over radio frequency (RF) using the B FLET'S service (Fiber-To-The-Home Internet Service) provided by Nippon Telegraph and Telephone East Corporation and the FLET'S service provided by Nippon Telegraph and Telephone West Corporation. Moreover, the HIKARI PerfecTV! service is operated over the optical fiber networks of Energia Communications, Inc. (Head Office: Hiroshima-shi, Hiroshima; Representative Director and President: Minoru Sato) in Hiroshima Prefecture and other areas.

WOWOW commenced commercial broadcasting in 1991 as Japan's first private satellite broadcasting station, and is an entertainment channel this year celebrating its 15th anniversary. WOWOW brings together a comprehensive lineup of choice content from around the world, including movies, sports, music programs, and other programs including the original drama "Drama W" and anime, and delivers this content to its subscribers. In a popular move, WOWOW also commenced broadcasting over the SKY PerfecTV! (124/128 Services) Platform on Friday December 1, 2006.

With this recent decision for WOWOW to provide programs to OptiCast (same programming as analog BS-5 channel), WOWOW channels will now be available in the lineup available through the multichannel broadcasting service provided by SKY PerfecTV! HIKARI. By making WOWOW's quality content available to SKY PerfecTV! HIKARI subscribers, we hope to enable subscribers to derive even greater enjoyment from their expanded digital multichannel broadcasting service in the future.

The details of the WOWOW broadcasting arrangement are provided below.

Channel name:	WOWOW
Channel number:	330ch
Monthly charge:	2,100 yen/month (incl. tax)
Broadcasting to commence:	Monday January 1, 2007
Subscription applications to open:	Friday December 15, 2006

* The SKY PerfecTV! HIKARI service is provided across Tokyo, Kanagawa Prefecture, Chiba Prefecture, Aichi Prefecture, Osaka, Hyogo Prefecture, and in Kooriyama-shi, Fukushima Prefecture. In addition to being a multichannel broadcasting service, SKY PerfecTV! HIKARI also simultaneously re-transmits terrestrial digital broadcasts and BS digital broadcasts. As of the end of November 2006, the number of SKY PerfecTV! HIKARI subscribers stood at approximately 20,000.

SKY Perfect Communications Inc.

News Release

FILE No. 82-5113

December 19, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Completion of Registration as a Broadcaster on Telecommunications Services for the 124-Degrees/128-Degrees Longitude East Services

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Masao Nito; "SKY Perfect") has previously applied to register as a broadcaster on satellite services under the Law Concerning Broadcast on Telecommunications Services* for channels SKY Perfect currently provides as a licensed broadcaster, and is now pleased to announce that this registration process with the Minister of Internal Affairs and Communications is complete.

As a licensed broadcaster, SKY Perfect currently provides two promotional channels that broadcast information on programs and set-top box installation free-of-charge called CLUB SKY PerfecTV! (Ch.200) and SKY PerfecTV! Information Channel (ch.202), as well as electronic program guides (EPG), on-screen data broadcasting services, via the JCSAT-3 and JCSAT-4A satellites located at 124 and 128 degrees longitude east.

Having now completed registration as a broadcaster on satellite services, SKY Perfect now plans to submit notification to the Minister of Internal Affairs and Communications of the Company's intention to cease business activities as a licensed broadcaster on December 31, and plans to commence activities anew as a broadcaster on telecommunications services as of January 1, 2007.

It is now possible under the Law Concerning Broadcast on Telecommunications Services to provide broadcasting services using the telecommunications services provided by telecommunications carriers. Changing from being a licensed broadcaster to a broadcaster on telecommunications services will enable SKY Perfect to make changes to the broadcast channel program content, number of channels, and bands in use by issuing notification of such, and therefore, SKY Perfect will, in the future, look into flexibly enhancing and expanding its broadcast program lineup and making changes to broadcast content according to the media environment.

Also, with this evenet, as of January 1, 2007, SKY Perfect will no longer be subject to the regulations concerning the total number of voting rights possessed by foreign persons, etc. under Article 52-8 of the

Broadcast Law, which previously applied to SKY Perfect as a licensed broadcaster.

* Law Concerning Broadcast on Telecommunications Services: The Law was introduced in 2001 with the aim of institutionalizing broadcasting that makes use of telecommunications services, with a view to the deregulation of CS broadcasting and cable television broadcasting facility use in response to the progressive integration of telecommunications and broadcast transmission lines, and came into effect from January 2002. Under this Law, in the area of CS digital broadcasting, communications satellite repeaters, which previously had to be used separately for communications and broadcasting, can now be used flexibly as required for either communications or broadcasting, with the Law also allowing any potential market entrants to register as broadcasters provided they meet a set of given criteria. In this way, this Law characteristically does not involve comparative reviewing applications or foreign-ownership restrictions.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

December 21, 2006

Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Establishment of the ISDB-T Multimedia Forum

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) together with six companies—Multimedia Broadcasting Planning LLC (Head Office: Minato-ku, Tokyo; Representative Business Executor: Ryosuke Yokoi), Fuji Television Network, Inc. (Head Office: Minato-ku, Tokyo; President & COO: Koichi Murakami), Nippon Television Network Corporation (Head Office: Minato-ku, Tokyo; Representative Director: Seiichiro Ujiie), Tokyo Broadcasting System, Inc. (Head Office: Minato-ku, Tokyo; President: Hiroshi Inoue), ITOCHU Corporation (Head Office: Minato-ku, Tokyo; President & CEO: Eizo Kobayashi) and Sumitomo Corporation (Head Office: Chuo-ku, Tokyo; President & CEO: Motoyuki Oka)—has today submitted the attached news release with respect to the joint establishment of the ISDB-T Multimedia Forum (ISDB-T MMF).

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

December 21, 2006

Multimedia Broadcasting Planning LLC
Fuji Television Network, Inc.
Nippon Television Network Corporation
Tokyo Broadcasting System, Inc.
ITOCHU Corporation
Sumitomo Corporation
SKY Perfect Communications Inc.

Notice of Establishment of the ISDB-T Multimedia Forum

The ISDB-T Multimedia Forum (ISDB-T MMF) has been established by co-founders of Multimedia Broadcasting Planning LLC[*1], Fuji Television Network, Inc., Nippon Television Network Corporation, Tokyo Broadcasting System, Inc., ITOCHU Corporation, Sumitomo Corporation and SKY Perfect Communications Inc.

The objectives of the Forum are to unite Japan's leading media companies in studying new services using the ISDB-T family,[*2] a system developed in Japan, to advance digital broadcasting, bolster international competitiveness and increase awareness of the advantages of ISDB-T-based mobile multimedia broadcasting in the VHF and UHF frequency bands following the end of terrestrial analog broadcasting.

The ISDB-T MMF will be considering new broadcasting services, business models, infrastructure, reception terminals and other related issues for effective use of the VHF and UHF frequency bands.

The Forum has to date received applications for participation from more than 40 companies in a broad array of sectors, including the above co-founders, broadcasters, content providers, electronics manufacturers and advertising agencies. It has been decided that Multimedia Broadcasting Planning LLC[*1] will act as the Forum secretariat. After more members join, the Forum will hold a general meeting and a symposium in late January 2007. Research findings will be published at symposia, on the website and in related conventions.

For inquires, please contact:
Oda or Ueno, Public Relations, Fuji Television Network, Inc. at Phone 03-5500-8281, or
Okamura, Digital Technology Promotion Office, Fuji Television Network, Inc. at Phone 03-5500-8281

*1: Multimedia Broadcasting Planning LLC is a planning company jointly owned by Fuji Television Network, Inc., ITOCHU Corporation, NTT DoCoMo, Inc., SKY Perfect Communications Inc and Nippon Broadcasting System, Inc.

*2: The ISDB-T family is a service layer based on the ISDB-T system, a technology adopted in Japan's terrestrial digital TV broadcasting. It calls itself a *family* in the sense that new technological components and services can be added to it.

ISDB-T Multimedia Forum

As of December 21, a total of 46 companies participate in the Forum.

Managing Companies:

Multimedia Broadcasting Planning LLC
Fuji Television Network, Inc.
Nippon Television Network Corporation
Tokyo Broadcasting System, Inc.
ITOCHU Corporation
Sumitomo Corporation
SKY Perfect Communications Inc.
Dentsu Inc.
TV Asahi Corporation

Other Members (in alphabetical order):

Asatsu-DK Inc.
Asmic Ace Entertainment, Inc.
Daiwa Securities Media Networks Co., Ltd.
Dinos Inc.
Excite Japan Co., Ltd.
Forecast Communications Inc.
FUJIMIC INC.
FUSOSHA Publishing Inc.
Hakuhodo DY Media Partners Inc.
ITOCHU Techno-Solutions Corporation
Jupiter Shop Channel Co., Ltd.
Jupiter TV Co., Ltd.
Kyodo Television, Ltd.
Matsushita Electric Industrial Co., Ltd.
Mitsubishi Electric Corporation
K.K. NANO PIA
MOBILE MEDIANET, Inc.
NEC Corporation
Nippon Broadcasting System, Inc.

Nippon Cultural Broadcasting Inc.
NHK (Japan Broadcasting Corporation)
Nomura Securities Co., Ltd.
PIA Digital Communications Corporation
PONY CANYON INC.
Radio Nippon Co., Ltd.
RECRUIT CO., LTD.
SANKEI LIVING SHIMBUN Inc.
SANYO Electric Co., Ltd.
Sharp Corporation
SPACE SHOWER NETWORKS INC.
Sony Broadcasting Media Co., Ltd.
Sumitomo Computer Systems Corporation
TBS RADIO & COMMUNICATIONS Inc.
Tomo-Digi Corporation
TOSHIBA Corporation
TV TOKYO Corporation
VAP, Inc.

SKY Perfect Communications Inc.

News Release

December 21, 2006
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

eTEN, Inc. to Become a Subsidiary of SKY Perfect Communications Inc.

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") together with SPACE SHOWER NETWORKS INC. (Head Office: Minato-ku, Tokyo; President and Representative Director: Takeshi Nakai; "Space Shower") are pleased to present the attached news release with respect to a basic agreement reached today between the two companies to make eTEN, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masahito Atsumi), a subsidiary of Space Shower, a subsidiary of SKY Perfect by means of a share exchange.

The effect of this matter on the Company's consolidated performance is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

December 21, 2006

SKY Perfect Communications Inc.
SPACE SHOWER NETWORKS INC.

eTEN, Inc. to Become a Subsidiary of SKY Perfect Communications Inc.

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") and SPACE SHOWER NETWORKS INC. (Head Office: Minato-ku, Tokyo; President and Representative Director: Takeshi Nakai; "Space Shower") reached a basic agreement to make eTEN, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masahito Atsumi; "eTEN"), currently a subsidiary of Space Shower, a subsidiary of SKY Perfect by means of a share exchange at meetings of their respective boards of directors held today. Prior to the share exchange, Space Shower will be handing over its e-tenki business to eTEN in early March 2007. As soon as this handover is complete, eTEN will be made a subsidiary of SKY Perfect.

Space Shower launched Japan's first TV channel specializing in weather information, called e-tenki.net, on the PerfecTV! (currently SKY PerfecTV!) platform in October 1996. The service was subsequently expanded to cable television, the Internet and a mobile website. In March 2005, eTEN was set up to produce weather information programs with a view to further boosting the e-tenki.net service. At present, eTEN also engages in content production and consulting services centering on weather information.

After eTEN is made a subsidiary, SKY Perfect will examine ways to reinforce its platform functions. Specifically, it will not only be operating the weather channel but also offering weather information on its promotion channels and, providing newsflashes at times of natural disasters such as earthquakes, tsunamis (tidal waves) and heavy rain, typhoons within program slots on the e-tenki.net weather information channel.

The share exchange ratio, the grounds for calculation and other details about the share exchange have yet to be determined and will be announced as soon as they are finalized.

(Reference)

1. Timetable

On December 21, 2006, SKY Perfect and Space Shower hold meetings of their respective boards of directors to approve the basic agreement on the share exchange for making eTEN a subsidiary of SKY Perfect.

Later in January 2007, SKY Perfect and eTEN hold meetings of their respective boards of directors to endorse the share exchange agreement.

Early in March 2007, Space Shower hands over the e-tenki business to eTEN.

* The share exchange will take place as soon as the handover of the e-tenki business is complete.
* In accordance with the provision in Paragraph 3, Article 796 of the Corporation Law, SKY Perfect will be undertaking the procedures for a simplified share exchange, which does not require the approval of a general meeting of shareholders.

2. Scheme for making eTEN a subsidiary of SKY Perfect

[At present]


Space Shower
e-tenki business
100% ownership
Outsourcing of program production
eTEN
[After the operational handover]
SKY Perfect
Share exchange
100% ownership
Space Shower
e-tenki business
Handover
eTEN
e-tenki business

3. Corporate data

Corporate data of SKY Perfect Communications Inc. (as of the end of September 2006)

(1) Company Name:	SKY Perfect Communications Inc.
(2) Major Business:	Multichannel pay TV platform service
(3) Date of Foundation:	November 10, 1994
(4) Head Office Location:	Shibuya-ku, Tokyo
(5) Representative:	Masao Nito, President and Representative Director
(6) Capital:	50,083 million yen
(7) Number of Employees:	476 (consolidated)
(8) Major Shareholders:	Sony Broadcast Media Co., Ltd. (12.47%)

Fuji Television Network, Inc. (12.47%)
Itochu Corporation (12.47%)
JSAT Corporation (6.91%)

Corporate data of SPACE SHOWER NETWORKS INC. (as of the end of September 2006)

(1) Company Name:	SPACE SHOWER NETWORKS INC.
(2) Business:	Provision of entertainment information mainly in the form of visual and music content
(3) Date of Foundation:	December 24, 1996
(4) Head Office Location:	Minato-ku, Tokyo
(5) Representative:	Takeshi Nakai, President and Representative Director
(6) Capital:	1,786 million yen
(7) Number of Employees:	161 (consolidated)
(8) Major Shareholders:	Itochu Corporation (50.50%) SKY Perfect Communications Inc. (9.98%) Hakuhodo DY Media Partners Inc. (1.49%) Victor Entertainment, Inc. (1.10%)

Corporate data of eTEN, Inc. (as of the end of September 2006)

(1)	Company Name:	eTEN, Inc.
(2)	Business:	Production of weather information programs mainly for e-tenki.net
(3)	Date of Foundation	March 9, 2005
(4)	Head Office Location	Minato-ku, Tokyo
(5)	Representative	Masahito Atsumi, President and Representative Director
(6)	Capital	80 million yen
(7)	Number of Employees	7
(8)	Major Shareholder	SPACE SHOWER NETWORKS INC. (100%)

SKY Perfect Communications Inc.

News Release

FILE No. 82—5113

January 5, 2007

Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of December 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of December 2006

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	60,187	43,111
Churn	39,641	30,755
Churn Rate*[3]	11.4%	10.3%
Net Increase	20,546	12,356
Cumulative Total	**4,208,157**	**3,606,009**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	31,098	25,239
Churn	29,028	27,295
Churn Rate*[3]	9.4%	10.2%
Net Increase	2,070	-2,056
Cumulative Total	**3,710,687**	**3,224,782**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	26,055	14,915
Churn	10,038	2,888
Churn Rate*[3]	28.8%	11.3%
Net Increase	16,017	12,027
Cumulative Total	**434,097**	**319,239**
Cumulative Total of DTH Services	**4,144,784**	**3,544,021**
Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	2,357	2,289
Churn	135	132
Churn Rate*[3]	8.2%	8.2%
Net Increase	2,222	2,157
Cumulative Total	**22,068**	**21,362**

Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	677	668
Churn	440	440
Churn Rate*[3]	12.9%	13.1%
Net Increase	237	228
Cumulative Total	**41,305**	**40,626**
Cumulative Total of Wired Broadcasting Services	**63,373**	**61,988**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of December 2006.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	664	991
Number of households*[8]	76,769	80,959

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

January 11, 2007
JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778

SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement

JSAT Corporation (President & CEO: Kiyoshi Isozaki; Headquarters: Chiyoda-ku, Tokyo; "JSAT") and SKY Perfect Communications Inc. (President and Representative Director: Masao Nito; Headquarters: Shibuya-ku, Tokyo; "SKY Perfect"; together with JSAT, the "Companies") are pleased to announce that respective meetings of their boards of directors have resolved the share transfer (*kabushiki iten*; the "Share Transfer") plan (the "Plan") and have concluded a share transfer agreement (the "Definitive Agreement") based on the Basic Agreement executed on October 26, 2006. Details are as follows.

The Companies have decided to change the Japanese name of the holding company (the "Holding Company") announced on October 26, 2006, to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same. Other details such as the Exchange Ratio (defined below) and the schedule for the Share Transfer will remain unchanged from those announced on October 26, 2006.

The Companies intend to continue to lay the foundations for the Business Combination to establish the Holding Company, and regard the incorporation of the Holding Company as a new starting point to further develop the market for multichannel pay TV in Japan and maximize their corporate values through integrated business expansion and more efficient management to correspond with the convergence of the telecommunications and broadcasting industries.

1. Terms and conditions of the Share Transfer, etc.

(1) Share Exchange Ratio

The ratio of the number of shares of the Holding Company's common stock to be allocated to the shares of the Companies upon the Share Transfer (the "Exchange Ratio") will be as follows.

Company name	SKY Perfect	JSAT
Exchange Ratio	1	4

Based on the Exchange Ratio, holders of SKY Perfect's common stock will receive one share of the Holding Company's common stock for each share of SKY Perfect's common stock. Holders of JSAT's common stock will receive four shares of the Holding Company's common stock for each share of JSAT's common stock.

With respect to the Exchange Ratio, SKY Perfect and JSAT have retained Morgan Stanley Japan Securities Co., Ltd. and Merrill Lynch Japan Securities Co., Ltd. as their respective financial advisors and asked them to

evaluate the Exchange Ratio as third party institutions. These financial advisors calculated the Companies' respective enterprise and equity values by utilizing the comparative stock price performance method, the DCF (Discounted Cash Flow) method and other relevant methods. Based on their valuations, SKY Perfect and JSAT determined the Exchange Ratio through negotiation and discussion.

However, should any significant change occur affecting the conditions upon which the calculations are based, the Companies may discuss and change the Exchange Ratio.

(2) Schedule of the Share Transfer

November 11, 2006:	Record date for extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
January 11, 2007:	Preparation of the Plan and conclusion of the Definitive Agreement (the Companies)
February 9, 2007 (tentative):	Extraordinary shareholders' meeting for the approval of the Share Transfer (the Companies)
March 27, 2007 (tentative):	Effective date of delisting of the shares of the Companies
April 2, 2007 (tentative):	Effective date of registration and incorporation of the Holding Company and listing of the Holding Company shares
Mid-May 2007 (tentative):	Date of delivery of share certificates (the Holding Company)

The Companies may change, through discussion, the above schedule should any significant difficulties arise during the course of this process.

(3) Application for the listing of Holding Company shares

The Holding Company will apply to list its shares on the Tokyo Stock Exchange (TSE). Although the date of the listing will be determined subject to regulations, including the rules of the TSE, the listing of the shares of the Holding Company is scheduled for April 2, 2007, which is the registration date for its incorporation. In line with the Share Transfer process, shares of SKY Perfect and JSAT are scheduled to be delisted from the TSE as of March 27, 2007.

(4) Convertible bonds issued by JSAT (reaching maturity in March 2007)

Convertible bonds that are not converted to JSAT common stock will be redeemed by JSAT in March 2007 in accordance with the terms and conditions of the convertible bonds.

(5) Stock acquisition rights (stock options) issued by the Companies

With respect to the stock acquisition rights issued by the Companies as stock option, the Holding Company plans to issue its stock acquisition rights in lieu of the existing stock acquisition rights to each holder of the existing stock acquisition rights as follows, taking into account of the details of each existing stock acquisition right and the Exchange Ratio. Details of the stock acquisition rights to be issued by the Holding Company will be announced as soon as they are determined:

(i) to the holder of the first stock acquisition rights of SKY Perfect (total number of rights: 1,644), one of the first stock acquisition rights of the Holding Company (total number of rights: 1,644) will be issued for each of the first stock acquisition rights of SKY Perfect;

(ii) to the holder of the second stock acquisition rights of SKY Perfect (total number of rights: 2,909), one of the second stock acquisition rights of the Holding Company (total number of rights: 2,909) will be issued for each of the second stock acquisition rights of SKY Perfect;

(iii) to the holder of the third stock acquisition rights of SKY Perfect (total number of rights: 1,158), one of the third stock acquisition rights of the Holding Company (total number of rights: 1,158) will be issued for each of the third stock acquisition rights of SKY Perfect;

(iv) to the holder of the fourth stock acquisition rights of SKY Perfect (total number of rights: 2,599), one of the fourth stock acquisition rights of the Holding Company (total number of rights: 2,522) will be issued for each of the fourth stock acquisition rights of SKY Perfect;

(v) to the holder of the fifth stock acquisition rights of SKY Perfect (total number of rights: 1,180), one of the fifth stock acquisition rights of the Holding Company (total number of rights: 1,180) will be issued for each of the fifth stock acquisition rights of SKY Perfect;

(vi) to the holder of the first stock acquisition rights of JSAT (total number of rights: 1,000), one of the sixth stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the first stock acquisition rights of JSAT;

(vii) to the holder of the second stock acquisition rights of JSAT (total number of rights: 1,000), one of the seventh stock acquisition rights of the Holding Company (total number of rights: 1,000) will be issued for each of the second stock acquisition rights of JSAT;

(viii) to the holder of the fourth stock acquisition rights of JSAT (total number of rights: 300), one of the eighth stock acquisition rights of the Holding Company (total number of rights: 300) will be issued for each of the fourth stock acquisition rights of JSAT; and

(ix) to the holder of the fifth stock acquisition rights of JSAT (total number of rights: 1,200), one of the ninth stock acquisition rights of the Holding Company (total number of rights: 1,200) will be issued for each of the fifth stock acquisition rights of JSAT.

* With respect to type and number of shares regarding the stock acquisition rights to be issued by the Holding Company, taking into account of the Exchange Ratio, one common share of the Holding Company will be acquired for each stock acquisition rights in case of the first through fifth stock acquisition rights, and four common shares of the Holding Company will be acquired for each stock acquisition rights in case of the sixth through ninth stock acquisition rights.

* The number of each stock acquisition rights issued by the Companies is as of January 2007 and is subject to change by exercise of the rights thereafter. By such exercise, the number of the stock acquisition rights to be issued by the Holding Company in lieu of the existing stock acquisition rights will be subject to change accordingly.

(6) Accounting procedure for the Share Transfer

The Share Transfer is classed as an "acquisition" under the accounting practices for business combinations that came into effect in April 2006. The Holding Company will therefore record the assets and liabilities of the company being combined (JSAT) via the Purchase Method*.

In the case of the Share Transfer, the difference between the "acquisition price" of JSAT and the "market value of its net assets" will be capitalized as "goodwill" on the Holding Company's consolidated balance sheets. The Holding Company will be obliged to amortize the goodwill within 20 years.

According to current estimates based on JSAT's net assets as of September 30, 2006, goodwill at the time of the incorporation of the Holding Company is expected to total approximately ¥10 billion. However, this estimated goodwill is subject to change depending on the market value of JSAT's net assets as of the end of March 2007.

The number of amortization years of goodwill will be announced as soon as it is determined.

(*) The Purchase Method refers to the accounting procedure whereby the assets and liabilities of the company being combined are carried over at their market value and the price of the shares issued in consideration used as the acquisition price for the relevant company.

(7) Treasury stocks of the Companies and shares of SKY Perfect owned by JSAT

The Holding Company's stock will be allocated to treasury stock owned by the Companies and shares of SKY Perfect owned by JSAT in accordance with the Exchange Ratio (SKY Perfect: 1 and JSAT: 4). SKY Perfect and JSAT will consider and determine the treatment of the Holding Company's stock to be held by the Companies as a result of the Share Transfer from the perspective of the combined group's equity policy, taking into account the option of using them as considerations in acquisitions for future M&A strategies and the retirement of treasury stock to improve the group's capital efficiency.

2. Overview of the Holding Company

(1) Company name: SKY Perfect JSAT Corporation

* Reflecting the desire to further promote the Business Combination, the Companies have decided to change the Japanese name of the Holding Company announced on October 26, 2006 to be established by the Companies on April 2, 2007. However, the English name for the Holding Company, SKY Perfect JSAT Corporation, also announced on the date, remains the same.

(2) Description of business:

- The Holding Company will be responsible for the overall management of group business through planning, operation and administration activities designed to optimize group operations and managing group companies based on clearly delegated authorities and responsibilities.

- The Holding Company will effectively use the management resources of the group and will plan and execute group strategies designed to bolster profit growth and quickly generate synergy from the Business Combination.

(3) Location of Headquarters:

Chiyoda-ku, Tokyo. Details will be announced as soon as it is determined.

(4) Date of incorporation: April 2, 2007 (Monday)

(5) Candidates for directors and corporate auditors

Title	Name	Major Current Position(s)
Chairman and Representative Director	Masanori Akiyama	JSAT Corporation, Director, Senior Managing Executive Officer
President and Representative Director	Masao Nito	SKY Perfect Communications Inc., President and Representative Director
Executive Director	Ryoji Hirabayashi	SKY Perfect Communications Inc., Managing Director
Executive Director	Hiroo Sumitomo	JSAT Corporation, Senior Executive Officer
Non-Executive Director	Iwao Nakatani	JSAT Corporation, Non-Executive Director; Mitsubishi UFJ Research and Consulting Co., Ltd., Chairman of the Board Counselor Tama University, President
Non-Executive Director	Masakatsu Mori	SKY Perfect Communications Inc., Non-Executive Director; Accenture Japan Ltd., Chairman
Non-Executive Director	Jun Murai	Keio University, Vice President, Professor of the Faculty of Environmental
Non-Executive Director	Hiromasa Otsuka	Sony Corporation, SVP, Corporate Executive Officer
Non-Executive Director	Kazunobu Iijima	Fuji Television Network, Inc., Executive Managing Director
Non-Executive Director	Shigeru Ikeda	NTT Resonant Inc., Advisor
Non-Executive Director	Kohei Manabe	JSAT Corporation, Non-Executive Director; Nippon Television Network Corporation, Representative Director, Corporate Advisor
Corporate Auditor (Standing)	Shoichi Kameyama	JSAT Corporation, Corporate Auditor
Corporate Auditor (Standing)	Ryosuke Tsuruma	SKY Perfect Communications Inc., Corporate Auditor
Corporate Auditor	Toshiaki Katsushima	JSAT Corporation, Corporate Auditor
Corporate Auditor	Kenichiro Tanaka	Tokyo Broadcasting System, Inc., Vice President, Department of Corporate Planning

(6) Paid-in capital: ¥10 billion

(7) Number of shares to be issued:

Number of shares of the Holding Company to be issued upon incorporation: 3,696,037

(Based on the total number of outstanding shares of the Companies as of November 11, 2006)

* The unit stock system will not be adopted.

(8) Fiscal year-end: March 31

(9) Stock listing: Tokyo Stock Exchange (First Section)

(10) Independent auditor: Deloitte Touche Tohmatsu

(11) Shareholder register administrator: Mizuho Trust & Banking Co., Ltd.

(12) Forecast:

The forecast for the fiscal year ending March 2008 is scheduled to be announced in early March 2007.

The new medium-term plan for the group will be prepared by the end of March 2007 and will be announced as soon as preparation work has been completed.

The Companies plan to payout the dividend amounts announced in the preliminary interim results for the fiscal year ending March 2007. Every effort will be made to ensure stable dividends thereafter, taking into account the Companies respective dividend payouts in the past and the group's medium-term plan.

3. Overview of the Business Combination Parties (consolidated) (as of the end of September 2006)

(1) Company name	SKY Perfect Communications Inc.	JSAT Corporation
(2) Description of business	Multichannel pay TV platform services	Network- and image-related services via communication satellites
(3) Date of incorporation	November 1994	February 1985
(4) Headquarters	Shibuya-ku, Tokyo	Chiyoda-ku, Tokyo
(5) Representative	Masao Nito, President and Representative Director	Kiyoshi Isozaki, President & CEO, Representative Director
(6) Paid-in capital	¥50.083 billion	¥53.769 billion
(7) Number of shares issued	2,270,365 shares	356,418 shares
(8) Net assets	¥88.656 billion	¥83.875 billion
(9) Total assets	¥120.355 billion	¥176.310 billion
(10) Fiscal year-end	March 31	March 31
(11) Number of employees	476	258
(12) Major customers	Pay Per View Japan, Inc.	NTT Communications Corporation
(13) Principal shareholders and ownership ratio	Sony Broadcast Media Co., Ltd. 12.47% Fuji Television Network Inc. 12.47% ITOCHU Corporation (including Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account)) 12.47% JSAT Corporation 6.91% Tokyo Broadcasting System, Inc. 5.68%	NTT Communications Corporation 17.64% Mizuho Trust & Banking Co., Ltd. (ITOCHU Corporation pension trust account) 13.99% Japan Trustee Services Bank, Ltd. (Sumitomo Corporation retirement benefit trust account) 10.75% Japan Trustee Services Bank, Ltd. (Mitsui & Co., Ltd. retirement benefit trust account) 9.40% Nippon Television Network Corporation 6.31%
(14) Major relationship banks	Mizuho Corporate Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. and others	Mizuho Corporate Bank, Ltd. Shinsei Bank, Ltd. Bank of Tokyo-Mitsubishi UFJ, Ltd. Japan Bank for International Cooperation and others

(15) Relationship between the parties

Capital relationship	JSAT owns 6.91% of the shares issued by SKY Perfect. JSAT owns 49%, 20% and 10% of the shares issued respectively by SKY Perfect Marketing Co., Ltd., Pay Per View Japan, Inc., and Multi Channel Entertainment Inc., which are consolidated subsidiaries of SKY Perfect.
Human relationship	JSAT has assigned five employees to SKY Perfect.
Business relationship	JSAT has consigned its uplink operations to SKY Perfect. JSAT also provides SKY Perfect with satellite circuits, such as promotion channels.

(16) Consolidated Results for the last three years

(Million yen)

	SKY Perfect				JSAT			
Fiscal year	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)	FY04/3	FY05/3	FY06/3	FY07/3 (estimate)
Revenues	72,475	74,016	82,329	87,500	45,144	44,388	43,952	38,500
Operating income	4,152	2,826	- 261	—	10,965	8,063	2,636	10,200
Ordinary income	4,853	3,681	106	1,000	9,962	7,512	2,309	10,200
Net income	4,384	3,709	357	1,500	6,460	4,077	- 7,928	6,000
Net income per share (¥)	1,957.23	1,630.78	162.56	696.73	16,926.50	11,233.68	- 22,320.52	16,906.53
Dividend per share (¥)	500	750	750	750	6,000	6,000	6,000	6,000
Shareholders' equity per share (¥)	42,449.21	41,332.86	43,661.41	—	276,931.76	258,874.61	233,559.08	—

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Translation)

FILE No.
82—5113

SKY Perfect Communications Inc.
News Release

January 12, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Announcement of Partial Amendment to the Articles of Incorporation

SKY Perfect Communications, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito) announced today that partial amendment to its Articles of Incorporation was resolved at the Meeting of the Board of Directors held on January 11, 2007, and such amendment will be discussed as an agenda at the extraordinary General Meeting of Shareholders to be held on February 9, 2007. The details of such amendment are as follows:

1. Reason for Amendment

With an approval of the share transfer proposed as Agendum No. 1 at the extraordinary General Meeting of Shareholders to be held on February 9, 2007, the provision regarding record date shall no longer be required since the shareholder of the Company will only be the holding company established through the share transfer as of the establishment date of such holding company. The Company, therefore, shall abolish record date of General Meeting of Shareholders and eliminate Article 13 "Record Date of the Ordinary General Meeting of Shareholders" of current Articles of Incorporation.

Due to this amendment, Articles which are subsequent to the above Article 13 of current Articles of Incorporation shall be renumbered.

This proposed amendment, however, shall be subject to an approval of Agendum No. 1.

2. Schedule for Amendment

Date of General Meeting of Shareholders where amendment of Articles of Incorporation will be resolved:	February 9, 2007
Effective date of the above amendment:	February 9, 2007

3. Amendments

*Underlined to show changes

Current	Amended
ARTICLE 13. RECORD DATE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS Record date of the voting rights at the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year.	(Deleted.)
ARTICLE 14.	**ARTICLE 13.** Each of subsequent Articles shall be renumbered.

---

*For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

News Release

January 31, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of On Demand TV, Inc. and I-Cast, Inc Shares

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") has resolved at a meeting of the Board of Directors held today to acquire an additional 5,775 shares in On Demand TV, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroshi Kajiwara; "On Demand TV") and to newly acquire 20 shares in I-Cast, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Akira Ito; "I-Cast"). These shares are currently held by ITOCHU Corporation (Head Office: Minato-ku, Tokyo; President and CEO: Eizo Kobayashi). SKY Perfect currently holds 200 shares in On Demand TV (0.17% of the total number of shares issued), and this additional investment will bring the total number of shares held by SKY Perfect to a total of 5,995 shares (5.0% of the total number of shares issued). Share Transfer Agreements concerning this acquisition of shares are due to be concluded upon receiving approval at meetings of the On Demand TV and I-Cast Boards of Directors to be held on February 7, 2007.

On Demand TV operates the On Demand TV video distribution service that utilizes IP multicast technology for the FLET's services provided by NTT East and West, and launched a video-on-demand (VOD) service in March 2005. In addition to this, On Demand TV also launched On Demand TV Hi-Vision, the world's first high-definition VOD service, in July 2006. This service utilizes the next-generation video codec H.264. Currently, around 400 of the some 6,000 video titles on offer are available in high definition.

I-Cast began providing a multichannel broadcasting service to On Demand TV in June 2005 as a Broadcaster on Telecommunications Services (Cable) under the Law Concerning Broadcast on Telecommunications Services and currently provides 36 channels over this service. By connecting up the dedicated On Demand TV receiver to their home FLET's connection and TV, customers can enjoy video titles any time they like over the VOD service, as well as specialized channel broadcasting. In

addition to this, I-Cast is also currently also cooperating in trials being run in Tokyo by the NTT Group for the compression of terrestrial digital broadcasts into H.264 format for resending at high-definition picture quality over Next Generation Network (NGN) trial infrastructure.

SKY Perfect has been looking into services that use IP multicast technology through our previous investment in On Demand TV. The SKY Perfect Group has made looking into measures for addressing the expansion of IP and VOD services, and catering to mobile media and NGNs an important theme for 2007, and is aiming to use this year to build the foundations for business expansion in these areas in particular. Through this acquisition of shares, SKY Perfect will start to take a closer and more detailed look into getting involved in IP broadcasting for video distribution services utilizing the NTT Group's IP multicast technology.

SKY Perfect provides the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) through OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu), a 100% subsidiary of SKY Perfect. By providing not only multichannel broadcasting over RF but also IP broadcasting that employs IP multicast technology, the SKY Perfect Group is planning to further accelerate horizontal business deployment under its Multi-Platform Strategy in the future. SKY Perfect is currently considering concrete ways to get involved in this area and will make a further announcement once it has finalized the specific details of such.

The impact of this matter on the Company's consolidated financial results is negligible.

(Reference)

1. Schedule

February 7, 2007 Conclusion of Share Transfer Agreements

February 15, 2007 Share transfer

2. Terms and conditions of the share transfer

	No. of shares held before the transfer	No. of shares to be acquired	No. of shares held after the transfer
On Demand TV, Inc.	200 shares (Shareholding: 0.17%)	5,775 shares	Total of 5,975 shares (Shareholding: 5.00%)
I-Cast, Inc.	0 shares (Shareholding: 0.00%)	20 shares	Total of 20 shares (Shareholding: 10.00%)

3. Method of share acquisition

Shares are to be acquired through a share transfer from ITOCHU Corporation.

4. Corporate profiles

SKY Perfect Communications Inc. (As of Sept. 30, 2006)

(1) Company name: SKY Perfect Communications Inc.

(2) Principal business: Multichannel pay TV platform services

(3) Established: November 10, 1994

(4) Head office: 2-15-1 Shibuya-ku, Tokyo

(5) Representative: Masao Nito, President and Representative Director

(6) Paid-in capital: 50.083 billion yen

(7) No. of employees: 476 (on a consolidated basis)

(8) Major shareholders:
Sony Broadcast Media Co., Ltd. 12.47%
Fuji Television Network Inc. 12.47%
ITOCHU Corporation 12.47%
JSAT Corporation 6.91%

On Demand TV, Inc. (As of Sept. 30, 2006)

(1) Company name: On Demand TV, Inc.

(2) Principal business: Internet- and communications-network-based video content distribution services and payment collection services.

(3) Established: October 4, 2002

(4) Head office: 1-11-8 Shibuya-ku, Tokyo

(5) Representative: Hiroshi Kajiwara, President and Representative Director

(6) Paid-in capital: 3.027 billon yen

(7) No. of employees: 20

(8) Major shareholders:
Nippon Telegraph and Telephone West Corporation 50.85%
ITOCHU Corporation 48.84%
SKY Perfect Communications Inc. 0.17%
Nippon Telegraph and Telephone East Corporation 0.15%

I-Cast, Inc. (As of Sept. 30, 2006)

(1) Company name: I-Cast, Inc.

(2) Principal business: Broadcast services over telecommunications equipment and the planning, production, and sale of associated broadcast programs.

(3)	Established:	January 18, 2005	
(4)	Head office:	2-5-1 Kita-Aoyama, Minato-ku, Tokyo	
(5)	Representative:	Akira Ito, President and Representative Director	
(6)	Paid-in capital:	10 million yen	
(7)	No. of employees:	7	
(8)	Major shareholder:	ITOCHU Corporation	100%

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

FILE No.
82—5113

News Release

January 31, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Consolidation of eTEN, Inc. through Share Exchange

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce that a meeting of the Board of Directors held on January 31, 2007 has resolved to make eTEN, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masahito Atsumi; "eTEN") a subsidiary of SKY Perfect through a share exchange as of March 1, 2007. The details are as follows.

1. Purpose of Share Exchange

"e-tenki.net," Japan's first TV channel specializing in weather information, operated by SPACE SHOWER NETWORKS INC. (Head Office: Minato-ku, Tokyo; President and Representative Director: Takeshi Nakai; "Space Shower") began broadcasting on Perfect TV! (now SKY Perfect TV!) in October 1996. The service was subsequently expanded to CATVs, the Internet and a mobile website. In March 2005, Space Shower set up eTEN to produce weather information programs with a view to further boosting the "e-tenki.net" service and at present provides content production and consulting services centering on weather information.

At a meeting of the Board of Directors held on December 21, 2006, Space Shower decided to spin off its e-tenki business to eTEN through a simplified corporate divestiture to concentrate its business resources on the music field. At respective meetings of their Boards of Directors held on December 21, 2006, SKY Perfect and Space Shower resolved to conclude a basic agreement under which Space Shower would spin off the e-tenki business to eTEN, so that eTEN could operate the business in an integrated manner, and SKY Perfect would make eTEN its subsidiary through a share exchange.

After eTEN is made a subsidiary, SKY Perfect will examine ways to bolster its platform function. Specifically, it will not only be operating the weather channel but also oproviding weather information and newsflashes at times of natural disasters, such as earthquakes, tsunamis, heavy rain, and typhoons on its promotion channels or within program slots on the the channel.

1. Conditions of share exchange, etc.

(1) Schedule of share exchange

Resolution of share exchange at the meeting of the Board of Directors	January 31, 2007 (Wed.)
Conclusion of a share exchange agreement	January 31, 2007 (Wed.)
Spin-off of the e-tenki business by Space Shower	March 1, 2007 (Thu.)
Planned date of share exchange (effective date)	March 1, 2007 (Thu.)

* SKY Perfect will take procedures for a simplified share exchange that does not need an approval at a general meeting of shareholders under the provision of Article 796, Paragraph 3 of the Company Law.

(2) Share exchange ratio

The share exchange ratio has yet to be decided at this point. It will be decided based on the following calculation formula, and we will make an announcement as soon as it is decided.

(3) Concept of the calculation of the share exchange ratio

(i) Allotment ratio of shares

In the share exchange, SKY Perfect will allot common shares of SKY Perfect in a ratio that is calculated based on the following formula (fractions will be omitted) to one common share of eTEN owned by the shareholders of eTEN who are listed or recorded in the final register of shareholders on a day before the effective date.

$$\frac{\text{A number obtained by dividing 400 million yen by the value of a common share}}{\text{The total number of eTEN's shares issued}}$$

(However, the total number of eTEN shares issued shall be the total number of shares outstanding after the divestiture that will be conducted on the same day as the effective date of the share exchange takes effect. The value of a common share of SKY Perfect shall be a closing price of SKY Prefect's common shares in regular transactions at the Tokyo Stock Exchange on the day before the effective date (if the closing price is not available on that day, the closing price on the day immediately prior to the effective date).)

(ii) Concept of the calculation of the share exchange ratio

To calculate the share exchange ratio, we have requested KPMG FAS, a third party organization, to calculate the enterprise value of eTEN ("the new eTEN") after adding the e-tenki business of Space Shower that is to be spun off to eTEN. KPMG FAS calculated the enterprise value of the new eTEN using the discounted cash flow (DCF) method based on the business plan of the new eTEN after the e-tenki business has been spun off to eTEN, taking into account the information and data obtained through interviews. We calculated the enterprise value of the new eTEN at 400 million yen by using the enterprise value computed by KPMG as a reference and adding the costs, etc. associated with the share exchange, etc., and SKY Perfect and Space Shower agreed to set a transfer price of 400 million yen through negotiations. We will determine the share exchange ratio based on the formula above and using this transfer price and the market

value of shares of SKY Perfect. The formula for the calculation of the share exchange ratio and the market value of shares of SKY Perfect to be used for the calculation were determined through consultation of both parties at the request of Space Shower.

In the business plan that formed the basis for the calculation of the enterprise value, the financial results of the new eTEN for the fiscal year ended March 31, 2006 are regarded as the sum of the e-tenki business (sales of 736 million yen, operating income of 107 million yen and ordinary income of 65 million yen) and eTEN (sales of 241 million yen, operating income of 28 million yen and ordinary income of 28 million yen). In the business plan of the new eTEN, part of the e-tenki business that is conducted by Space Shower (broadcasting and operation of the mobile business) and businesses such as program production that eTEN engages in are assumed to be operated by the new eTEN after it becomes a subsidiary of SKY Perfect (through corporate divestiture), but we do not expect a significant change in sales and profits in its profit plan at this point.

(iii) Number of shares SKY Perfect will allot in the share exchange

In the share exchange, SKY Perfect will allot the number of its own shares that will be calculated based on the calculation formula above.

(4) Treatment of stock subscription rights and bonds with stock subscription rights of a wholly owned subsidiary through the share exchange

eTEN does not issue a stock subscription rights or bonds with stock subscription rights.

2. Profile of Companies Involved in Share Exchange (as of September 30, 2006)

(1) Company name	SKY Perfect Communications Inc. (wholly owning parent company)	eTEN, Inc. (wholly owned subsidiary)
(2) Description of business	Multichannel pay TV platform services	Production of weather information programs
(3) Date of incorporation	November 10, 1994	March 9, 2005
(4) Headquarters	2-15-1 Shibuya, Shibuya-ku, Tokyo	3-16-35 Roppongi, Minato-ku, Tokyo
(5) Representative	Masao Nito, President and Representative Director	Masahito Atsumi, President and Representative Director
(6) Paid-in capital	50,083 million yen	80 million yen
(7) Number of shares issued	2,270,365 shares	1,600 shares
(8) Net assets	88,656 million yen (consolidated)	94 million yen(non-consolidated)
(9) Total assets	120,355 million yen (consolidated)	147 million yen(non-consolidated)
(10) Fiscal year-end	March 31	March 31
(11) Principal shareholders and ownership ratio (September 30, 2006)	1. Sony Broadcast Media Co., Ltd. (12.47%) 2. Fuji Television Network Inc. (12.47%) 3. ITOCHU Corporation (12.47%) 4. JSAT Corporation (6.91%)	1. Space Shower Networks Inc. (100.0%)

3. Results for Last Three Fiscal Years

(Million yen)

	SKY Perfect Communications Inc. (wholly owning parent company) (consolidated)			eTEN, Inc. (wholly owned subsidiary) (non-consolidated)		
Fiscal year	04/3	05/3	06/3	04/3	05/3	06/3
Revenues	72,475	74,016	82,329	—	0	241
Operating income	4,152	2,826	-261	—	0	28
Ordinary income	4,853	3,681	106	—	0	28
Net income	4,384	3,709	357	—	0	16
Net income per share (yen)	1,957.23	1,630.78	162.56	—	0	10,339.78
Dividend per share (yen)	500	750	750	—	0	0
Shareholders' equity per share (yen)	42,449.21	41,332.86	43,661.41	—	49,860	60,339.78

* As eTEN, Inc. was established in March 2005, no information is listed for the fiscal year ended March 2006. Results for the fiscal year ended March 2005 were minimal.

4. Status of SKY Perfect after Share Exchange

(1) There will be no change in the company name, business, headquarters, representative, paid-in capital and fiscal year-end after the share exchange.

(2) Impact of the share exchange on consolidated and non-consolidated results of SKY Perfect will be minimal.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

SKY Perfect Communications Inc.

News Release

January 31, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Revision to Results Forecast

Based on recent business developments, SKY Perfect Communications Inc. announces a revision to the forecast interim and full-year results for fiscal 2006 (from April 1, 2006 to March 31, 2007), published on October 19, 2006. The changes are as follows:

Details

1. Revision of Results Forecast

(1) Revision of non-consolidated results forecast

Revision of forecast results for the fiscal year ending March 31, 2007 (April 1, 2006 to March 31, 2007)

(Million yen)

	Revenues	Ordinary income	Net income
Previous forecast (A)	77,000	6,000	6,000
Revised forecast (B)	76,500	7,500	6,000
Difference (B-A)	-500	1,500	—
% change	-0.6%	25.0%	—
(Reference) Business results for the fiscal year ended March 31, 2006	74,377	3,261	3,480

(2) Revision of consolidated results forecast

Revision of forecast results for the fiscal year ending March 31, 2007 (April 1, 2006 to March 31,, 2007)

(Million yen)

	Revenues	Ordinary income	Net income
Previous forecast (A)	87,500	1,000	1,500
Revised forecast (B)	86,000	2,500	2,000
Difference (B-A)	-1,500	1,500	500
% change	-1.7%	150.0%	33.3%
(Reference) Results for the fiscal year ended March 31, 2006	82,329	106	357

2. Reasons for Revision

In light of the actual results and forecasts for the number of individual subscribers, revenues on a non-consolidated basis will be revised downward by 0.5 billion yen from the previous forecast of 77.0 billion yen, to 76.5 billion yen. On a consolidated basis, revenues will be revised downward by 1.5 billion yen from the previous forecast of 87.5 billion yen, to 86.0 billion yen, taking into account both non-consolidated factors and the slow subscriber uptake of SKY PerfecTV/ HIKARI (detached home type) provided by consolidated subsidiary OptiCast Inc.

Ordinary income on a non-consolidated basis will be revised upward by 1.5 billion yen from the previous forecast of 6.0 billion yen, to 7.5 billion yen, and on a consolidated basis also by 1.5 billion yen from the previous forecast of 1.0 billion yen, to 2.5 billion yen. These revisions reflect a reduction in marketing costs associated with changed expectations for new individual subscriber figures.

The net income forecast on a non-consolidated basis will remain unchanged from the previous forecast of 6.0 billion yen, in light of the costs incurred by subsidiary reorganizations and other factors. Meanwhile, on a consolidated basis, the net income forecast will be revised upward by 0.5 billion yen from the previous forecast of 1.5 billion yen, to 2.0 billion yen, on the basis of the results and forecasts for the results of the consolidated subsidiaries.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

(Summary English Translation)

SKY PerfecTV!

Consolidated Business Results of Third Quarter for the year ending March 2007

January 31, 2007

Company Name: SKY Perfect Communications Inc.
Code No. 4795 Tokyo Stock Exchange 1st Section
(URL http://www.skyperfectv.co.jp)

*For any inquiries Representative: Masao Nito, President and Representative Director
Contact person: Katsunori Suzuki, General Manager of Finance & Accounting Dept. TEL: (03)5468-7800

1. Matters Relating to the Preparation, etc. of the Quarterly Business Results

① Adoption of Simplified Method of Accounting : None

② Changes of the method of accounting policies compared with the Most Recent Consolidated Fiscal Year: None

③ Changes in Application of Consolidation and Equity Method: Yes

Consolidated (new): 1 Equity Method (new): 9
(excluded): 0 (excluded): 0

2. Business Results for the Third Quarter of the Year Ending March 2007 (from April 1, 2006 through December 31, 2006)

(1) Progress of Business Results (Consolidated)

(amounts less than one million yen have been rounded off)

	Operating Revenue		Operating Income		Ordinary Income		Net Income for the Current Quarter (Current Period)	
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*
Third quarter of the year ending March 2007	64,003	3.9	1,883	-	2,271	-	2,575	-
Third quarter of the year ending March 2006	61,585	10.8	-1,400	-	-1,074	-	-756	-
(Reference) Year ended March 2006	82,329	11.2	-261	-	106	-97.1	357	-90.4

	Net Income per Share	Net Income per Share (fully diluted)
	(yen)	(yen)
Third quarter of the year ending March 2007	1,196.27	-
Third quarter of the year ending March 2006	-351.34	-
(Reference) Year ended March 2006	162.56	162.54

(Note)1: Percentages appearing under Operating Revenue and Operating Income, etc. for the Current Quarter represent the ratio of increase/decrease compared to the same quarter of the prior year.

2: Net Income per Share (fully diluted) for the third quarter of the year ending March 2006 has not been included since net loss has been posted for the relevant quarter.

3: Net Income per Share (fully diluted) for the third quarter of the year ending March 2007 has not been included since no dilutive share exists for the relevant quarter.

(Million yen)

Classification of Business Services, etc.	Previous Fiscal Year (Consolidated)						Current Fiscal Year (Consolidated)			
	First Quarter	Second Quarter	Third Quarter	Total of First Three Quarters	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Total of First Three Quarters
Customer management business and promotion of digital broadcasting	12,536	12,676	12,524	37,737	12,851	50,588	13,134	13,110	12,999	39,244
Business relating to broadcasting of programs	2,282	2,306	2,219	6,809	2,264	9,073	2,233	2,314	2,276	6,824
Other platform-related businesses	5,535	5,686	5,817	17,039	5,628	22,667	5,617	6,123	6,194	17,934
Total	20,354	20,669	20,561	61,585	20,744	82,329	20,985	21,547	21,470	64,003

SKY Perfect Communications Inc.

News Release

January 31, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 3Q/FY2006 (Supplemental Information)

1. Number of Subscribers

(Thousands)

	1Q-3Q/ FY2005	1Q-3Q/ FY2006	Difference	3Q/ FY2005	3Q/ FY2006
Net Addition (Total Subs.)	251	106	-145	117	30
SKY PerfecTV!	121	-22	-143	36	-16
SKY PerfecTV! 110	88	113	25	40	41
SKY PerfecTV! HIKARI *	3	13	10	2	5
Other Wired Services	39	2	-37	39	1
Total Subs. at Period-End	4,075	4,208	133	4,075	4,208
SKY PerfecTV!	3,740	3,711	-29	3,740	3,711
SKY PerfecTV! 110	291	434	143	291	434
SKY PerfecTV! HIKARI *	4	22	18	4	22
Other Wired Services	39	41	2	39	41
New Individual Subs.	407	333	-74	160	106
SKY PerfecTV!	304	205	-99	96	62
SKY PerfecTV! 110	61	110	49	23	37
SKY PerfecTV! HIKARI *	3	14	11	2	5
Other Wired Services	39	5	-34	39	2
Number of Churn (Individual Subs.	216	263	47	76	94
SKY PerfecTV!	202	235	33	71	82
SKY PerfecTV! 110	14	24	10	5	11
SKY PerfecTV! HIKARI *	0	1	1	0	0
Other Wired Services	—	4	4	0	1
Net Addition (Individual Subs.)	191	70	-121	84	11
SKY PerfecTV!	102	-30	-132	25	-20
SKY PerfecTV! 110	47	86	39	18	26
SKY PerfecTV! HIKARI *	3	13	10	2	5
Other Wired Services	39	2	-37	39	0
Individual Subs. at Period-End	3,501	3,606	105	3,501	3,606
SKY PerfecTV!	3,251	3,225	-26	3,251	3,225
SKY PerfecTV! 110	208	319	111	208	319
SKY PerfecTV! HIKARI *	4	21	17	4	21
Other Wired Services	39	41	2	39	41
Churn Rate (Individual Subs.)	8.4%	9.8%	1.4	8.8%	10.5%
SKY PerfecTV!	8.4%	9.7%	1.3	8.8%	10.1%
SKY PerfecTV! 110	9.8%	11.6%	1.8	10.1%	14.4%
SKY PerfecTV! HIKARI *	8.5%	7.7%	-0.8	9.5%	8.3%
Other Wired Services	—	12.1%	—	—	13.2%

* In April 2006, SKY Perfect Communications Inc. changed the name of its broadcasting service via FTTH from HIKARI PerfecTV! to SKY PerfecTV! HIKARI. (The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano remain under the name of HIKARI PerfecTV!)

- New individual subscribers declined 74 thousand, from 407 thousand in the third quarter of the previous fiscal year to 333 thousand, as the increase in the number of new individual subscribers to the mainstay SKY Perfect TV! and SKY Perfect TV! 110 did not match expectations and progress in subscriptions of SKYPerfect TV! HIKARI (detached home type) was slow.

- An individual churn rate rose 1.4 percentage points from the third quarter of the previous year, to 9.8%, a result principally reflecting the significant reaction following the broadcasting of the 2006 FIFA World Cup™ Germany.

- As a result, the cumulative number of individual subscribers for the third quarter of the fiscal year ending March 2007 increased 70 thousand from the end of the previous fiscal year (the end of March 2006), to 3,606 thousand.

2. Business Results

Financial Summary (From April 1 to December 31, 2006)

(Millions of Yen)

Consolidated Results	1Q-3Q/ FY2005	1Q-3Q/ FY2006	Difference	% change	3Q/ FY2005	3Q/ FY2006
Revenues	61,585	64,003	2,418	3.9%	20,561	21,470
Operating Income (Loss)	-1,400	1,883	3,284	—	-976	627
Ordinary Income (Loss)	-1,074	2,271	3,346	—	-966	919
Net Income (Loss)	-756	2,575	3,332	—	-433	1,287
Total Assets	127,754	117,560	-10,194	-8.0%	127,754	117,560
Net Asset*	92,136	88,063	-4,073	-4.4%	92,136	88,063
Net Cash from Operating Activities	-551	3,888	4,439	—	-3,257	189
Net Cash from Investing Activities	5,403	-6,566	-11,970	—	10,660	-2,010
Net Cash from Financing Activities	-2,492	-1,646	846	-34.0%	-208	249
Cash and Cash Equivalents at Period-End	34,599	35,984	1,385	4.0%	34,599	35,984

Non-Consolidated Results	1-3Q/ FY2005	1-3Q/ FY2006	Difference	% change	3Q/ FY2005	3Q/ FY2006
Revenues	55,683	56,985	1,301	2.3%	18,550	19,003
Operating Income	406	5,475	5,068	1,246.1%	-216	2,544
Ordinary Income	951	6,131	5,179	544.5%	-75	2,893
Net Income	1,320	6,027	4,706	356.3%	404	2,837
Total Asset	121,251	112,405	-8,846	-7.3%	121,251	112,405
Net Asset*	96,200	92,577	-3,622	-3.8%	96,200	92,577

* Figures for the past fiscal year results are retroactively adjusted to the newly revised accounting standard.

- Revenues increased 3.9% and 2.3% on consolidated and non-consolidated bases, respectively, mainly because of an increase in the number of subscribers compared with the same period of the previous fiscal year.

- Consolidated ordinary income was 2,271 million yen, compared with a consolidated ordinary loss of 1,074 million yen in the same period of the previous fiscal year. Although promotional expenses increased with the free broadcasting of the World Cup, marketing costs including sales incentives declined, a result of a fall in the number of new subscribers from a year earlier. Consolidated net income was 2,575 million yen, compared with a consolidated net loss of 756 million yen a year ago.

- With respect to consolidated cash flow, net cash from operating activities was 3,888 million yen, compared with -551 million yen in the same period of the previous fiscal year. This result was primarily attributable to an increase in net income and the disappearance of gains on the sale of investment securities that were generated in the same period of the previous year. Net cash from investing activities was -6,566 million yen compared with a positive result of 5,403 million yen in the third quarter of the previous fiscal year. Major factors for the decrease were the disappearance of gains on the sale and redemption of securities that were posted a year ago and an increase in expenditures for the acquisition of software in the quarter under review. Net cash from financing activities was -1,646 million yen, as we paid dividends although we did not conduct any share buybacks. As a result, cash and cash equivalents at the end of the quarter under review rose 1,385 million yen from the same period of the previous fiscal year, to 35,984 million yen.

3. Revision of Results Forecast of FY 2006 Ending March 2007

(Millions of Yen)

	Previous Forecast	Revised Forecast	Difference	% change
New Individual Subs. (Thousands)	530	470	-60	-11.3%
Net Addition in Individual Subs. (Thousands)	189	121	-68	-36.0%
Individual Subs. at Period-End (Thousands)	3,725	3,657	-68	-1.8%
Total Subs. at Period-End (Thousands)	4,295	4,227	-68	-1.6%
Churn for Individual Subs.	9.4%	9.7%	0.3	—
Consolidated Results				
Revenues	87,500	86,000	-1,500	-1.7%
Ordinary Income	1,000	2,500	1,500	150.0%
Net Income	1,500	2,000	500	33.3%
Non-Consolidated Results				
Revenues	77,000	76,500	-500	-0.6%
Ordinary Income	6,000	7,500	1,500	25.0%
Net Income	6,000	6,000	—	—
Dividend per Share for the FY	750yen	750yen	—	—

We have revised our previous full-term results forecast for the fiscal year ending March 31, 2007, which was announced in October 19, 2006. The revision was made in light of our performance in the third quarter.

We have revised our forecast for new individual subscribers from 530 thousand in the previous forecast, to 470 thousand, and the churn rate from 9.4% to 9.7%, given the actual results up to the third quarter.

In light of the actual results and forecasts for the number of individual subscribers, revenues on a non-consolidated basis will be revised downward by 0.5 billion yen from the previous forecast of 77.0 billion yen, to 76.5 billion yen. On a consolidated basis, revenues will be revised downward by 1.5 billion yen from the previous forecast of 87.5 billion yen, to 86.0 billion yen, taking into account both non-consolidated factors and the slow subscriber uptake of SKY PerfecTV! HIKARI (detached home type) provided by consolidated subsidiary OptiCast Inc.

Ordinary income on a non-consolidated basis will be revised upward by 1.5 billion yen from the previous forecast of 6.0 billion yen, to 7.5 billion yen, and on a consolidated basis also by 1.5 billion yen from the previous forecast of 1.0 billion yen, to 2.5 billion yen. These revisions reflect a reduction in marketing costs associated with changed expectations for new individual subscriber figures.

The net income forecast on a non-consolidated basis will remain unchanged from the previous forecast of 6.0 billion yen, in light of the costs incurred by subsidiary reorganizations and other factors. Meanwhile, on a consolidated basis, the net income forecast will be revised upward by 0.5 billion yen from the previous forecast of 1.5 billion yen, to 2.0 billion yen, on the basis of the results and forecasts for the results of the consolidated subsidiaries.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399






SKY PerfecTV!

Financial Summary of 3Q/FY2006 and Our Business Strategy

February 2007
SKY Perfect Communications Inc.



Section I

Financial Summary of 3Q/FY2006

Summary of Consolidated Statement of Income



(Millions of Yen)

	1-3Q/ FY05	1-3Q / FY06	Difference	3Q/ FY05	3Q/ FY06	Difference
Number of New Individual Subs. (thousands)	407	**333**	-73	160	**106**	-55
Number of Individual Subs. at Period-End (thousands)	3,501	**3,606**	+105	3,501	**3,606**	+105
Revenues:	61,585	**64,003**	+2,418	20,561	**21,470**	+908
Subscriber-Related Revenues	37,737	**39,244**	+1,507	12,524	**12,999**	+474
Transmission-Related Revenues	6,809	**6,824**	+15	2,219	**2,276**	+56
Other Fees and Revenues	17,039	**17,934**	+895	5,817	**6,194**	+377
Operating Expenses	62,986	**62,120**	-866	21,538	**20,842**	-695
Operating Income	-1,400	**1,883**	+3,284	-976	**627**	+1,604
Ordinary Income	-1,074	**2,271**	+3,346	-966	**919**	+1,885
Net Income	-756	**2,575**	+3,332	-433	**1,287**	+1,720
Retained Earnings at Period-End	3,514	**5,579**	+2,065	3,514	**5,579**	+2,065
Total Dealing Amount of Subscription Fees and Others	104,393	**106,274**	+1,881	34,627	**35,166**	+539
EBITDA	2,489	**6,293**	+3,804	814	**2,191**	+1,377
EBITDA Margin	4.0%	**9.8%**	+5.8	4.0%	**10.2%**	+6.2

Results of Consolidated Subsidiaries for the 1-3Q/FY2006



(Millions of Yen)

Company Name	SKY Perfect Communications (Non-Consolidated)	Data Network Center	SKY Perfect Marketing	Samurai TV	Pay Per View Japan	OptiCast	Cable Television Adachi	SKY Perfect Well Think	Others*1*2 / Eliminations	Consolidated
Major Area of Business		Customer Management	STB Rental Service	Broadcasting	Broadcasting	Content Distribution Services	Cable Television	Contents Development and Investments		
% Shareholdings	–	51.0%	51.0%	80.3%	65.0%	100.0%	77.3%	100.0%	–	–
Revenues	**56,985**	**12,410**	**2,319**	**889**	**11,065**	**1,079**	**2,364**	**520**	**-23,630**	**64,003**
Ordinary Income	**6,131**	**743**	**-691**	**-51**	**328**	**-3,602**	**359**	**-248**	**-695**	**2,271**
Net Income (Loss)	**6,027**	**731**	**-691**	**-52**	**156**	**-2,817**	**214**	**-249**	**-743**	**2,575**

*1 Others include SKY Perfect Mobile, Information Network Koriyama, CS Now , Japan MediArk and other companies that has minor impact on consolidated financial results.
*2 There are seven equity-method companies including System Create Inc., J SPORTS Broadcasting Corporation, Nikkatsu Corporation, Chugoku-Monogatari Inc.


Number of New Subscribers and Churn Rate (1-3Q/FY2006)
(Thousands)
Free antenna installation campaign (Apr. to Dec. 2005)
2006 FIFA World Cup Germany (Jun. to Jul. 2006)
Season-End of Professional Baseball (Sep.)
Apr. May Jun Jul. Aug Sep Oct Nov. Dec.
5
© 2007 SKY Perfect Communications Inc., All Rights Reserved


ARPU (CS124/128 + CS110)
Subscription Fee per Subscriber
Subscriber-Related Revenues per Subscriber
6
© 2007 SKY Perfect Communications Inc., All Rights Reserved


SAC (CS124/128 + CS110)
Total SAC
(Millions of Yen)
14,240
4,950
3,900
5,389
11,214
1,762
4,268
2,059
3,125
1Q-3Q/FY2005
1Q-3Q/FY2006
Sales Incentives
Promotional expenses
Advertising expenses
Expenses Relating Free Broadcasting
SAC per Subscriber
(Yen)
39,051
13,376
10,896
14,779
30,047
13,668
6,546
9,833
1Q-3Q/FY2005
1Q-3Q/FY2006
Sales Incentives
Promotional expenses
Advertising expenses
*1 Expenses paid by SKY Perfect Communications and SKYPerfect Marketing.
*2 Public relations costs are excluded from advertising expenses.
*3 Expenses relating free broadcasting is excluded from SAC per subscriber.
7
© 2007 SKY Perfect Communications Inc., All Rights Reserved

Summary of Consolidated Balance Sheets



(Millions of Yen)

	March 2006	September 2006	December 2006
Current Assets	58,917	62,556	**60,828**
Fixed Assets	74,253	57,799	**56,732**
Total Assets	133,171	120,355	**117,560**
Current Liabilities	25,848	28,347	**26,137**
Fixed Liabilities	8,505	3,352	**3,359**
Total Liabilities	34,353	31,699	**29,496**
Common Stock	50,083	50,083	**50,083**
Capital Surpluses	43,995	43,995	**43,995**
Earned Surpluses	4,628	4,291	**5,579**
Treasury Stock	-10,282	-10,282	**-10,282**
Total Shareholders' Equity	88,425	88,088	**89,376**
Unrealized Gains (Losses) on Securities	5,574	-4,032	**-5,366**
Stock Option	—	—	**2**
Minority Interests	4,818	4,599	**4,051**
Net Assets	98,817	88,656	**88,063**
Total Assets and Net Assets	133,171	120,355	**117,560**

* March figures are retroactively adjusted to the newly revised accounting standards.

Summary of Consolidated Cash Flows



(Millions of Yen)

	FY05/1-3Q	FY06/1-3Q	Difference
Net Cash from Operating Activities	-551	3,888	4,439
Net Cash from Investing Activities	+5,403	-6,566	-11,970
Net Cash from Financing Activities	-2,492	-1,646	846
Effect of Exchange Rate Changes	+0	-0	-0
Net Increase (Decrease) in Cash and Cash Equivalents	+2,359	-4,326	-6,686
Cash and Cash Equivalents at Period-End (A)	34,599	35,984	1,385
Cash and Negotiable Securities at Period-End (B)	36,599	39,183	2,583
Total Amount of Fund ((B)+Securities for Financial Instruments)	59,955	56,806	-3,149



Section II

Business Strategies

Revision of Business Results Forecast for FY2006



Number of Subscribers

(Thousands)

	Original Forecast	Revised Forecast
New Individial Subs. *1	530	470
Net Increase	189	121
Individual Subs. at Fiscal Year-End	3,725	3,657
Total Subs. at Fiscal Year-End	4,295	4,227

Annualized Churn Rate (Individual Subscribers)

Original Forecast	Revised Forecast
9.4%	9.7%

Business Results Forecast

FY2006	Consolidated			Nonconsolidated		
	Original Forecast	Revised Forecast	Difference	Original Forecast	Revised Forecast	Difference
Revenues	87,500	86,000	-1,500	77,000	76,500	-500
Ordinary Income	1,000	2,500	+1,500	6,000	7,500	+1,500
Net Income	1,500	2,000	+500	6,000	6,000	+0

*1 Forecast of the number of new individual subscribers is changed to 470 thousand.
(SKY PerfecTV! : 260 thousands, e2 by SKY PerfecTV!: 180 thousands, Wired services: 30 thousands)

*2 Forecast for annual dividends is unchanged at ¥750.

Business Combination with JSAT


2006
2007
Oct. 26
Jan. 11
Feb. 9
Early Mar.
Apr. 2
Basic agreement
Conclusion of the share transfer agreement
Extraordinary Shareholders' Meeting
Authorization of Tokyo Stock Exchange for the listing of the shares of the SKY Perfect JSAT Corporation
Issuance of new mid-term strategy
Incorporation of and listing of the shares of SKY Perfect JSAT Corporation


Change in the Breakdown of
the New Individual Subscribers
In areas where multiple SKY PerfecTV! services are provided, newer services are gaining popularity
Example: Breakdown of the New Individual Subscribers
in the SKY PerfecTV!/HIKARI Service Area (Tokyo)
14%
18%
68%
26%
47%
27%
December 2005
December 2006
SKY PerfecTV!
SKY PerfecTV! 110
SKY PerfecTV! HIKARI
13
© 2007 SKY Perfect Communications Inc. All Rights Reserved

J.LEAGUE Project



Live Broadcasting of all J.LEAGUE Games
Watch the home games at stadium. Watch the away games at home



- Utilize the broadcasting rights of all 620 games from season 2007 to season 2011 including J1 and J2 league games and J1/J2 relegation play-offs. Live broadcast of all the games on SKY PerfecTV! and e2 by SKY PerfecTV! Two of which broadcasted on e2 by SKY PerfecTV! are high-definition.
- Support J.LEAGUE's One Hundred Year Vision as an official broadcasting partner.

SKY PerfecTV! & SKY PerfecTV! HIKARI	
J.League Live DX	¥2,980/month
J1 Live	¥2,580/month
J2 Live	¥1,580/month
e2 by SKY PerfecTV!	
J.League Selection	¥2,500/month

(all including tax)

- Implement an area marketing under tie-up with each of the club teams aiming to increase number of audience coming to stadium (about 470 thousand household every year) by 20% over five years and win subscription of J.LEAGUE genre set from 40% of the increased number of audience.
- Positioning J.LEAGUE games as a flagship content of SKY PerfecTV! services, SKY Perfect is distinguishing contents to invest from others and planning to improve the balance of revenue and expenses relating to own contents.

Consolidation of eTEN, Inc.



- Consolidate eTEN, Inc., which took over e-tenki business from SPACE SHOWER NETWORKS INC., through share exchange.
- Bolster SKY Perfect's platform function.
  - Operation of a weather channel
  - Providing weather information on its promotion channels
  - Providing news flashes at times of natural disasters


Current status
SPACE SHOWER
e-tenki business
100% shareholding
Outsourcing of program production
eTEN
Process of consolidation
SKY Perfect Communications
Share exchange
100% shareholding
SPACE SHOWER
e-tenki business
Handover
eTEN
e-tenki business

Advance-Call Pay Per View Service



Commenced an Advance-Call Pay Per View Service with which subscribers can sign up for PPV programs without connecting STB to telephone line.

Channel coverage: POWER PLATS (Ch. 100 and 101) and Perfect Choice (Ch. 161 and 162)
Programs: Selected Western and Japanese movies
Day of broadcast: Saturdays and Sundays
Application period: From the prior Monday to the day before broadcast
Please Apply for: SKY PerfecTV! Customer Center
Tel. 0570-039-888 (10:00 to 20:00)
A dedicated phone number for Advance-Call Pay Per View Service is opening soon.


Examples of movie programs provided in Advance-Call Pay Per View Service
The Da Vinci Code
(c) 2006 COLUMBIA PICTURES INDUSTRIES INC. ALL RIGHTS RESERVED
Memories of Matsuko
(c) 2006 Production Committee of Memories of Matsuko
Daisy
Hotel Rwanda


Multi-Room Viewing – WILLCOM –
■ Offer multi-room viewing using WILLCOM's W-ZERO3 handset and Slingbox
■ Offer multi-room viewing using SONY's "Location Free" System
Internet
TV Box of "Location Free"
TV Box of "Location Free"
Base Station of "Location Free"
17
© 2007 SKY Perfect Communications Inc. All Rights Reserved


Enhancing Customer Service and Prevention of Churn
■ "Support Your Moving" Campaign (from Feb. to May 2007)
Provide a viewing coupon at ¥9,450, equivalent to antenna installation fee, to SKY PerfecTV! and e2 by SKY PerfecTV! subscribers with the intention to order antenna relocation to prevent churn due to subscribers' moving houses
■ Friendly Calls
Make outbound calls to subscribers with subscription experience of first three month to check on their satisfaction levels and to introduce the programs of their interest
■ SKY PerfecTV! Premium Reserve Seat
Give away the tickets to hot movies and premium events
PREMIUM
RESERVE SEAT
■ Enhancement of Web Customer Center
18
© 2007 SKY Perfect Communications Inc. All Rights Reserved


Development of 110-Degree CS Digital Broadcasting Service
The shipments for equipments compatible with terrestrial digital broadcasting for 2006 is 8.93 million*.
* Statistics by Japan Electronics and Information Technology Industries Association released in Jan. 2007
Monthly new subscribers in FY2006 is as follows.
Number of New SKY PerfecTV! 110 Subscribers
(Thousands)
16
14
12
10
8
6
4
2
0
FY2006
FY2005
FY2004
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
19
© 2007 SKY Perfect Communications Inc., All Rights Reserved


e2 by SKY PerfecTV! –New Service Name–
"SKY PerfecTV! 110" has changed its name to "e2 by SKY PerfecTV!" to distinguish itself from "SKY PerfecTV!" service and enhance the promotion.
Service logo
e2 by スカパー!
Because tuner is built in digital TV sets, users of digital TV sets can easily enter into subscriptions and enjoy a wide variety of programs. (easy entry & easy entertainment)
Subscription Promotion Campaign (Feb. to Apr. 2007)
a. New subscribers of the service can get ¥5,000 cash back when they buy TV sets, DVD player or new BS 110-degree antenna comparable for CS broadcasting at the time of subscription.
b. When new customer sign up for three-month subscription of STAR CHANNEL BS+HV+Classic at the time of subscription, they can get one month subscription for free (¥1,890 value).
20
© 2007 SKY Perfect Communications Inc., All Rights Reserved

High Definition Broadcasting on e2 by SKY PerfecTV!



■ **Easier entry to HD channels due to deregulations**

Japan's Ministry of Internal Affairs and Communications are considering making changes in law and ministerial orders so that entry to operation of new HD channels would be easier in accordance with the report of a deliberation council on future of satellite broadcasting.

■ **HD Broadcasting on e2 by SKY PerfecTV! in FY2007**

In addition to existing two HD channels, STAR CHANNEL HV (Ch. 888) and SKY PerfecTV! Hi-Vision, introduction of three to five new HD channels is planned in FY 2007.

SKY PerfecTV! HIKARI –Condominiums–

- Steady growth in number of new contracts and subscription (about 60% success rate in new condominiums in the service area)
- Plan to introduce a lower price for initial charge aiming to enhance sales activities toward real-estate management firms
- Strong expectations for gaining subscriptions in coming moving season (end-of-fiscal-year season)

Number of subscribers

(Thousands)

160.0 140.0 120.0 100.0 80.0 60.0 40.0 20.0 0.0

Number of households within properties that have approved service provision

Number of households within properties currently receiving service

Of multichannel broadcasting service subscribers

16.2 thousands


SKY PerfecTV! HIKARI –Detached Homes--
Full-fledged implementation of marketing, such as sales promotion at NTT and home appliance stores, telephone marketing and about 100 door-to-door sales task force.
Conducted a joint sales promotion with NTT from Oct. 2006 through year-end shopping season
Though number of subscription is increasing, it did not reach the original target.
Number of subscribers
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,461
06/4
5
6
7
8
9
10
11
12
Number of new subscribers
Cumulative number of subscribers
23
© 2007 SKY Perfect Communications Inc., All Rights Reserved


SKY PerfecTV! HIKARI
and Other Wired Services
Currently provide SKY PerfecTV! HIKARI services in Tokyo, Osaka and Nagoya Metropolitan Area by using NTT's optical fiber networks. Expansion in suburban areas of Tokyo, such as Saitama, is planned.
Also providing Other Wired Services in local areas.
Tokyo
Saitama
Chiba
Tokyo Metropolitan Area
More than 50% success rate in new condominiums in Tokyo's 23 wards
Further expanding service areas
Information Network Koriyama
(Started SKY PerfecTV! HIKARI service in October 2006)
Achi-Mura, Nagano
(channel lease)
Fukuyama-Shi, Hiroshima
(use power company's optical fiber networks)
Cable television Adachi
(Digitalization in trans modulation method)
Osaka Area
Nagoya Area
24


IP Broadcasting --Equity investments and business developments--
Broadcasting using Radio Frequency
Broadcasting using Internet Protocol
Broadcasters
Optics Inc.
(100% ownership)
I-Cast, Inc.
10% equity investment
VOD services
VOD aggregator
ITOCHU Corporation
VOD service provider
On Demand TV, Inc.
Systems
OptiCast Inc.
(100% ownership)
Customer management and billing
DNCC Corp.
(51% ownership)
NTT Marketing Act
Increased equity investment from 0.17% to 5.0%
Sales and marketing activities
OptiCast Marketing Inc.
(51% ownership)
On Demand TV, Inc.
25
© 2007 SKY Perfect Communications Inc. All Rights Reserved


General Notes to This Material
Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise.
"Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.
Number of Subscribers
Number of Individual Subscribers
Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.
Number of Total Registrations:
The total numbers of provisional subscribers before executing Pay-Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.
"Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.
EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.
Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.
<For any Inquiries about this material or investor relations of our company>
SKY Perfect Communications Inc. PR & IR Department
(E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)
26
© 2007 SKY Perfect Communications Inc. All Rights Reserved

SKY Perfect Communications Inc.

News Release

February 2, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of January 2007

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of January 2007.

TOTAL*	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	52,591	42,794
Churn	44,711	33,971
Churn Rate*[3]	12.7%	11.3%
Net Increase	7,880	8,823
Cumulative Total	**4,216,037**	**3,614,832**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	20,522	21,738
Churn	31,861	29,959
Churn Rate*[3]	10.3%	11.1%
Net Increase	-11,339	-8,221
Cumulative Total	**3,699,348**	**3,216,561**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	29,972	18,711
Churn	12,230	3,394
Churn Rate*[3]	33.8%	12.8%
Net Increase	17,742	15,317
Cumulative Total	**451,839**	**334,556**
Cumulative Total of DTH Services	**4,151,187**	**3,551,117**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	1,591	1,622
Churn	177	175
Churn Rate*[3]	9.6%	9.8%
Net Increase	1,414	1,447
Cumulative Total	**23,482**	**22,809**

Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	506	723
Churn	443	443
Churn Rate*[3]	12.9%	13.1%
Net Increase	63	280
Cumulative Total	**41,368**	**40,906**
Cumulative Total of Wired Broadcasting Services	**64,850**	**63,715**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of January 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	700	1,018
Number of households*[8]	79,249	83,696

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

February 9, 2007

JSAT Corporation

Kiyoshi Isozaki, President & CEO, Representative Director

(Code Number: 9442, First Section of Tokyo Stock Exchange)

Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager

TEL: 03-5219-7778

SKY Perfect Communications Inc.

Masao Nito, President and Representative Director

(Code Number: 4795, First Section of Tokyo Stock Exchange)

Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager

TEL: 03-5468-9400

Notice Regarding Allocation and Issuance of Stock Acquisition Rights Accompanying the Share Transfer

JSAT Corporation (President & CEO: Kiyoshi Isozaki; Headquarters: Chiyoda-ku, Tokyo; "JSAT") and SKY Perfect Communications Inc. (President and Representative Director: Masao Nito; Headquarters: Shibuya-ku, Tokyo; "SKY Perfect") are pleased to announce that, following a resolution approving the share transfer plan at an extraordinary shareholders' meeting for both companies held today, JSAT and SKY Perfect have finalized the allocation and issuance of stock acquisition rights for SKY Perfect JSAT Corporation ("SKY Perfect JSAT"), the holding company established through the share transfer. These new stock acquisition rights will be issued in lieu of the existing stock acquisition rights to each holder of the existing stock acquisition rights as follows upon the share transfer, as per the Notice regarding the Preparation of a Share Transfer Plan and the Conclusion of a Share Transfer Agreement released by both companies on January 11, 2007.

The following details are now provided as supplementary information to the announcement made on January 11, 2007.

Details

Provided in the table below and the attachment are the details of the existing JSAT and SKY Perfect stock acquisition rights in question, the type and number of shares regarding stock acquisition rights to be issued by SKY Perfect JSAT in lieu of the existing stock acquisition rights, the amount to be invested on exercise of the stock acquisition rights, and the exercise period for stock acquisition rights.

Name of Stock Acquisition Rights Already Issued	Number of Stock Acquisition Rights	Amount to be Invested upon Exercise of Stock Acquisition Rights	Exercise Period for Stock Acquisition Rights	Name of Stock Acquisition Rights	No. of Stock Acquisition Rights (Equivalent no. of common shares)
First stock acquisition rights of SKY Perfect	1,644	105,436 yen	Dec. 1, 2004 to Nov. 30, 2008	First stock acquisition rights of SKY Perfect JSAT	1,644 (1,644 shares)
Second stock acquisition rights of SKY Perfect	2,909	152,000 yen	April 1, 2006 to March 31, 2010	Second stock acquisition rights of SKY Perfect JSAT	2,909 (2,909 shares)
Third stock acquisition rights of SKY Perfect	1,158	126,105 yen	Dec. 1, 2006 to Nov. 30, 2010	Third stock acquisition rights of SKY Perfect JSAT	1,158 (1,158 shares)
Fourth stock acquisition rights of SKY Perfect	2,522	85,953 yen	Aug. 1, 2007 to July 31, 2011	Fourth stock acquisition rights of SKY Perfect JSAT	2,522 (2,522 shares)
Fifth stock acquisition rights of SKY Perfect	1,180	70,256 yen	Oct. 1, 2008 to Sept. 30, 2012	Fifth stock acquisition rights of SKY Perfect JSAT	1,180 (1,180 shares)
First stock acquisition rights of JSAT	1,000	464,387 yen	July 1, 2005 to June 30, 2008	Sixth stock acquisition rights of SKY Perfect JSAT	1,000 (4,000 shares)
Second stock acquisition rights of JSAT	1,000	340,150 yen	July 1, 2005 to June 30, 2009	Seventh stock acquisition rights of SKY Perfect JSAT	1,000 (4,000 shares)
Fourth stock acquisition rights of JSAT	300	308,600 yen	July 1, 2007 to June 30, 2011	Eighth stock acquisition rights of SKY Perfect JSAT	300 (1,200 shares)
Fifth stock acquisition rights of JSAT	1,200	308,600 yen	Dec. 22, 2008 to June 30, 2011	Ninth stock acquisition rights of SKY Perfect JSAT	1,200 (4,800 shares)
Total	12,913				12,913 (23,413 shares)

*1 With respect to type and number of shares regarding the stock acquisition rights to be issued by SKY Perfect JSAT, taking into account the exchange ratio in the share transfer plan, one common share of SKY Perfect JSAT will be acquired for each stock acquisition right in case of the first through fifth stock acquisition rights, and four common shares of SKY Perfect JSAT will be acquired for each stock acquisition right in case of the sixth through ninth stock acquisition rights.

*2 The number of each stock acquisition rights issued by the companies is as of February 9, 2007 and is subject to change by exercise of the rights thereafter. With this exercise, the number of stock acquisition rights to be issued by SKY Perfect JSAT in lieu of the existing stock acquisition rights will be subject to change accordingly. In addition, whereas the number of stock acquisition rights initially issued for the fourth stock acquisition rights of SKY Perfect was 2,599, this number has now decreased with the retirement of one recipient, reducing the number by 77 to a current total of 2,522.

*3 Some changes have been made to the exercise periods for stock acquisition rights. Please refer to the separate schedule for details pertaining to the exercise periods for SKY Perfect JSAT stock acquisition rights.

---

* For inquiries:

JSAT Corporation

Corporate Communications & Investor Relations Division

TEL: 03-5219-7778 FAX: 03-5219-7876

SKY Perfect Communications Inc.

Public Relations and Investor Relations Department

TEL: 03-5468-9400 FAX: 03-5468-9399

(Reference)

Details of First Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name
SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights
1,644 units
This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of First Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights
1,644 shares of common stock in the Company
The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").
In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.
The Exercise Price shall be 105,436 yen.
If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".
If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights
From April 2, 2007 to November 30, 2008

6. Conditions of exercising stock acquisition rights
(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder

loses his or her position as a director or an employee of the Company, *provided*, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;

(iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;

(iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;

(v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(c) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (c) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).

a. Commencement date of inheritance;

b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);

c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.

a. A certified copy of the removal of the SAR Holder;

b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;

c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;

d. Other documents that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock

company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Details of Second Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

2,909 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Second Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

2,909 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 152,000 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From April 2, 2007 to March 31, 2010

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder

loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;

(iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;

(iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;

(v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(c) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (c) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).

a. Commencement date of inheritance;

b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);

c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.

a. A certified copy of the removal of the SAR Holder;

b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;

c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;

d. Other documents that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock

company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Details of Third Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

1,158 units

This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Third Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

1,158 shares of common stock in the Company

The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").

In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.

The Exercise Price shall be 126,105 yen.

If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From April 2, 2007 to November 30, 2010

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder

loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;

(iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;

(iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;

(v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

(i) Holders of stock acquisition rights may exercise half of the rights allocated from April 2, 2007 to November 30, 2007.

(ii) Holders of stock acquisition rights may exercise all rights allocated from December 1, 2007 to November 30, 2010.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(d) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).

a. Commencement date of inheritance;

b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);

c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.

a. A certified copy of the removal of the SAR Holder;

b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;

c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;

d. Other ducuments that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share

transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Details of Fourth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name

SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights

2,522 units
This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Fourth Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights

2,522 shares of common stock in the Company
The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").
In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights

The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.
The Exercise Price shall be 85,953 yen.
If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".
If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights

From August 1, 2007 to July 31, 2011

6. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder

loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;

(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;

(iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;

(iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;

(v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.

(i) Holders of stock acquisition rights may exercise half of the rights allocated from August 1, 2007 to July 31, 2008.

(ii) Holders of stock acquisition rights may exercise all rights allocated from August 1, 2008 to July 31, 2011.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(d) [Succession of Stock Acquisition Rights]

(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.

(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).

a. Commencement date of inheritance;

b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);

c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).

(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.

a. A certified copy of the removal of the SAR Holder;

b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;

c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;

d. Other ducuments that the Company specifies.

(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s successor)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Details of Fifth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Corporate name
SKY Perfect JSAT Corporation (the "Company")

2. Total number of stock acquisition rights
1,180 units
This is the scheduled number of the total number of stock acquisition rights to be allocated, and the Company shall deduct the number of Fifth Series Stock Acquisition Rights issued by SKY Perfect Communications Inc. exercised before the day immediately prior to the Company's incorporation date.

3. Number of shares to be acquired upon exercise of the stock acquisition rights
1,180 shares of common stock in the Company
The number of shares of common stock of the Company to be acquired upon exercise of each stock acquisition right shall be one share of common stock in the Company (the "Number of Shares per SAR").
In the case of a stock split or stock consolidation by the Company, the Number of Shares per SAR shall be adjusted using the following formula.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

If the Company carries out a gratis allotment of shares, if it carries out a merger, company split, share for share exchange or share transfer (collectively, "Merger, etc."), or any other adjustment of the Number of Shares per SAR is required, the Company may adjust the Number of Shares per SAR to the extent deemed reasonably necessary taking into account terms and conditions of the gratis allotment of shares or the Merger, etc. Any fraction of a share resulting from any adjustments above shall be rounded down to the nearest whole share.

4. Amount of assets to be contributed upon exercise of stock acquisition rights
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be obtained by multiplying the amount to be paid per share upon exercise of stock acquisition rights ("Exercise Price") by the Number of Shares per SAR.
The Exercise Price shall be 70,256 yen.
If the Company carries out a stock split or stock consolidation with respect to the shares in the Company, the Exercise Price mentioned above shall be adjusted using the following formula according to the ratio of stock split or stock consolidation, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If the Company issues new shares or disposes of treasury stocks at a price that is less than the market price with respect to the shares in the Company (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), conversion or exercise of stock acquisition rights which allow to request delivery of securities to be or that may be converted to shares of the Company or shares of the Company (including stock acquisition rights attached to bonds with stock acquisition rights) and including gratis allotment of shares), the abovementioned Exercise Price per share shall be adjusted using the following formula, and any fraction of a yen after such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise price per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".
If the Company carries out the Merger, etc. or when the Exercise Price above requires any other adjustment, the Company may adjust the Exercise Price to a reasonable extent taking into consideration the conditions of the Mergers, etc.

5. Exercise period of stock acquisition rights
From October 1, 2008 to September 30, 2012

6. Conditions of exercising stock acquisition rights
(a) Any person who is allocated stock acquisition rights (an "SAR Holder") may exercise them even after the holder

loses his or her position as a director or an employee of the Company, provided, that if any of the followings applies to such SAR Holder, he or she may not exercise stock acquisition rights thereafter.

(i) A director is removed, or an employee is dismissed under instruction or for disciplinary reasons;
(ii) A director or an employee acts in a way that is hostile to the Company or harms the interest of the Company such as becomes a director, corporate auditor, employee, advisor, contract employee, consultant or the like of a company in competition with the Company. This shall apply only when such act is made with the intention of acting hostile towards the Company or harming the interest of the Company;
(iii) An SAR Holder is subject to imprisonment without labor or heavier penalties;
(iv) Any event that should be a reason for dismissal under instruction or disciplinary action of an employee that is revealed after his or her retirement;
(v) An SAR Holder transfers, pledges, creates as security, or otherwise disposes of the allocated stock acquisition rights to any third party.

(b) Holders of stock acquisition rights may exercise all or part of stock acquisition rights allocated in accordance with (i) or (ii) below. Any fraction of a stock acquisition right for the number of exercisable stock acquisition rights shall be rounded up to the nearest whole unit.
(i) Holders of stock acquisition rights may exercise half of the rights allocated from October 1, 2008 to September 30, 2009.
(ii) Holders of stock acquisition rights may exercise all rights allocated from October 1, 2009 to September 30, 2012.

(c) Any SAR Holder may not split one stock acquisiton right and exercise that right.

(d) [Succession of Stock Acquisition Rights]
(i) If an SAR Holder dies, his or her successor may exercise the stock acquisition rights in accordance with provision of this item (d) unless before his or her death the SAR Holder gave the Company a written notice stating that the holder does not wish his or her successor to exercise the stock acquisition rights. When an SAR Holder dies, the conditions described in (a) and (b) above shall not be applied.
(ii) When succeeding stock acquisition rights, promptly after commencement of inheritance the successor of an SAR Holder must notify the Company in writing of the following matters in the form prescribed by the Company, signed and sealed by all the successors (only with registered seals, but non-Japanese successors may use their signatures instead of seals).
  a. Commencement date of inheritance;
  b. Names and addresses of all the successors (in case of successors residing outside of Japan, their contact information within Japan);
  c. Name of the successor who will succeed the stock acquisition rights and the number of stock acquisition rights to be succeeded (there may be no fractions of a stock acquisition rights).
(iii) The successor of an SAR Holder must submit the following documents to the Company when notifying of the matters set out in (ii) above.
  a. A certified copy of the removal of the SAR Holder;
  b. A certified copy of the family register or the like proving that persons who signed and sealed the form described in (ii) above are all the successors of the holder of stock aqcuisition rights;
  c. Certificates of seal registration (or for non-Japanese successors proof of signature) of all the successors of the holder of stock aqcuisition rights;
  d. Other ducuments that the Company specifies.
(iv) If a successor who succeeded stock acquisition rights of an SAR Holder dies, it shall be handled as if an SAR Holder has died, and the same applies thereafter.

7. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen. The amount of capital reserves to be increased in such case shall be the abovementioned maximum amount of capital increase less the amount of stated capital to be increased.

8. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company.

9. Causes of acquisition of stock acquisition rights

(a) If a proposal for the approval of a merger agreement under which the Company becomes a dissolved company is approved, a proposal for the approval of a company split agreement where the split division is succeeded by another existing company (*kyushu bunkatsu*) or a company split plan where a new company is incorporated (*shinsetsu bunkatsu*), or a proposal for the approval of a share for share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary is approved at the Company's shareholders' meeting (or a board of directors meeting, if a resolution of a shareholders' meeting is not required), the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) The Company may acquire all or part of the stock acquisition rights at no cost on the date separately determined by board of directors of the Company. When aquiring part of stock acquisition rights, the portion to be acquired shall be resolved by the board of directors of the Company.

10. Issue of stock acquisition rights upon the Company's merger (only when the Company is dissolved as a result of merger), company split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), share for share exchange or share

transfer and the conditions thereof

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), stock acquisition rights of the surviving joint-stock company after merger, the incorporated joint-stock company upon merger, the joint-stock company succeeding all or part of the rights and obligations of the joint-stock company conducting the *kyushu bunkatsu* related to the business, the joint-stock company incorporated upon *shinsetsu bunkatsu*, the joint-stock company succeeding all the issued shares of the joint-stock company conducting a share for share exchange, or the joint-stock company incorporated upon share transfer (collectively "Reorganized Company") shall be delivered using the following manner. This shall apply only if the Company's shareholders' meeting approves the merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of each stock acquisition right
To be determined in accordance with Section 3 above taking into consideration the conditions of the Reorganization.

(d) Amount of assets to be contributed upon exercise of each stock acquisition right
The object contributed in exercising stock acquisition rights must be cash, the amount of which shall be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization.

(e) Exercise Period of Stock Acquisition Rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 5 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 5 above.

(f) Matters on Stated Capital and Capital Reserves to be Increased upon Issuance of Shares by Exercise of Stock Acquisition Rights
To be determined in accordance with Section 7 above.

(g) Restrictions on the Acquisition by Transfer of Stock Acquisition Rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Other Conditions of Exercising Stock Acquisition Rights and Causes for Acquisition of Stock Acquisition Rights
To be determined in accordance with Sections 6 and 9 above.

11. Issue of stock acquisition right certificates

Stock acquisition right certificates shall not be issued.

12. Handling of fractional shares

If the number of shares delivered to a SAR Holder who exercised stock acquisition rights is a fraction of a whole share, the fraction of a share shall be rounded down to the nearest whole share.

13. Location to submit exercise notice of stock acquisition rights

Head office of the Company

14. Payment location upon exercise of the stock acquisition rights

Mizuho Corporate Bank Ltd., Otemachi Corporate Banking Division (or an applicable branch of Mizuho Corporate Bank Ltd.'s bridge bank)

15. Total issuable shares of the Company

14,500,000 shares

16. Name, address and business office of the shareholder register administrator of the Company

(i) Shareholder Register Administrator
Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(ii) Business Handing Location of Shareholder Register Administrator
Head Office Securities Agency Department of Mizuho Trust & Banking Co., Ltd.
1-2-1 Yaesu, Chuo-ku, Tokyo

(iii) Agency Location of Shareholder Register Administrator
Branch offices of Mizuho Trust & Banking Co., Ltd. within Japan
Head office and branch offices of Mizuho Investors Securities Co., Ltd.

17. Handling of interpretation of terms and conditions and other measures

If certain provisions under these terms and conditions should be read differently, the Company may take necessary measures in any manner it deems appropriate such as amendments to the terms and conditions provided herein in accordance with the provisions of the Corporation Law and the objectives of the stock acquisition rights.

Details of Sixth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights
Sixth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights
Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights
4,000 shares of common stock in the Company, provided that the Company deducts the number of First Series Stock Acquisition Rights of JSAT Corporation exercised before the day immediately prior to the Company's incorporation date multiplied by four.
If the Company carries out a stock split or stock consolidation, the number of shares to be acquired shall be adjusted using the following formula, provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

5. Total number of the stock acquisition rights
1,000 units, provided, however, that the Company deducts the number of First Series Stock Acquisition Rights of the JSAT Corporation exercised before the day immediately prior to the Company's incorporation date (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights
The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 116,097 multiplied by the number of shares per stock acquisition right provided in Section 4 above.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights
From April 2, 2007 to June 30, 2008

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be a half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.
(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.
(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.
(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.
(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.
(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.
(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)
(c) Stock acquisition rights may not be pledged or otherwise disposed of.
(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:
(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2007, which shall commence on April 2) and ending on December 31 (except in 2008, which shall end on June 30) each year.
(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.
(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:
(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;
(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;
(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;
(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or
(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.
(b) When a SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is

incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.
(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company
(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization
(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).
(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.
(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.
(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.
(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Details of Seventh Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights

Seventh Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights

Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights

Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights

4,000 shares of common stock in the Company, provided that the Company deducts the number of Second Series Stock Acquisition Rights of JSAT Corporation exercised before the day immediately prior to the Company's incorporation date multiplied by four.

If the Company carries out a stock split or stock consolidation, the number of shares to be acquired shall be adjusted using the following formula, provided, however, that such adjustment shall only apply to the number of shares to be acquired upon exercise of stock acquisition rights that have not been exercised at that point in time from all stock acquisition rights, and any fraction of a share resulting from such adjustment shall be rounded down to the nearest whole share.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of stock split or consolidation}$$

5. Total number of the stock acquisition rights

1,000 units, provided, however, that the Company deducts the number of Second Series Stock Acquisition Rights of the JSAT Corporation exercised before the day immediately prior to the Company's incorporation date (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights

The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 85,038 multiplied by the number of shares per stock acquisition right provided in Section 4 above.

If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights

From April 2, 2007 to June 30, 2009

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights

(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be

half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.

(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights

(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2007, which shall commence on April 2) and ending on December 31 (except in 2008, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in

each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Details of Eighth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights
Eighth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights
Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights
1,200 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights
300 units (four shares per stock acquisition right, provided, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights
The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 77,150 multiplied by the number of shares per stock acquisition right provided in Section 4 above.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights
From December 22, 2008 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights
(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.
(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights
(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate

auditor or advisor of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.
   (ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.
   (iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.
   (iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.
   (v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:
   (i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.
   (ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:
   (i) The SAR Holder is subject to imprisonment without labor or heavier penalties;
   (ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;
   (iii) The SAR Holder resigns from the position of director, corporate auditor or advisor of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term or on any other reasonable grounds determined by the Company;
   (iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or
   (v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at al shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered
The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company
(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization
(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).
(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.
(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.
(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.
(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

Details of Ninth Series Stock Acquisition Rights
Issued by SKY Perfect JSAT Corporation

1. Name of stock acquisition rights
Ninth Series Stock Acquisition Rights issued by SKY Perfect JSAT Corporation (the "Company")

2. Payment location upon exercise of stock acquisition rights
Head Office of Sumitomo Mitsui Banking Corporation, Sales Department
Address: 1-1-2 Yurakucho, Chiyoda-ku, Tokyo
(or from time to time the successor to that bank or the successor to that branch)

3. Location to submit exercise notice of stock acquisition rights
Head office of the Company

4. Class and number of shares to be acquired upon exercise of the stock acquisition rights
4,800 shares of common stock in the Company.
If it is appropriate for the Company to amend the number of shares as a result of a merger, company split, stock split or stock consolidation, etc., the Company shall make adjustments as it deems necessary.

5. Total number of the stock acquisition rights
1,200 units (four shares per stock acquisition right; provided, however, that the same adjustment shall be made in case of an adjustment to the number of shares as set out in Section 4 above.)

6. Amount of assets to be contributed upon exercise of stock acquisition rights
The Exercise Price per stock acquisition right shall be an amount equal to the exercise price per share of 77,150 multiplied by the number of shares per stock acquisition right provided in Section 4 above.
If, after the allocation date, the Company carries out a stock split or stock consolidation of the common stock of the Company, the Exercise Price per share shall be adjusted at the time either of those acts takes place using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

If, after the allocation date, the Company issues new shares or disposes of treasury stock with regards to common stock of the Company at a price less than the market price (excluding sales of treasury stocks in accordance with the provisions of Article 194 of the Corporation Law (Request to sell Shares Less Than One Unit by Holders of Shares Less Than One Unit), transfer of treasury stock in accordance with the provisions of supplementary provision Article 5, Paragraph 2 of the Law for Partial Amendments to the Commercial Code, etc. (Law No. 79 of 2001), and conversion or exercise of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) which allow request of delivery of securities to be or that may be converted to shares of common stock of the Company or shares of common stock in the Company), the Exercise Price shall be adjusted using the following formula, and any fraction of a yen resulting from such adjustment shall be rounded up to the nearest whole yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of shares newly issued} \times \text{Exercise Price per share}}{\text{Stock price before new issuance}}}{\text{Number of issued shares} + \text{Number of shares newly issued}}$$

The "Number of issued shares" used in the formula above is the total number of issued shares of the Company less the number of treasury stock with respect to shares of common stock held by the Company. If the Company disposes of its treasury stocks, "Number of shares newly issued" shall be read as "Number of treasury stocks to be disposed of".

7. Exercise period of stock acquisition rights
From December 22, 2008 to June 30, 20011

8. Matters on stated capital and capital reserves to be increased when issuing shares upon exercise of stock acquisition rights
(a) The amount of stated capital to be increased when issuing shares upon exercise of stock acquisition rights shall be half of the maximum amount of capital increase calculated in accordance with Article 40.1 of the Corporate Calculation Rules, with any fraction of a yen resulting from that calculation being rounded up to the nearest whole yen.
(b) The amount of capital reserves to be increased when issuing shares upon exercise of stock acquisition rights shall be the maximum amount of capital increase as set out in item (a) above less the amount of stated capital to be increased as provided for in item (a) above.

9. Conditions of exercising stock acquisition rights
(a) Any person who is allocated stock acquisition rights ("SAR Holder") must be in the position of director, corporate

auditor, advisor or employee of the Company or an affiliate of the Company at the time of exercising the rights, except when the SAR Holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds.

(b) (i) If an SAR Holder dies, his or her successor shall be approved to succeed those stock acquisition rights, provided that the limit of successors is within two degrees of kinship, unless the SAR Holder gave the Company a written notice as prescribed by the Company stating that the SAR Holder does not wish his or her successor to exercise the stock acquisition rights.

(ii) The successor to the SAR Holder succeeding the stock acquisition rights ("Right Successor") must give notice of the succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures determined by the Company. If the stock acquisition rights are jointly succeeded, all successors must collectively select a representative successor and give notice of the joint succession of the stock acquisition rights within ten months of the commencement date of the succession following the procedures prescribed by the Company.

(iii) If there are several units of stock acquisition rights that are target to the succession, the successors may divide and succeed the stock acquisition rights. In such case, the selection of a representative successor provided for in subitem (ii) above is not required and each successor receiving a portion of the divided rights shall be a Right Successor, provided that any fraction stock acquisition right resulting from the division shall be rounded down to the nearest whole unit.

(iv) If there are changes to matters in the notice such as the Right Successor's address, the Right Successor must promptly notify the Company in writing of that change in the form prescribed by the Company.

(v) If a succession is commenced in connection to a Rights Successor, that successor shall not succeed the stock acquisition rights (a secondary succession is not permitted.)

(c) Stock acquisition rights may not be pledged or otherwise disposed of.

(d) Holders of stock acquisition rights shall be restricted as follows in regards to the exercise of stock acquisition rights:

(i) The total annual exercise price for exercised rights shall not exceed 12 million yen per year (in a calendar year), provided that the year (calendar year) described in this subitem (i) shall be the period commencing on January 1 (except in 2008, which shall commence on December 22) and ending on December 31 (except in 2011, which shall end on June 30) each year.

(ii) Shares acquired by exercise of rights shall be held in a share custody account of a securities company designated by the Company in the name of the SAR Holder.

(e) An SAR Holder may not exercise stock acquisition rights even during the exercise period determined in Section 7 above if any one of the following subitems applies:

(i) The SAR Holder is subject to imprisonment without labor or heavier penalties;

(ii) The SAR Holder is removed or has suffered any sanction under the employment regulations of the Company such as being dismissed under instruction or for disciplinary reasons;

(iii) The SAR Holder resigns from the position of director, corporate auditor, advisor or employee of the Company or an affiliate of the Company, except if the holder retires from his or her position due to the expiration of his or her term, faces mandatory retirement, has a transfer of employment, or on any other reasonable grounds determined by the Company;

(iv) The SAR Holder is appointed as an officer or employee of a company other than the Company that is in competition with the Company and whose purpose is the business of satellite communication or satellite broadcasting (except upon prior written approval from the Company); or

(v) The SAR Holder has given a written proposal in the form prescribed by the Company of its intention to waive all or part of the stock acquisition rights.

10. Conditions of acquisition of stock acquisition rights

(a) If a merger agreement under which the Company becomes a dissolved company, a proposal for a share for share exchange agreement or a share transfer under which the Company becomes a wholly owned subsidiary is approved at a shareholders' meeting of the Company, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

(b) When an SAR Holder does not fulfil the conditions of exercising stock acquisition rights set out in Section 9 above, the Company may acquire the stock acquisition rights at no cost on the date separately determined by the board of directors of the Company.

11. Restrictions on the transfer of stock acquisition rights

Stock acquisition rights may not be transferred without approval from the Company's board of directors.

12. Handling of stock acquisition rights upon reorganization of the Company

If the Company carries out a merger (only when the Company becomes dissolved as a result of the merger), company split (whether the split division is succeeded by another existing company (*kyushu bunkatsu*) or a new company is incorporated (*shinsetsu bunkatsu*)), a share for share exchange or a share transfer (collectively "Reorganization"), in each case stock acquisition rights of joint-stock companies as described in Article 236.1(8)(a) through (e) of the Corporation Law ("Reorganized Company") shall be delivered to holders of stock acquisition rights of stock acquisition rights remaining at the time of the Reorganization ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In such case, Remaining Stock Acquisition Rights shall be cancelled and the Reorganized Company shall newly issue stock acquisition rights only when the delivery of stock acquisition rights of the Reorganized Company following the conditions below is provided for in a merger agreement, consolidation agreement, *kyushu bunkatsu* agreement, *shinsetsu bunkatsu* plan, share for share exchange agreement or share transfer plan.

(a) Number of stock acquisition rights of Reorganized Company to be Delivered

The number of stock acquisition rights that is equal to the number of stock acquisition rights held by the holder of

remaining stock acquisition rights at the time of Reorganization.

(b) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
Shares of common stock of the Reorganized Company

(c) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights
To be determined in accordance with Section 4 above taking into consideration the conditions of the Reorganization

(d) Amount of assets to be contributed upon exercise of stock acquisition rights
The amount of assets to be contributed upon exercise of each stock acquisition right delivered shall be the amount obtained by multiplying the exercise price after the reorganization adjusted taking into consideration the conditions of the Reorganization by the number of shares to be acquired upon exercise of stock acquisition rights determined in accordance with item (c).

(e) Exercise period of stock acquisition rights
From the later of the commencement date of the exercise period of stock acquisition rights set out in Section 7 above and effective date of the Reorganization to the expiration date of the exercise period of stock acquisition rights set out in Section 7 above.

(f) Matters on stated capital and capital reserves to be increased upon issuance of shares by exercise of stock acquisition rights
To be determined in accordance with Section 8 above.

(g) Restrictions on the acquisition by transfer of stock acquisition rights
Stock acquisition rights may not be transferred without approval from the Reorganized Company.

(h) Conditions of acquisition of stock acquisition rights
To be determined in accordance with Section 10 above.

13. Rounding down of fractions occurring from the exercise of stock acquisition rights

Fractions of shares regarding the number of shares to be delivered to the SAR Holder shall be rounded down to the nearest share.

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

February 28, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Share Exchange Ratio of eTen, Inc.

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") is pleased to announce that the share exchange ratio has been determined for the purpose of making eTEN, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Masahito Atsumi; "eTEN") a subsidiary of SKY Perfect through the share exchange resolved at a meeting of the Board of Directors held on January 31, 2007. The details are as follows.

Share Exchange Ratio

	SKY Perfect Communications Inc. (Wholly owning parent company)	eTEN, Inc. (Wholly-owned subsidiary)
Share exchange ratio	1	2.40

(Note) Ratio of share allotment

Based on the closing price of SKY Perfect's common shares in regular transactions on the day prior to the effective date (March 1, 2007), SKY Perfect will allot its common shares in a ratio calculated based on the following formula (fractions will be omitted) to one common share of eTEN owned by the shareholders of eTEN who are listed or recorded in the final register of shareholders on the day prior to the effective date.

$$\frac{\text{Number obtained by dividing 400 million yen by the value of a common share of SKY Perfect (72,300 yen)}}{\text{Total number of eTEN shares issued (2,300 shares)}} = 2.40$$

SKY Perfect will allot 5,532 shares calculated based on the above formula, using its treasury stocks.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

March 2, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of February 2007

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Masao Nito; "SKY Perfect") announced the number of total registrations and individual subscribers as of the end of February 2007.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	45,908	35,260
Churn	43,882	31,919
Churn Rate*[3]	12.5%	10.6%
Net Increase	2,026	3,341
Cumulative Total	**4,218,063**	**3,618,173**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	21,827	20,325
Churn	30,252	28,738
Churn Rate*[3]	9.8%	10.7%
Net Increase	-8,425	-8,413
Cumulative Total	**3,690,923**	**3,208,148**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	21,291	12,236
Churn	12,987	2,538
Churn Rate*[3]	34.5%	9.1%
Net Increase	8,304	9,698
Cumulative Total	**460,143**	**344,254**
Cumulative Total of DTH Services	**4,151,066**	**3,552,402**

Multichannel Broadcasting Service through SKY PerfecTV! HIKARI *[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	2,298	2,195
Churn	151	151
Churn Rate*[3]	7.7%	7.9%
Net Increase	2,147	2,044
Cumulative Total	25,629	24,853

Other Wired Broadcasting Services*[5]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	492	504
Churn	492	492
Churn Rate*[3]	14.3%	14.4%
Net Increase	0	12
Cumulative Total	**41,368**	**40,918**
Cumulative Total of Wired Broadcasting Services	**66,997**	**65,771**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 The multichannel broadcasting service in Fukuyama-shi, Hiroshima, jointly operated with Energia Communications, Inc. and the channel lease service in Achi-mura, Nagano, that uses available fiber-optic network bandwidth will remain under the name of "HIKARI PerfecTV!"

*5 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding SKY PerfecTV! HIKARI.

The breakdown of properties that have approved SKY PerfecTV! HIKARI and properties receiving the service as of the end of February 2007.

SKY PerfecTV! HIKARI	Properties that have approved service provision*[6]	Properties currently receiving service*[7]
Number of properties	711	1,078
Number of households*[8]	81,278	89,431

*6 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*7 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*8 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

March 2, 2007
JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778
SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

SKY Perfect JSAT's Corporate Logo and Location of the Head Office

On April 2, 2007, JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President & CEO: Kiyoshi Isozaki; "JSAT") and SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President & Representative Director: Masao Nito; "SKY Perfect") will conduct a business combination (the "Business Combination") by establishing a joint holding company, SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director (tentative): Masao Nito; "SKY Perfect JSAT"). In accordance with this integration, the companies have decided to adopt a new corporate logo for the new company.

New corporate logo for SKY Perfect JSAT


スカパーJSAT


SKY Perfect JSAT
Corporation

The new corporate logo combines the initial letters "S" of SKY Perfect and the "J" of JSAT in a dynamic design that conjures up the image of "a new wind," powerfully expressing SKY Perfect JSAT's resolve to innovate new approaches. This resolve is in line with the SKY Perfect JSAT Group's commitment, expressed in its Mid-Term Management Plan, to utilize its position as a base that accumulates and transmits

multichannel content to become a media group that delivers a personal, rich video life to all people.

The corporate logo complement the SKY PerfecTV*!* shade of blue used by SKY Perfect's mainstay SKY PerfecTV*!* service and the JSAT shades of blue and red used in JSAT's logo.

In addition to being used as the corporate logo for the holding company SKY Perfect JSAT, the new logo is intended for use as a Group logo by the two business subsidiaries JSAT and SKY Perfect. The two business subsidiaries will continue to use the existing JSAT, SKY PerfecTV, e2 by SKY PerfecTV*!* and other logos.

SKY Perfect JSAT Group logo




SKY Perfect JSAT
Group

SKY Perfect JSAT Group

The location of the Head Office of the new holding company SKY Perfect JSAT has been decided.

Overview of SKY Perfect JSAT

(1) Company name: SKY Perfect JSAT Corporation
(2) Head Office address: Pacific Century Place Marunouchi 17F, 1-11-1 Marunouchi, Chiyoda-ku, Tokyo, Japan
(3) Scheduled date of establishment: April 2, 2007

---

* For inquiries:

JSAT Corporation
Corporate Communications & Investor Relations Division
TEL: 03-5219-7778 FAX: 03-5219-7876

SKY Perfect Communications Inc.
Public Relations and Investor Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

March 2, 2007
JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778
SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

SKY Perfect JSAT Group
The New Mid-Term Management Plan (FY 2007 – FY 2011)

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President & CEO: Kiyoshi Isozaki; "JSAT") and SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") will conduct a business combination (the "Business Combination") by establishing a joint holding company, SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director (tentative): Masao Nito; "SKY Perfect JSAT") through a joint share transfer on April 2, 2007. In accordance with the Business Combination, JSAT and SKY Perfect have formulated the Mid-Term Management Plan for SKY Perfect JSAT for the fiscal years 2007 to 2011.

The foundations for the SKY Perfect JSAT Group are as follows:
As the leading provider of the multichannel pay TV in Japan, we will drive an expansion of the multichannel pay TV market, and through our multichannel broadcasts contribute to a richer lifestyle for subscribers.
With the aim of allowing all people to enjoy a wide range of video content, we will maintain a pioneering spirit as we incorporate new technologies, and provide easy-to-use, enriched broadcasting and telecommunications services.

JSAT and SKY Perfect, since the launch of PerfecTV! in 1996, have worked together for over a decade in the field of the multichannel pay TV in Japan to expand the market through the use of direct-to-home satellite services, building a subscriber base that now exceeds 4.2 million (total registrations). The business environment facing both companies is currently in the midst of a rapid transformation. The broadcasting and telecommunications industry in Japan is bracing for the start of nationwide terrestrial digital broadcasts and the termination of analog broadcasts in 2011, while at the same time adapting to the spread of fiber optic networks, the appearance of NGN (next generation network) infrastructure, and the broadbandization of the mobile environment through the use of wireless LANs and other technologies. Video content is increasingly being distributed over the Internet, and large-scale telecommunications and broadcasting business groups are being formed centered around triple-play, quattro-play and FMC (fixed mobile convergence) services.

With competition between media outlets growing increasingly fierce, JSAT and SKY Perfect have decided to integrate their business operations through a holding company structure with the aim of expanding and enhancing the cross-sectional, lateral development of the multichannel pay TV market, and as the SKY Perfect JSAT Group have formulated the Mid-Term Management Plan. Through the Plan SKY Perfect JSAT will seek to provide families with a diverse range of enjoyable, high-quality video content, and offer individuals a wide variety of programming that they can easily enjoy anytime, anywhere.

A general outline of the measures for each service in the Mid-Term Management Plan is as follows.

1. SKY PerfecTV! (CS124/128 service)

For the core SKY PerfecTV! service, we plan to launch the hi-definition (HD) multichannel pay TV service SKY PerfecTV! HD, starting with about 10 channels, mainly pay-per-view (PPV) and premium channels, from some time around the summer of 2008, and begin offering an HD pack from around the autumn of 2009, at the same time increasing the number of HD broadcast channels around 30 channels. We are also planning such high-value-added services as the introduction of the SKY PerfecTV! HD tuner, a highly sophisticated tuner able to handle the next-generation encoding format H.264, and which will incorporate a tuner for terrestrial digital broadcasts that is also compatible with home networks. We expect the growth in number of individual subscribers to reach 3.6 million by the end of fiscal 2011.

2. e2 by SKY PerfecTV!

For the e2 by SKY PerfecTV!, 110-degree CS digital broadcasting service that allows viewers to easily enjoy the multichannel pay TV, we plan to expand the number of HD broadcast channels to about five from the current two during fiscal 2007, and to increase this to around 10 by fiscal 2011. With the further spread of digital televisions equipped with three-wavelength tuners capable of receiving terrestrial digital, BS digital and 110-degree CS digital broadcasts, along with new marketing strategies, we are targeting 1.8 million individual subscribers by fiscal 2011.

3. SKY PerfecTV! HIKARI

For our mainstay in wired broadcasting services SKY PerfecTV! HIKARI, in line with the full-scale development of the service to detached homes, during 2007 we will link an IP-based content distribution service with the RF (radio frequency) format the multichannel pay TV service currently offered. Further, we will provide an enhanced menu of broadcasting services by incorporating the HD channel to be started by SKY PerfecTV!, and combining it with terrestrial digital broadcasts and BS digital broadcasts.

. The service area for SKY PerfecTV! HIKARI will be expanded to reach over 10 million households, focused on Tokyo, Nagoya and Osaka. We are targeting 800 thousand individual subscribers by fiscal 2011.

4. IP, Mobile and other services

For IP broadcasting, we are planning to enter the business in fiscal 2007 utilizing our content aggregation and customer management. In tandem with our SKY PerfecTV! HIKARI service, our future plan calls for establishing a nationwide content-distributing system capable of functioning with NTT's B FLETS service and next-generation networks (NGN). Also, we are targeting the development of the personal user market by developing a "light" version of SKY PerfecTV! to broadcast multichannel content to small monitors (personal television, mobile devices, computers, game consoles, PDAs, car navigation systems, etc.) using wireless LAN and other recent technologies. We are further considering individual level broadcasts and communications services, exploiting the possible development of mobile multimedia broadcasts and utilizing grid computing to realize a wide array of segmented content development and distribution over IP. Taking into account flexibility in obtaining copyrights and greater sophistication of mobile terminals, we are targeting 1.3 million subscribers for IP and mobile services by fiscal 2011.

5. Enhancing our subscriber-oriented focus and further enrichment of content that we provide

As part of our commitment to providing a more subscriber-oriented service across all services, we plan to offer discounts for multiple televisions in one household, as well as introduce a range of discount services for existing subscribers, expand the "friendly call" service to increase the number of opportunities to interact with subscribers, and set up a new telephone consultation service. To expand the multichannel pay TV market we will expand the amount of programming in HD format, offer a greater range of content including live broadcasts of all 620 J.LEAGUE J1/J2 soccer games, as well as appeal to and attract subscribers through a wide range of sales channels centering on home appliance stores. We will also make an effort to improve customer satisfaction, raise the average revenue per user, prevent service cancellations, and encourage previous customers to conclude new contracts.

6. Satellite communications business

For the satellite communications business, we will pursue efficient procurement of satellites and stable operations, as well as expansion of service areas through collaboration with other operators. We will also focus on the broadcast, communal, global, and mobile aspects where satellites have an advantage, striking a balance between our mission as an infrastructure operator to provide a reliable service, while generating stable earnings and cash flow.

As a result of these measures the SKY Perfect JSAT Group is forecasting 8 million subscribers (total registrations) for all services by the end of fiscal 2011. The forecast for SKY Perfect JSAT's business results are ¥240 billion for operating revenue, with EBITDA of ¥50 billion, and ordinary profit of ¥38 billion.

The SKY Perfect JSAT Group, in establishing the Mid-Term Management Plan, seeks to utilize its position as a base to accumulate and transmit multichannel content to become a media group that delivers a personal, rich video life to all people.

Note: The forecasts and projections about future business results contained in this announcement are the judgments of the management of JSAT and SKY Perfect based on information currently available. Investors are therefore cautioned not to make investment decisions solely on the basis of these business forecasts. Actual business results may differ materially from these business forecasts due to a variety of significant factors.

---

* For inquiries:

JSAT Corporation
Corporate Communications & Investor Relations Division
TEL: 03-5219-7778 FAX: 03-5219-7876

SKY Perfect Communications Inc.
Public Relations and Investor Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399

March 2, 2007
JSAT Corporation
Kiyoshi Isozaki, President & CEO, Representative Director
(Code Number: 9442, First Section of Tokyo Stock Exchange)
Contact: Hideto Usa, Corporate Communications & Investor Relations Division, General Manager
TEL: 03-5219-7778
SKY Perfect Communications Inc.
Masao Nito, President and Representative Director
(Code Number: 4795, First Section of Tokyo Stock Exchange)
Contact: Tomonari Niimoto, Public Relations and Investor Relations Department, General Manager
TEL: 03-5468-9400

Results Forecasts of SKY Perfect JSAT Corporation for the Year Ending March 31, 2008

JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President & CEO: Kiyoshi Isozaki; "JSAT") and SKY Perfect Communications Inc. (Headquarters: Shibuya-ku, Tokyo; President & Representative Director: Masao Nito; "SKY Perfect") plan to establish the joint holding company SKY Perfect JSAT Corporation (Headquarters: Chiyoda-ku, Tokyo; President and Representative Director (tentative): Masao Nito; "SKY Perfect JSAT") on April 2, 2007 through a joint share transfer.

The results forecasts of SKY Perfect JSAT for the year ending March 31, 2008 are as follows.

1. Forecasts of consolidated results for the year ending March 31, 2008

(million yen)

	Revenues	Operating income	Ordinary profit	Net income
First half	60,000	2,000	2,000	1,500
Full year	125,000	5,500	5,000	5,000

We intend to announce the non-consolidated forecasts for the year ending March 31, 2008 for SKY Perfect JSAT on April 2, 2007, the scheduled date for the estasblishment of SKY Perfect JSAT.

Goodwill of approximately 10,000 million yen (estimated from the results forecast for March 31, 2007) that is projected to arise from the share exchange will be amortized over 15 years on a straight-line basis. Goodwill amortization expenses of approximately650 million yen have been factored into full-year earnings forecasts for the year ending March 31, 2008.

2. Projected dividends for the year ending March 31, 2008

SKY Perfect JSAT intends to pay an annual dividend of 1,000 yen per share for the year ending March 31, 2008. SKY Perfect JSAT's policy is to focus on the return of earnings to shareholders and to ensure stable dividends in the future, taking into account the implementation of the group's medium-term plan announced today and the level of earnings achievable by the plan.

As has been already announced, JSAT and SKY Perfect intend to pay shareholders of record on March 31, 2007 year-end dividends of 3,000 yen per share and 750 yen per share, respectively.

Note: The forecasts and projections about future business results contained in this announcement are the judgments of the management of JSAT and SKY Perfect based on information currently available. Investors are therefore cautioned not to make investment decisions solely on the basis of these business forecasts. Actual business results may differ materially from these business forecasts due to a variety of significant factors.

---

* For inquiries:

JSAT Corporation
Corporate Communications & Investor Relations Division
TEL: 03-5219-7778 FAX: 03-5219-7876

SKY Perfect Communications Inc.
Public Relations and Investor Relations Department
TEL: 03-5468-9400 FAX: 03-5468-9399


SKY PerfecTV!


JSAT

SKY Perfect JSAT Group's Mid-Term Management Plan

March 2, 2007

JSAT Corporation

SKY Perfect Communications Inc.


SKY Perfect JSAT Group after Business Combination
JSAT
SKY Perfect JSAT Group is a media group that delivers a personal, rich video life to all people.
JSAT International Inc.
SKY PerfecTV!
JSAT
NET
DNCC
Broadcasting
Platforms
Transmission routes
Receiver development
Customer center
Films and anime suitable for multichannel broadcasts
Sports programs, etc. that can only be made for multichannel broadcasts
Channel aggregation
Program information
Studios
Marketing
Sales promotion
Service development
Customer services
Events
Japan's largest playout
Encoding
Delivery
Distribution
Materials transmission
Communications
Overseas
Develop together with receiver specification manufacturers
Customer center that provides world's most advanced video handling
1

Philosophy of the Group




- As the leading provider of the multichannel pay TV in Japan, we will drive an expansion of the multichannel pay TV market, and through our multichannel broadcasts contribute to a richer lifestyle for subscribers.
- With the aim of allowing all people to enjoy a wide range of video content, we will maintain a pioneering spirit as we incorporate new technologies, and provide easy-to-use, enriched broadcasting and telecommunications services.

Changes in Environment and Services of the Group




- **Spread of terrestrial digital broadcasting**
  - Beijing Olympics in 2008
  - Termination of terrestrial analog broadcasts in 2011
- **Spread of optic fiber networks and greater functionality**
  - NTT targeting 30 million subscribers
  - Start of NGN (next generation network) in 2008
- **Further advances in the mobile environment**
  - Progress in 3.5G and other mobile phones
  - Progress in WiMAX and other wireless LANs
- **Increasing distribution of video content over the Internet**
  - Increase in volume of content available by due to growing contribution and participation by users, etc.
  - Appearance of a variety of mixed video services
- **Formation of large-scale telecommunications and broadcasting business groups centered around triple play, quattro play and FMC (fixed mobile convergence) services**

- **Provide homes with a diverse range of enjoyable, high-quality video content**
  - — Targeting all households
- **Offer individuals a wide variety of programming that they can easily enjoy anytime, anywhere**
  - — Targeting all individuals

- **Provide high quality and highly reliable satellite services**
  - — Through broadcasting and communications infrastructures

Combine, integrate and utilize Group resources


Examples of Services for the Home
High speed tuner with home network capability
Multiple HD Channels on Main TV in the living room
Utilize existing benefits of built-in tuner in digital TVs
IP broadcasts
VOD
Triple play via optical fiber network
Strengthen alliance with NTT Group
Respond to arrival of NGN
4


Schematic of Personal SKY PerfecTV!
Target the development of the personal user market by developing "light" version of SKY PerfecTV! services
Wherever you are
For both enjoyment and making contact
Chat capability also available
Realize distribution of SKY PerfecTV! to small monitors using IP
Personal televisions
Mobile devices
Computers
Game consoles
PDAs
Car navigation systems
Offer "light" version of SKY PerfecTV! for personal use
Develop and distribute a wide array of segmented content over IP
Use a low-cost distribution network achieved using P2P, etc. and uplinks to enable individual-level broadcasts and distribution services

Mid-Term Management Plan Targets




- FY2011 integrated Group revenues: ¥240 billion
- FY2011 integrated Group ordinary profit: ¥38 billion
- FY2011 integrated Group EBITDA: ¥50 billion
- Total Registrations at end of FY2011: 8 million*1

[illegible]	
SKY PerfecTV!	3.6 million
e2 by SKY PerfecTV!	1.8 million
SKY PerfecTV! HIKARI	0.8 million
IP, mobile and other services	1.3 million

*1: Total registrations
(Total registrations = Number of individual contracts + number of registrations during free-view period before pay-view contract (temporary registrations only for SKY PerfecTV!) + number of corporate contracts (including displays at agents) + number of registrations for technology development, etc.)
*2: Individual Subscribers
(Individual subscribers = Number of subscribers making payments on the basis of pay-view contracts (individual registrations).)

Measures and Initiatives to Achieve Targets





SKY PerfecTV!
e2 by SKY PerfecTV!
SKY PerfecTV! HIKARI
IP, mobile and other services

×


Enhance our subscriber-oriented focus
HD services and highly functional Tuner
Improve content

×


Expand sales channels
Adopt new sales methods

Improve customer satisfaction
Increase number of subscribers
Lower number of service cancellations

SKY PerfecTV! Milestones

SKY PerfecTV! 3.6 million

Renewal of SKY PerfecTV! service by launching a high definition (HD) multichannel broadcast service in FY2008-9 and introducing a highly sophisticated tuner. Boost the number of subscribers to 3.6 million.

FY2007 | FY2008 | FY2009 | FY2010 | FY2011

1st stage

2nd stage <Offer added-value services by launching HD services and introducing highly functional tuner>

■ subscriber-oriented measures

■ Launch HD services

■ Improve content

■ Launch highly functional tuner

■ Measures based on new sales strategies

Measures concerning termination of analog

8



e2 by SKY PerfecTV! Milestones
e2 by SKY PerfecTV! 1.8 million
Using digital televisions that can receive the very easy-to-use e2 by SKY PerfecTV! service, target sign up rate of 3.5-4.0% of households (1.8 million subscribers).
FY2007
FY2008
FY2009
FY2010
FY2011
■ Launch HD services
■ subscriber-oriented measures
■ Improve content
■ Measures based on new sales strategies
Demand Forecast for Digital TV
Number of receivers
(10,000 receivers)
CAGR : 84.8%
2003
2004
2005
2006
2007
2008
2009
2010
2011
(Source: JEITA)
9

SKY PerfecTV! HIKARI Milestones

SKY PerfecTV! HIKARI 0.8 million

Target 0.8 million subscribers for SKY PerfecTV! HIKARI with the spread of NTT's optical fiber networks and expansion of the service area focused on major urban areas

FY2007 | FY2008 | FY2009 | FY2010 | FY2011

- Full-scale deployment in detached homes (Review circuit-fee structure)
- Launch HD services
  30 channels [Projected]
- Home-visit sales; volume retailer personal sales conducted jointly with B-Flets
- Associated with video-on-demand (VOD) services
- Associated with SKY PerfecTV! HIKARI service

NTT's Mid-Term management plan: 30 million households nationwide in fiscal 2010

Will cover SKY PerfecTV! HIKARI service area of more than 10 million households

10


IP, Mobile and Other Services Milestones
SJSAT
IP, mobile and other services 1.3 million
Target 1.3 million subscribers for IP and mobile services based on greater flexibility in obtaining rights and growing sophistication of mobile terminals
FY2007
FY2008
FY2009
FY2010
FY2011
NTT's FTTH expansion plan
30 million households in fiscal 2010
Participate in IP broadcasts
Build integrated IP broadcast system with B-Flets
RF (highly urban areas)
IP (nationwide)
Promote distribution of video to mobile terminals
Investigate distribution of video using wireless LAN, WiFi, and WiMAX technologies
Use the bandwidth that will become available following termination of terrestrial analog broadcasts to develop mobile multimedia broadcasts
Investigate wider ranging video distribution services utilizing grid computing
11

Enhancing Our subscriber-oriented Focus and Improving Content

Enhance subscriber-oriented focus : Improve content




■Enhancing our subscriber-oriented focus

- Introduce discounts for multiple televisions in one household, as well as various discount services oriented to existing subscribers
- Further expand call center functions and greatly increase interactions with existing subscribers to improve customer satisfaction, raise average revenue per user and prevent contract cancellations
  - Expand "friendly call" service
  - Set up support phone line
  - Encourage past customers to conclude new contracts
  - Carry out major overhaul of website
  - Implement bold overhaul of guide magazine

■Improving content

- Broadcasters need to strengthen content as the multichannel pay market expands
- Proactively expand the amount of programming in HD format
- Offer live broadcasts of all J.LEAGUE J1/J2 soccer games
- Implement area sales promotions by using J.LEAGUE to attract subscribers
- Improve profitability in in-house content production divisions with an eye on content choice。

(Focus on content)
- J.LEAGUE
- UEFA Champions LEAGUE

12

SKY PerfecTV! HD Services and Plans for Highly Functional Tuner





HD services and highly functional tuner

■Launch HD services

◆ Launch SKY PerfecTV! HD
- Phase 1 (Scheduled for summer 2008): PPV (Films, adult entertainment, soccer) premium services, etc.
- Phase 2 (Scheduled for autumn 2009): Sales of HD channel package

Business integration will enable us to:
- Build multichannel HD services only possible at SKY PerfecTV!
- Investigate building business model in which broadcast providers can easily participate by introducing a revenue sharing structure, etc.

◆ Tuners
- Compatible with MPEG-2(SD) and H.264(HD)
- Plans for model with built-in terrestrial digital tuner
- Make one remote control unit
- Connect home networks

■Introduction of highly functional tuner

◆ Develop highly functional tuner (Examples of envisaged functions)
- HDTV-compatible DVR
- Home networks; linked to household AV equipment
- Broadband EPG; program search
- Online customer support
- Collection of viewer data (IP network)
- Remote setting of program recordings; use of mobiles to immediately settle pay-per-view program accounts
- Flexible updating of design of operating screen and its use for advertising

Quick one-time renewal of SKY PerfecTV! services by the development and introduction of highly functional tuner

13

Strengthening Marketing Strategies


Expand sales channels
New sales methods

JSAT


■Measures based on new marketing strategies

- Appeal to and attract subscribers through a wide range of sales channels
  - Electronics retailers channels
  - Expand direct sales channels using rentals and Internet
  - Alliances with NTT Group (SKY PerfecTV! HIKARI and IP area)
- Introduce new marketing methods
  - Face-to-face marketing (including area marketing)
  - Use appeal of content genres to break into target subscriber segments
  - Strengthen area sales promotions using J.LEAGUE and other broadcasts

14

Developing Satellite Communications Business and Services



Improve earnings by focusing on areas where satellites have an advantage



Efficient procurement of satellites

Highly reliable satellite operations

Ensure stable services from satellite communications
Generate consistent earnings

15

Focusing on Areas Where Satellites Have an Advantage




As well as existing earnings base, work to improve earnings by developing new areas where satellites have an advantage



Introduce new technologies
Areas where satellites have an advantage

■ **HD broadcasts**
- SKY PerfecTV! HD channels

■ **Mobile/mobile ubiquitous**
- Land, sea and air mobile businesses
- Businesses that link with WiMAX and mobile terminals

■ **Public**
- Government agencies
- Local governments
- Bridging the "Digital Divide"
- Disaster prevention

■ **Global**
- Expand strategic alliance with INTELSAT Group (Horizons, IOR, POR)
- Boost sales and conduct M&As in Asian markets

Maintain and expand existing earnings base
- Expand customer services through teleport services
- Expand sales through cooperation with NTT Group

16

Ensuring Stable Services From Satellites




Efficient procurement of satellites
- Pursue the efficient procurement of satellites
  — Satellites shared with other companies

Highly reliable satellite operations
- Maintain a backup system

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
JCSAT-1B	Longitude 150 degrees east	Corporate communications	Japan, Asia, Hawaii	
JCSAT-2A	Longitude 154 degrees east	Corporate communications	Japan, Asia, Oceania, Hawaii	
JCSAT-3A	Longitude 128 degrees east	SKY PerfecTV! broadcasts	Japan, Asia, Oceania, Hawaii	
JCSAT-4A	Longitude 124 degrees east	SKY PerfecTV! broadcasts	Japan	
JCSAT-R	-	Orbital backup satellite	Japan, Asia, Oceania, Hawaii	
JCSAT-5A	Longitude 132 degrees east	NTT Group and other corporate communications	Japan, Southeast Asia, Hawaii, Oceania	[illegible]
N-STARb	Longitude 136 degrees east	NTT Group communications	Japan	
JCSAT-110	Longitude 110 degrees east	e2 by SKY PerfecTV! broadcasts	Japan	[illegible]
Horizons-1	Longitude 127 degrees west	Communications for Japanese companies in U.S.	North America, Hawaii	
JCSAT-11	-	Orbital backup satellite	Asia, Indian Ocean, Middle East	[illegible]
Horizons-2	Longitude 74 degrees west	Communications for Japanese companies in U.S.	North America	[illegible]

17


Consolidated Business Forecasts and Related Factors
JSAT
<10,000 contracts>
Total number of individual contracts
800
700
600
500
400
300
200
100
0
391
4
9
750
130
IP, mobile and other services
SKY PerfecTV! HIKARI
e2 by SKY PerfecTV!
SKY PerfecTV!
<¥ billion>
Revenues/ Ordinary income
2,500
2,000
1,500
1,000
500
0
1,250
240
50
2,400
500
380
Revenues
EBITDA
Ordinary income
FY07
FY08
FY09
FY10
FY11
Related factors
Beijing Olympics
South Africa World Cup
<SKY PerfecTV/>
<e2 by SKY PerfecTV/>
<SKY PerfecTV/ HIKARI>
Broadcast all J-LEAGUE games/improve profitability in in-house content production divisions
Promote efficient satellite operations
Deliver Personal SKY PerfecTV!
18


SKY PerfecTV!
JSAT
Fiscal 2007 Group Business Forecasts

Results forcasts of SKY Perfect JSAT Corporation for the Year Ending March 31, 2008





Consolidated results	Interim	Full-year
Revenues	¥60 billion	¥12.5 billion
Operating income	¥2 billion	¥5.5 billion
Ordinary profit	¥2 billion	¥5 billion
Net income after tax	¥1.5 billion	¥5 billion
Dividend per share	–	¥1,000/share
Number of new individual contracts	–	600,000
Annualized Churn rate	–	9.2%

*** Accompanying the business integration, projected goodwill *of ¥10.0 billion* will be amortized over 15 years using the straight-line method.**

20


Fiscal 2007 Group's Major Policies
SKY PerfecTV!
FY2007 new individual contract target: 250,000-270,000
•Strengthen regional marketing around core of all 620 J-LEAGUE J1/J2 soccer games
•Strengthen face-to-face marketing through arranging "subscription promotion staff," etc.
•Respond to audience diversity by spreading DVR and introducing multiple TV discounts
FY2007 new individual contract target: 280,000-300,000
•Accelerate acceptance of three-wavelengths tuners (Projected further growth from 13.6 million shipments at end of FY2006)
•Plan to add HD format to 3-5 channels
•Augment advertising for e2 by SKY PerfecTV! brand
Enhance subscriber-oriented services
•Enhance communication of easy to understand information (Program guide magazines for subscribers and website renewals)
•Large-scale development of support for customer movings
•Expand "friendly call" services and establish telephone consultation services (breakdowns and equipment inquiries, etc.); other services
Increase subscriber satisfaction
Prevent cancellations
Satellite business policies
Maintain and strengthen earnings base utilizing advantages offered by satellites
•Vigorous new development of broadcasting and communications business partners
•Support promotion of HD format services
•Develop new businesses jointly with SKY Perfect Communications
21

Disclaimer


JSAT

The plans, forecasts, and strategies pertaining to future business profitability stated in this document are based on judgments by the management of this group that have been obtained from currently available data. Accordingly, we ask that you make no investment decisions that rely solely on these business forecasts. Please understand that, due to a number of important factors, actual performance may produce results that differ significantly from these business forecasts.

<For inquiries regarding this document and IR-related matters of the companies>

JSAT Corporation Corporate Communications & Investor Relations Division
TEL : 03-5219-7778

SKY Perfect Communications Inc. Public Relations and Investor Relations Department
TEL : 03-5468-9400

FILE No.
82—5113

BRIEF DESCRIPTION OF SEMI-ANNUAL REPORT

The Semi-Annual Report for the six month period from April 1, 2006 through September 30, 2006 prepared in accordance with Articles 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on December 21, 2006 through EDINET (Electronic Disclosure for Investors' Network).

Semiannual Report 2006

For the Six Months Ended September 30, 2006


D.C.

SKY Perfect Communications Inc.

Financial Highlights (Unaudited)*[1]

Number of Channels	Six-month periods ended September 30		Year ended March 31
	2005	**2006**	2006
SKY PerfecTV! (CS 124/128 service)			
Television	185	**190**	191
Radio	101	**101**	101
SKY PerfecTV! 110 (CS 110 service)			
Television and data	74	**75**	72
SKY PerfecTV! HIKARI (Fiber To The Home service)			
Retransmission (Terrestrial and BS television and FM radio channels)*[2]			
Television	171	**182**	171
Radio	101	**101**	101
Number of Subscribers (Thousands)			
Total subscribers:	3,957	**4,178**	4,106
SKY PerfecTV!	3,704	**3,727**	3,737
SKY PerfecTV! 110	251	**393**	321
SKY PerfecTV! HIKARI	2	**18**	9
Other wired broadcasting services	—	**41**	40
Individual subscribers:	3,417	**3,595**	3,536
SKY PerfecTV!	3,226	**3,245**	3,255
SKY PerfecTV! 110	189	**293**	234
SKY PerfecTV! HIKARI	2	**17**	9
Other wired broadcasting services	—	**40**	39
Annualized churn rate:	8.3%	**9.5%**	8.6%
SKY PerfecTV!	8.2	**9.4**	8.6
SKY PerfecTV! 110	9.8	**10.0**	9.0
SKY PerfecTV! HIKARI	7.5	**7.4**	5.4
Other wired broadcasting services	—	**11.6**	—
ARPU (Average revenue per subscriber per month for SKY PerfecTV! and SKY PerfecTV! 110, yen)			
Subscription fees per subscriber	¥3,496	**¥3,400**	¥3,443
Subscriber-related revenues per subscriber	1,398	**1,363**	1,382
SAC (Subscriber acquisition cost per subscriber for SKY PerfecTV! and SKY PerfecTV! 110, yen)			
Total	¥39,533	**¥27,618**	¥35,817
Advertising costs	14,085	**11,525**	12,143
Sales promotion expenses	10,005	**6,149**	9,800
Sales incentives	15,443	**9,944**	13,874

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2005	**2006**	2006
Results of operations:			
Revenues	¥ 41,024	**¥42,533**	$363,530
Operating expenses	41,448	**41,277**	352,795
Operating income (loss)	(424)	**1,256**	10,735
Net income (loss)	(323)	**1,288**	11,009
Net income (loss) per share, basic (Yen)	¥(149.97)	**¥598.36**	$ 5.11

	Millions of yen		Thousands of U.S. dollars (Note 2)
	March 31, 2006	**September 30, 2006**	September 30, 2006
Financial position:			
Total assets	¥133,172	**¥120,356**	$1,028,684
Total liabilities	34,354	**31,700**	270,940
Total equity	94,000	**88,656**	757,744

*[1] The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in Japan.

*[2] The number of retransmitted terrestrial and BS television and FM radio channels varies depending on the region.

To Our Shareholders

Viewing Changes in Our Operating Environment as Opportunities

Turbulent change is reshaping the business environment in which we operate. Amid increasingly intertwined broadcasting and communications, the Japanese broadcasting environment is soon to experience a major shake-up.

Historically, change has been good to us, and we look forward to such developments as the spread of terrestrial digital broadcasting to the entire nation by the end of 2006. Digital televisions now are sold with built-in three-wavelength tuners, which allow viewers to watch terrestrial digital, BS*1 digital and CS*2 110-degree digital broadcasts without adding an external tuner. Moreover, the Japanese government has set a policy of ensuring that no part of the country is without broadband access by 2010. This bodes well for rapidly expanding Internet broadband, centered on optical fiber networks.

Characteristically viewing change as opportunity, we are aggressively developing our operations and putting together customer approach strategies that clearly outline the distinctive features of our services. These include SKY PerfecTV!, SKY PerfecTV! 110 and SKY PerfecTV! HIKARI.

First-Half Activities

During the first half of the fiscal year ending March 31, 2007, subscribers to our core SKY PerfecTV! service grew steadily. In particular, two products—SKY PerfecTV! Valuable Pack and SKY PerfecTV! Select 15—continued demonstrating the popularity that began immediately upon their launch in December 2005.

Using three-wavelength tuners, subscribers can enjoy SKY PerfecTV! 110 multichannel broadcasts. In the first half, digital televisions remained popular, thanks to aggressive sales promotions, prompting a surge in our subscriber numbers. Digital televisions on sale from November 2006 feature a preloaded service that automatically gives consumers temporary access to SKY PerfecTV! 110.

Our subsidiary, OptiCast Inc., provides SKY PerfecTV! HIKARI—a multichannel broadcast service over optical fiber networks. With Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West"), OptiCast bundles SKY PerfecTV! HIKARI, Internet access and IP telephony into a single service package. We began offering SKY PerfecTV! HIKARI to condominium-dwellers in February 2005, and from April 2006 we began introducing the service to residents of detached homes as well. In late October 2006, together with NTT East we also launched a television commercial advertising optical triple-play services. We now have commenced full-fledged sales of these services to residents of detached homes, and our television commercial has proven effective in introducing these customers to SKY PerfecTV! HIKARI. As optical fiber continues to expand, we anticipate a major demand increase.

Using this combination of platforms, we are working diligently to cultivate new subscribers with an enticing content menu. During the first half, we broadcast a number of own-content programs, including the 2006 FIFA World Cup Germany™ and the FIBA World Championship. These programs met our expectations in terms of increases in the number of subscribers.

*1 broadcast satellite
*2 communications satellite

Looking to the Second Half

In the second half of the fiscal year, in cooperation with NTT East and NTT West we will accelerate efforts to promote sales of SKY PerfecTV! HIKARI to residents of detached homes, which should lead to steady subscriber expansion. However, the true effects of our promotional activities probably will not become evident until the fiscal year ending March 31, 2008.

In the preceding fiscal year, our SKY PerfecTV! service free antenna installation campaign contributed to a new-subscriber increase. We plan to relaunch this campaign in November. Aiming for even better success this time, we will ally ourselves with broadcasters, linking the campaign to television commercials and in-store promotions.

On December 1, 2006, SKY PerfecTV! will commence WOWOW broadcasts, so only a SKY Perfect tuner will be required to view both services, and our offerings will now include more popular premium movie and sports channels. This tie-up will enable us to provide even more superior content efficiently and foster expansion of the pay TV market.

We began offering SKY PerfecTV! DVR tuners with built-in hard disks as a rental service on October 1, 2006. SKY PerfecTV! DVRs store an average of 90 hours of recorded programming. The digital video recorders are equipped with a host of functions that make them fun and convenient to use. Timed to coincide with the SKY PerfecTV! DVR launch, we began offering 2 Output Dish Antennas so that subscribers in the same household can view different SKY PerfecTV! content simultaneously in separate rooms.

Our Medium- to Long-Term Perspective

Japan's CS digital broadcasting system breaks out into broadcasters that provide programming and satellite operators, which operate communications satellites and deliver programs. Independent of these two and working with both are platform providers, such as the SKY Perfect Group, which offers a complement of attractive platforms. Our core content aggregation and multi-platform strategies are designed to build strong relationships with broadcasters, and through SKY Perfect Well Think Co., Ltd., a subsidiary, we are investing aggressively in content production.

The SKY Perfect Group has steadily developed into Japan's largest content aggregator, assimilating and providing content from more than 100 broadcasters, as well as our own content. We distribute over multiple platforms, including satellites, optical fiber networks, mobile systems and IP networks. This diversity is linked with our expanding subscriber base and our continued success as a group.

To cultivate new subscribers, over the medium term we intend to enhance our own-content library. We have acquired exclusive Japanese CS broadcast rights to five seasons of J.League soccer, beginning with the 2007 season, as well as exclusive rights to deliver this content over IP networks and mobile systems. By broadcasting all J1 and J2 team matches, we anticipate an increase in new subscribers from J.League enthusiasts throughout the nation. As the official broadcaster for J.League, we will provide broad-ranging support for the J.League 100 Years Vision. Through soccer broadcasts, we expect to introduce SKY PerfecTV! into new subscriber households and demonstrate our appeal to numerous audience age ranges.

Amid a fast-moving media environment and propelled by the march of digital technology, high-definition television broadcasts are increasingly prevalent. We are adding high-definition content to the SKY PerfecTV! channel, among others. SKY PerfecTV! 110 already includes two high-definition channels, and by summer of 2008 we aim to raise our SKY PerfecTV! channel offerings to 10, expanding to around 30 by autumn of 2009. In preparation, we have begun developing tuners that can handle these channels as well as terrestrial digital broadcasts.

From a medium- to long-term perspective, we have acknowledged the synergistic potential of teaming up with JSAT Corporation, a satellite operator. As a result, on October 26, 2006, we concluded a basic agreement with JSAT to conduct a business combination through the establishment of a joint

holding company in April 2007. Through this business combination, we expect the following synergies to accrue:

1. Optimization of satellite broadcasting operations and expansion of the multichannel satellite broadcasting market

Our business domain comprises content provision and platform operation. Adding satellites to this mix should introduce substantial synergy through vertical integration, as the combined organization will be capable of services ranging from producing and procuring content to expanding our distribution system for tuners. We will create a structure to acquire even more subscribers and expand the multichannel pay TV market.

2. Enhancement of horizontal development through scale expansion

Expanded financial and human resources will enable the combined group to strengthen operations across multiple platforms. As a leader in multichannel pay TV, the combined group will be capable of accelerating new business development. In addition, we will further develop the satellite communications business, including the combination of cable and wireless services.

3. Efficient operation of the combined group under a holding company structure

A new holding company will be responsible for the planning, operational and control functions of the combined group, enabling financial and investment decisions to be made in a more flexible and strategic manner. This structure should optimize decision making and raise Group management efficiency.

Our Mid-Term Vision, which commenced in the fiscal year ended March 31, 2006, states our goal of forming the largest conglomerate in Japan's pay TV business and providing diversified content services that cater to a broad spectrum of consumer lifestyles. As I see it, a business combination with JSAT is in line with these objectives. The vision also outlines a number of other growth-supporting measures, such as strengthening relationships with and investing in broadcasters, building sales networks, investing in content, developing the business of our subsidiaries, and investing aggressively and strategically in other new businesses, potentially including mergers and acquisitions.

Through a business combination with JSAT, we will become a member of the SKY Perfect JSAT Corporation Group. We are now working on a new medium-term management plan that we expect to complete and introduce by the end of March 2007.

We plan to maintain dividends for the fiscal year ending March 31, 2007, at the previous year's level of ¥750 per share. Following the business combination outlined above, we will review our respective dividend and payout policies and endeavor to maintain dividend stability. We will continue doing our utmost to satisfy our shareholders and other stakeholders. We ask for your support as we take on a number of exciting new challenges.

November 2006

M. Nito

Masao Nito
President and Representative Director

The gray bars show the interim period; the **blue bars** show the full fiscal year.

Revenues

During the first half, revenues expanded 3.7%, to ¥42.5 billion, compared with the corresponding period of the previous fiscal year, buoyed by an increase in our subscriber base, in line with our expectations.



100,000 (Millions of yen)
80,000
60,000
40,000
20,000
0
(Forecast)
87,500
82,330
41,024
42,533
FY2003
FY2004
FY2005
FY2006

Operating Income (Loss)

The rise in revenues, coupled with efforts to hold down expenses—notably marketing costs—enabled us to post operating income of ¥1.3 billion, moving into the black after recording operating losses in each of the past two six-month periods.



4,000 (Millions of yen)
3,000
2,000
1,000
0
-1,000
1,256
-424
-262
FY2003
FY2004
FY2005
FY2006

Net Income (Loss)

Bolstered by positive operating income, net income improved to ¥1.3 billion, compared with a net loss of ¥323 million in the corresponding period of the previous fiscal year, despite ¥371 million equity in net losses of unconsolidated subsidiaries and affiliated companies.



4,000 (Millions of yen)
3,000
2,000
1,000
0
-1,000
(Forecast)
1,500
1,288
358
-323
FY2003
FY2004
FY2005
FY2006

Assets / Equity

Total assets were ¥120.4 billion, down 9.6% from the close of the fiscal year ended March 31, 2006. Total equity amounted to ¥88.7 billion, down 5.7%, as lower stock prices caused a decline in valuation gains on available-for-sale securities.

*Total equity for fiscal year 2006 includes a deferred gain on derivatives under hedge accounting and minority interests, while total equity from previous fiscal years excludes these items. Please see Note 1 to the consolidated financial statements.



150,000 (Millions of yen)
Total assets
Total equity
120,000
90,000
60,000
30,000
0
133,172
127,000
120,356
89,387
94,000
88,656
FY2003
FY2004
FY2005
FY2006*

Number of Subscribers / Annualized Churn Rate

The number of total subscribers increased 1.8% from the close of the fiscal year ended March 31, 2006, to 4.2 million. The annualized churn rate, which indicates subscriber turnover, was 9.5%, resulting from an increase in cancellations following the 2006 FIFA World Cup Germany™.


Total subscribers
Individual subscribers
Annualized churn rate %
5,000 (Thousands)
(%) 10
4,000
3,000
2,000
1,000
0
8
6
4
2
0
8.3
8.6
9.5
9.4
3,957
4,108
4,178
4,295 (Forecast)
3,417
3,536
3,595
3,725
FY2003
FY2004
FY2005
FY2006
4,000 (Yen)
Subscription fees per subscriber
Subscriber-related revenues per subscriber
3,000
2,000
1,000
0
3,496
3,443
3,400
1,398
1,392
1,363
FY2003
FY2004
FY2005
FY2006

ARPU

(Average revenue per subscriber per month)

ARPU was ¥3,400, down ¥96 compared with the corresponding period of the previous fiscal year. Although the introduction of a new basic package had a positive impact, ARPU decreased because of such factors as lower revenue from own-content programs.

SAC (Subscriber acquisition cost)

SAC, the average cost for acquiring a new subscriber, fell a substantial ¥11,915 compared with the corresponding period of the preceding fiscal year. Principal factors included lower advertising costs and sales promotion expenses, as no major campaigns took place during the period. Sales incentives also decreased, owing to changes in our new-subscriber mix.


50,000 (Yen)
Advertising cost
Sales promotion expense
Sales incentive
40,000
30,000
20,000
10,000
0
39,533
35,817
27,618
14,085
12,143
11,525
10,005
9,800
6,149
15,443
13,874
9,944
FY2003
FY2004
FY2005
FY2006

EBITDA

EBITDA, or earnings before interest, taxes, depreciation and amortization and other financial items, is an important financial indicator of cash-based earnings generated by operating activities.


8,000 (Millions of yen)
6,000
4,000
2,000
0
4,868
4,102
1,832
FY2003
FY2004
FY2005
FY2006

Consolidated Balance Sheets (Unaudited)

March 31, 2006 and September 30, 2006

	Millions of yen		Thousands of U.S. dollars (Note 2)
	March 31, 2006	September 30, 2006	September 30, 2006
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 40,311	**¥ 37,557**	**$ 321,001**
Short-term investments (Note 3)	10	**3,189**	**27,256**
Accounts receivable—net of allowance	10,481	**10,593**	**90,539**
Broadcasting rights	2,653	**5,995**	**51,239**
Other	5,463	**5,222**	**44,632**
Total current assets	58,918	**62,556**	**534,667**
Property and equipment:			
Buildings and structures	4,115	**3,980**	**34,017**
Machinery and equipment	10,098	**9,115**	**77,906**
Other	909	**3,816**	**32,615**
Total property and equipment	15,122	**16,911**	**144,538**
Investments and other assets:			
Software	2,438	**4,420**	**37,778**
Goodwill	1,260	**1,102**	**9,419**
Investment securities (Note 3)	48,446	**27,287**	**233,222**
Investment in unconsolidated subsidiaries and affiliated companies	3,481	**4,699**	**40,162**
Other	3,507	**3,381**	**28,898**
Total investments and other assets	59,132	**40,889**	**349,479**
Total	¥133,172	**¥120,356**	**$1,028,684**

	Millions of yen		Thousands of U.S. dollars (Note 2)
	March 31, 2006	September 30, 2006	September 30, 2006
LIABILITIES AND EQUITY			
Current liabilities:			
Short-term borrowings and current portion of long-term debt	¥ 700	¥ **690**	$ **5,897**
Accounts payable	8,366	**9,376**	**80,137**
Income taxes payable	406	**360**	**3,077**
Accrued expenses	625	**1,137**	**9,718**
Subscription fees received	13,003	**13,322**	**113,863**
Other	2,749	**3,462**	**29,590**
Total current liabilities	25,849	**28,347**	**242,282**
Long-term liabilities:			
Long-term debt	979	**946**	**8,086**
Long-term payables	266	**127**	**1,085**
Liability for retirement benefits	758	**792**	**6,769**
Deferred tax liabilities	5,177	**176**	**1,504**
Other	1,325	**1,312**	**11,214**
Total long-term liabilities	8,505	**3,353**	**28,658**
MINORITY INTERESTS	4,818	—	—
EQUITY			
Common stock authorized—9,000,000 shares issued—2,270,365 shares at March 31, 2006, and at September 30, 2006	50,084	**50,084**	**428,068**
Capital surplus	43,995	**43,995**	**376,026**
Retained earnings	4,629	**4,292**	**36,684**
Net unrealized gain (loss) on available-for-sale securities	5,574	**(4,068)**	**(34,769)**
Deferred gain on derivatives under hedge accounting	—	**35**	**299**
Treasury stock, at cost—117,441 shares at March 31, 2006, and at September 30, 2006	(10,282)	**(10,282)**	**(87,880)**
Total	94,000	**84,056**	**718,428**
Minority interests	—	**4,600**	**39,316**
Total equity	94,000	**88,656**	**757,744**
Total	¥133,172	**¥120,356**	**$1,028,684**

See notes to consolidated financial statements.

Consolidated Statements of Operations (Unaudited)

For the six-month periods ended September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 2)
	September 30, 2005	September 30, 2006	September 30, 2006
Revenues:			
Subscriber-related revenues	¥25,213	**¥26,245**	**$224,316**
Transmission-related revenues	4,589	**4,547**	**38,863**
Other fees and revenues	11,222	**11,741**	**100,351**
Total	41,024	**42,533**	**363,530**
Operating expenses (Note 5):			
Cost of services	28,081	**28,905**	**247,051**
Selling, general and administrative expenses	13,367	**12,372**	**105,744**
Total	41,448	**41,277**	**352,795**
Operating income (loss)	(424)	**1,256**	**10,735**
Other income (expenses):			
Interest income	397	**331**	**2,829**
Interest expense	(19)	**(20)**	**(171)**
Equity in net losses of unconsolidated subsidiaries and affiliated companies	(5)	**(371)**	**(3,171)**
Gain on sales of investment securities	465	—	—
Loss on disposal of property and equipment	(204)	**(87)**	**(744)**
Impairment loss	(326)	—	—
Other—net	(97)	**193**	**1,650**
Other income—net	211	**46**	**393**
Income (loss) before income taxes and minority interests	(213)	**1,302**	**11,128**
Income taxes:			
Current	264	**223**	**1,906**
Deferred	(23)	**(6)**	**(52)**
Minority interests	131	**203**	**1,735**
Net income (loss)	¥ (323)	**¥ 1,288**	**$ 11,009**

	Yen		U.S. dollars (Note 2)
	September 30, 2005	September 30, 2006	September 30, 2006
Per share of common stock			
Net income (loss)			
—Basic	¥(149.97)	**¥598.36**	**$5.11**
—Diluted*	—	—	—

*Diluted net income per share for the six-month period ended September 30, 2005 is not disclosed because of the Companies' net loss position. Diluted net income per share for the six-month period ended September 30, 2006 is not disclosed because it is anti-dilutive.

See notes to consolidated financial statements.

Consolidated Statement of Change in Equity (Unaudited)

For the six-month period ended September 30, 2006

	Millions of yen								
	Common stock	Capital surplus	Retained earnings	Net unrealized gain (loss) on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Treasury stock	Total	Minority interests	Total equity
Balance at March 31, 2006	¥50,084	¥43,995	¥ 4,629	¥5,574		¥(10,282)	¥94,000	¥4,818	¥98,818
Net income			1,288				1,288		1,288
Cash dividends, ¥750 per share			(1,615)				(1,615)		(1,615)
Bonuses to directors			(10)				(10)		(10)
Net change for the six-month period				(9,642)	¥35		(9,607)	(218)	(9,825)
Balance at September 30, 2006	**¥50,084**	**¥43,995**	**¥ 4,292**	**¥(4,068)**	**¥35**	**¥(10,282)**	**¥84,056**	**¥4,600**	**¥88,656**

	Thousands of U.S. dollars (Note 2)								
	Common stock	Capital surplus	Retained earnings	Net unrealized gain (loss) on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Treasury stock	Total	Minority interests	Total equity
Balance at March 31, 2006	$428,068	$376,026	$39,564	$47,641		$(87,880)	$803,419	$41,179	$844,598
Net income			11,009				11,009		11,009
Cash dividends, $6.41 per share			(13,804)				(13,804)		(13,804)
Bonuses to directors			(85)				(85)		(85)
Net change for the six-month period				(82,410)	$299		(82,111)	(1,863)	(83,974)
Balance at September 30, 2006	**$428,068**	**$376,026**	**$36,684**	**$(34,769)**	**$299**	**$(87,880)**	**$718,428**	**$39,316**	**$757,744**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Unaudited)

For the six-month periods ended September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 2)
	September 30, 2005	September 30, 2006	September 30, 2006
Operating activities:			
Income (loss) before income taxes and minority interests	¥ (213)	**¥ 1,302**	**$ 11,128**
Adjustments for:			
Depreciation and amortization	1,868	**2,252**	**19,248**
Gain on sales of investment securities	(465)	**—**	**—**
Loss on disposal of property and equipment	204	**87**	**744**
Loss on devaluation of investment securities	39	**2**	**17**
Impairment loss	326	**—**	**—**
Interest and dividends received	(400)	**(346)**	**(2,957)**
Interest expense	19	**20**	**171**
Equity in net losses of unconsolidated subsidiaries and affiliated companies	5	**371**	**3,171**
Changes in assets and liabilities:			
Increase in accounts receivable	(227)	**(403)**	**(3,444)**
Increase in inventories	(2,530)	**(3,505)**	**(29,957)**
Decrease (increase) in advance	(488)	**831**	**7,103**
Increase in payables	2,292	**1,104**	**9,436**
Increase (decrease) in accrued expenses	(209)	**486**	**4,154**
Increase in subscription fees received	613	**319**	**2,726**
Increase in deferred revenue	1,343	**783**	**6,692**
Other—net	356	**380**	**3,247**
Subtotal	2,533	**3,683**	**31,479**
Interest and dividends received	358	**311**	**2,658**
Interest paid	(19)	**(20)**	**(171)**
Income taxes paid	(165)	**(275)**	**(2,351)**
Net cash provided by operating activities	2,707	**3,699**	**31,615**
Investing activities:			
Payments for time deposits	(1,500)	**—**	**—**
Refund of time deposits	5	**10**	**85**
Proceeds from sales and redemption of short-term investments	7,001	**—**	**—**
Purchases of investment securities	(11,298)	**(260)**	**(2,222)**
Proceeds from sales of investment securities	2,566	**2,000**	**17,094**
Purchases of property and equipment	(3,080)	**(3,418)**	**(29,213)**
Proceeds from sale of property and equipment	1,218	**20**	**171**
Purchases of software	(503)	**(2,907)**	**(24,846)**
Other	334	**(1)**	**(9)**
Net cash used in investing activities	(5,257)	**(4,556)**	**(38,940)**
Financing activities:			
Net increase (decrease) in short-term borrowings	100	**(10)**	**(85)**
Repayments of long-term debt	(38)	**(33)**	**(282)**
Payment of long-term payables	(259)	**(233)**	**(1,991)**
Proceeds from issuance of common stock	92	**—**	**—**
Dividends paid	(1,618)	**(1,606)**	**(13,727)**
Purchase of treasury stock	(1,012)	**—**	**—**
Other	451	**(14)**	**(120)**
Net cash used in financing activities	(2,284)	**(1,896)**	**(16,205)**
Foreign currency translation adjustments on cash and cash equivalents	—	**(1)**	**(7)**
Net decrease in cash and cash equivalents	(4,834)	**(2,754)**	**(23,537)**
Cash and cash equivalents at the beginning of the period	32,239	**40,311**	**344,538**
Cash and cash equivalents at the end of the period	¥ 27,405	**¥37,557**	**$321,001**

Notes to Consolidated Financial Statements (Unaudited)

For the six-month periods ended September 30, 2005 and 2006

1. Basis of Presenting Consolidated Financial Statements

The accompanying unaudited consolidated financial statements of SKY Perfect *Communications* Inc. (the "Company") and its subsidiaries (together, the "Companies") have been prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standard Board of Japan published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006.

The statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of change in equity" from the current fiscal year.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain prior period amounts have been reclassified to conform to the current presentation.

2. U.S. Dollar Presentation

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117=US$1, the approximate rate of exchange at September 30, 2006.

3. Investments in Securities

The carrying amounts and aggregate fair values of short-term investments and investment securities at March 31, 2006 and September 30, 2006 were as follows:

	Millions of yen		
March 31, 2006	Cost	Unrealized gain (loss)	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	¥10,124	¥12,715	¥22,839
Debt securities	14,000	(1,964)	12,036
Held-to-maturity:			
Debt securities	10,689	(541)	10,148

	Millions of yen		
September 30, 2006	Cost	Unrealized loss	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	**¥10,383**	**¥(1,935)**	**¥ 8,448**
Debt securities	**14,013**	**(1,966)**	**12,047**
Held-to-maturity:			
Debt securities	**8,691**	**(346)**	**8,345**

	Thousands of U.S. dollars		
September 30, 2006	Cost	Unrealized loss	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	**$ 88,743**	**$(16,538)**	**$ 72,205**
Debt securities	**119,769**	**(16,803)**	**102,966**
Held-to-maturity:			
Debt securities	**74,282**	**(2,957)**	**71,325**

Available-for-sale securities whose fair value is not readily determinable at March 31, 2006 and September 30, 2006 were as follows:

	Carrying amount		
	Millions of yen		*Thousands of U.S. dollars*
	March 31, 2006	**September 30, 2006**	**September 30, 2006**
Equity securities	¥2,882	**¥1,290**	**$11,026**
Debt securities	2,012	**9,008**	**76,991**

4. Leases

The Companies lease certain machinery and equipment, software and other assets.

Total rental expenses under finance leases for the six-month periods ended September 30, 2005 and 2006 were ¥1,437 million and ¥1,631 million ($13,940 thousand), respectively.

Pro forma information of leased assets such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of leased assets that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis for the year ended March 31, 2006 and the six-month periods ended September 30, 2005 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31, 2006	**September 30, 2006**	**September 30, 2006**
Machinery and equipment:			
Acquisition cost	¥10,454	**¥10,892**	**$93,094**
Accumulated depreciation	4,778	**5,698**	**48,701**
Net book value	5,676	**5,194**	**44,393**
Software:			
Acquisition cost	1,728	**1,707**	**14,590**
Accumulated depreciation	1,148	**1,273**	**10,881**
Net book value	580	**434**	**3,709**
Other assets:			
Acquisition cost	4,708	**4,572**	**39,077**
Accumulated depreciation	1,686	**1,585**	**13,547**
Net book value	3,022	**2,987**	**25,530**
Total	¥ 9,278	**¥ 8,615**	**$73,632**

Obligations under finance leases were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31, 2006	**September 30, 2006**	**September 30, 2006**
Due within one year	¥2,921	**¥2,971**	**$25,393**
Due after one year	6,613	**5,824**	**49,778**
Total	¥9,534	**¥8,795**	**$75,171**

Depreciation expense and interest expense under finance leases were as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	**September 30, 2006**	**September 30, 2006**
Depreciation expense	¥ 1,279	**¥1,461**	**$12,487**
Interest expense	152	**134**	**1,145**
Total	¥1,431	**¥1,595**	**$13,632**

Depreciation expense and interest expense, which are not reflected in the accompanying statements of operations, are computed by the straight-line method and the interest method, respectively.

5. Operating Expenses

Operating expenses for the six-month periods ended September 30, 2005 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2005	**September 30, 2006**	**September 30, 2006**
Cost of services:			
Personnel expense	¥ 756	**¥ 834**	**$ 7,128**
Outsourcing expense	6,895	**6,030**	**51,538**
Transmission-related expense	4,816	**5,353**	**45,752**
Programming cost	7,826	**7,500**	**64,103**
Cost of IC cards	292	**170**	**1,453**
Rental expense	1,470	**1,760**	**15,043**
Depreciation and amortization expense	1,719	**2,141**	**18,299**
Other	4,307	**5,117**	**43,735**
Total	¥28,081	**¥28,905**	**$247,051**
Selling, general and administrative expenses:			
Personnel expense	¥ 1,423	**¥ 1,623**	**$ 13,872**
Sales incentive	3,858	**2,323**	**19,855**
Advertising cost	3,578	**2,729**	**23,325**
Sales promotion expense	2,219	**2,406**	**20,564**
Provision for doubtful receivables	110	**188**	**1,607**
Depreciation and amortization expense	149	**111**	**949**
Other	2,030	**2,992**	**25,572**
Total	¥13,367	**¥12,372**	**$105,744**

6. Subsequent Events

Issuance of Stock Options

On August 30, 2006, the Company's Board of Directors has resolved to grant stock options to its directors and executive officers. The allotment date of these stock options is October 1, 2006, the exercise period is from October 1, 2008 to September 30, 2012, and the total number of stock options is 1,180.

Business Combination with JSAT Corporation

Subject to various legal proceedings, a positive resolution by a special meeting of shareholders and the confirmation of the regulatory authorities, on October 26, 2006, the Board of Directors of the Company and JSAT Corporation have resolved to transfer their shares to a holding company (SKY Perfect JSAT Corporation) in April 2007, where both companies will become wholly owned subsidiaries of the holding company.

Forward-Looking Statements

Forward-looking statements, including plans, strategies or beliefs, contained in this report are not past results but are forecasts based on the assumptions or beliefs of our management judging from information currently available. Final decisions related to investment are up to the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, including (1) the economic environment surrounding our areas of business, in particular, consumer trends; (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or in case of, for example, new business entry by rival companies; and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field, in particular, and remarkably subjective and changeable customer preferences in the broadcasting business. Also note that factors that could influence our business results are not limited to the above.

Corporate Data and Investor Information

As of September 30, 2006

Corporate name: SKY Perfect Communications Inc.
Head office address: 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan
Tel: +81-3-5468-7800 Fax: +81-3-5468-7925
URL: skycom.skyperfectv.co.jp
Date established: November 10, 1994
Number of employees: 476 (Consolidated)
Common stock: authorized 9,000,000
issued 2,270,365
Number of shareholders: 36,649
Stock exchange listing:
Tokyo Stock Exchange, First Section (Code No. 4795)
Transfer agent of common stock:
Mizuho Trust & Banking Co., Ltd.

Board of Directors and Auditors:

Executive Directors	
Chairman and Representative Director	Hiroyuki Shinoki
President and Representative Director	Masao Nito
Executive Vice President	Hajime Tanabe
Managing Director	Ryoji Hirabayashi
Executive Advisor	Yasushi Hosoda
Non-Executive Directors	Tatsuro Saitoh
	Kikujiro Shikano
	Tatsuya Tamura
	Kageo Nakano
	Nozomu Yoshida
	Toshichika Ishihara
	Kenji Kamimura
	Masakatsu Mori
Corporate Auditors	Yoshiki Hirowatari (*Standing*)
	Ryosuke Tsuruma (*Standing*)
	Masao Sakai

Major Shareholders:

Sony Broadcast Media Co., Ltd.	12.47%
Fuji Television Network, Inc.	12.47%
Itochu Corporation	12.47%
JSAT Corporation	6.91%
Tokyo Broadcasting System, Inc.	5.68%
Nippon Television Network Corporation	5.24%
The Master Trust Bank of Japan, Ltd.	5.18%
The Bank of New York Europe, Ltd, Luxembourg	4.16%
Sumitomo Corporation	3.05%
Dentsu Inc.	1.79%

Notes:

1. The Company holds 117,441 shares in treasury stock.
2. As of September 30, 2006, the foreign ownership ratio of total stocks with voting rights is 11.34% (when calculated with the method defined by the Ministry of Public Management, Home Affairs, Posts and Telecommunications).
3. The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation. Under the retirement trust contract, Itochu Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)
4. The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Japan Trustee Services Bank, Ltd. retirement trust account for Sumitomo Corporation. Under the retirement trust contract, Sumitomo Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)
5. According to the Report of Changes to the Large Holdings Report submitted by Merrill Lynch Japan Securities Co., Ltd., on March 10, 2006, its joint holdings as of February 28, 2006 were as indicated below. The content of the Report of Changes to the Large Holdings Report is as follows:

Company	Percentage Shareholding
Merrill Lynch Japan Securities Co., Ltd.	0.14%
Merrill Lynch International	0.11%
Merrill Lynch Investment Managers LP	4.11%
Merrill Lynch Investment Managers Co., Ltd.	5.55%
Total	9.91%

Of the above, Merrill Lynch Japan Securities and Merrill Lynch International submitted a Report of Changes to the Large Holdings Report on October 6, 2006, indicating the following holdings as of September 30, 2006.

Company	Percentage Shareholding
Merrill Lynch Japan Securities Co., Ltd.	0.07%
Merrill Lynch International	0.02%
Total	0.09%

As the Company is unable to confirm the actual number of shares held, however, these companies are omitted from the above list of major shareholders.


END